Form 10-K, Exhibit 13
period 1995-01-31
CIRCUS CIRCUS ENTERPRISES INC
filed 1995-05-01
CIK 725549

MANAGEMENT'S DISCUSSION AND ANALYSIS                     Exhibit 13

FINANCIAL POLICY

Circus' primary financial goals are to generate significant free cash flow and to provide attractive returns on our invested capital.

Over the past five years, our production of free cash flow has essentially doubled. This steady, strong cash flow has allowed Circus to grow at a rapid pace without incurring large amounts of long-term debt. Our production of cash flow combined with our significant borrowing capacity (over $500 million available credit as of January 31, 1995) and our easy access to other capital markets, provide Circus the ability to entertain virtually any growth opportunity. These available resources give the Company the financial flexibility to react swiftly to new gaming opportunities as they arise, as well as permit us to focus on the merits of a specific project without concerns about potential financing.


FREE CASH FLOW ANALYSIS
Year ended January 31,
(in thousands)                       1995       1994      1993      1992      1991
                                 -------------------------------------------------
Income from operations*           $259,019  $217,567  $205,482  $200,391  $169,653
Add non-cash expenses
  Depreciation and
   amortization                     82,753    58,965    48,182    48,870    42,395
  Other                                (65)      (65)      (65)      (65)      (65)
                                   -----------------------------------------------
Cash generated from
 operations before income tax      341,707   276,467   253,599   249,196   211,983
Cash income taxes                  (55,754)  (56,023)  (43,602)  (31,452)  (36,566)
Interest, dividends and
 other income (loss)                 1,217      (683)      820       245      (570)
Proceeds from disposal of assets       415       685     4,510       527       663
                                    ----------------------------------------------
Cash available for repayment
 of debt and reinvestment          287,585   220,446   215,327   218,516   175,510
Scheduled principal and
 interest payments                 (45,988)  (35,388)  (30,939)  (44,168)  (51,056)
Ordinary capital expenditures      (29,856)  (33,182)  (24,085)  (24,110)  (19,450)
                                  ------------------------------------------------
Free cash flow                    $211,741  $151,876  $160,303  $150,238  $105,004
                                  ------------------------------------------------

*Before one-time charges in fiscal 1995 for Circus Circus-Tunica preopening expenses of $3,012, in fiscal 1994 for Luxor and Grand Slam Canyon preopening expenses of $16,506 and in fiscal 1991 for Excalibur preopening expenses of $11,177.

Generating strong cash flow is only part of the story. Investing that cash flow in projects which produce attractive returns has been an integral part of Circus' past success, while presenting the challenge for the future. The Company has met that challenge by achieving a return on invested capital of approximately 20% over the past five years. Looking to the future, our capital investments may include acquisition of existing companies as well as internally developed projects. Our recent acquisition of Gold Strike Resorts, the purchase of the Hacienda and the purchase of 73 acres of undeveloped land south of the Hacienda, demonstrates that the Company is positioned to continue its rapid growth. With these acquisitions and their future development, we expect to continue to achieve a return on invested capital that will rival our historical levels .

RETURN ON INVESTED CAPITAL
Year ended January 31,
(in thousands)                        1995         1994       1993       1992        1991
                                 --------------------------------------------------------
Net income before
 non-recurring items*           $  138,244  $   126,918   $120,983   $103,348   $  83,669
Income tax expense                  78,204       66,419     62,330     53,656      39,566
Interest expense                    42,734       17,770     22,989     43,632      42,048
                                 --------------------------------------------------------
                                   259,182      211,107    206,302    200,636     165,283
Cash income taxes                  (55,754)     (56,023)   (43,602)   (31,452)    (36,566)
                                 --------------------------------------------------------
Total return as defined        $   203,428  $   155,084   $162,700   $169,184   $ 128,717
                                 --------------------------------------------------------
Total assets                   $ 1,507,085  $ 1,297,924   $950,458   $783,071   $ 792,479
Construction in progress and
 investments in non-operating
 joint ventures                    (77,794)     (19,855)  (179,757)    (5,179)    (43,488)
Current liabilities                (82,008)     (92,061)   (87,494)   (59,498)    (61,456)
                                 --------------------------------------------------------
Total invested capital
 as defined                    $ 1,307,283  $ 1,186,008   $683,207   $718,394    $687,535
                                 --------------------------------------------------------
Average invested capital       $ 1,266,646  $   934,608   $700,801   $702,965    $558,663
                                 --------------------------------------------------------
Return on average
 invested capital                    16.1%        16.6%      23.2%      24.1%       23.0%
                                 --------------------------------------------------------

*Before one-time charges in fiscal 1995 for Circus Circus-Tunica preopening expenses of $3,012, in fiscal 1994 for Luxor and Grand Slam Canyon preopening expenses of $16,506 and in fiscal 1991 for Excalibur preopening expenses of $11,177. Net income for fiscal 1993 excludes an extraordinary loss of $3,661 related to the early retirement of debt.

Results of Operations

Excluding preopening expenses, earnings per share for the year ended January 31, 1995 were $1.61 against $1.46 on the same basis last year. During the current year, the Company wrote off $3.0 million of preopening expenses related to the August 29, 1994 opening of Circus Circus-Tunica. These preopening expenses amounted to $.02 per share on an after-tax basis. In the prior year, the Company wrote off preopening expenses associated with Grand Slam Canyon (which opened August 23, 1993) and Luxor Hotel and Casino (which opened October 15, 1993). These preopening expenses totalled $16.5 million, amounting to $.12 per share on an after-tax basis. Including the effect of preopening expenses, earnings per share for the year ended January 31, 1995 were $1.59 versus $1.34 for the prior year.

The increase in earnings per share was attributable primarily to the first full year of operations for Luxor, which was open only 3 1/2 months in the prior fiscal year. The opening of Circus Circus-Tunica also contributed to this increase. The Company's first riverboat casino posted operating income in excess of $13 million in the five months it was open during the year. Earnings per share also benefitted from 1.2 million fewer average shares outstanding, stemming from the repurchase of 0.5 million shares during fiscal 1995 and 1.6 million shares in fiscal 1994. However, these benefits were partially offset by additional interest expense due to lower capitalized interest and higher borrowings.

On the same basis of operations, earnings per share for the year ended January 31, 1994 were $1.50 (excluding preopening expenses and the effect of an increase in the corporate tax rate) versus $1.41 (excluding an extraordinary loss) in fiscal 1993 - an increase of 6% despite an increase of 1.1 million average shares outstanding. This increase in earnings per share was due primarily to the opening of Luxor in October 1993 and to lower interest expense, which resulted from higher capitalized interest related to Luxor and Grand Slam Canyon.

Revenues

Revenues for the year ended January 31, 1995 increased $206.7 million, or 21%, to $1.2 billion, marking the first time the Company's revenues have topped $1 billion. The first full year of operations for Luxor and the opening of Circus Circus-Tunica accounted for the majority of this increase in revenues.

The Company's combined hotel occupancy rate declined to 95.7% from 97.8% last year, due primarily to the impact of additional competition in the Laughlin market. Despite the decrease in occupancy rates, room revenues (excluding the impact of Luxor) rose 4% on the strength of selective price increases at the Las Vegas properties. Including Luxor, hotel revenues increased 32% over the prior year. In general, the Company's policy of offering moderately priced rooms, multiple entertainment attractions and low-priced food on an everyday basis attracts a high level of occupancy along with substantial walk-in traffic.

For the year ended January 31, 1994, revenues increased $112.5 million, or 13%, versus the prior year. The three and one-half months of operations of Luxor drove this growth in revenues.

Income from Operations

Income from operations, excluding the write-off of preopening expenses, increased $41.5 million, or 19%, for the year ended January 31, 1995. The increase in income from operations was attributable primarily to Luxor and the opening of Circus Circus-Tunica. In its first full fiscal year of operations, Luxor posted $64.1 million in operating income and a 23% operating margin. Meanwhile, Circus Circus-Tunica experienced a strong opening, generating operating income of $13.2 million and an operating margin over 40% (excluding preopening expenses) in the five months it was open.

Income from operations was essentially flat at the Company's other Las Vegas properties, Circus Circus-Las Vegas and Excalibur, and margins remained steady. At Circus Circus-Reno, disruption from the construction of neighboring Silver Legacy (see Capitalization, Capital Spending and Liquidity) and poor winter weather hampered results throughout much of the year, causing a 12% decline in operating income at that property.

Results at the Company's Laughlin properties, the Colorado Belle and Edgewater, declined significantly, with combined operating income down 22% from the prior year. The decrease is attributable to a variety of competitive factors. The three major new theme resorts which opened in Las Vegas in late 1993 (including

Luxor), have drawn upon Laughlin's customer base, as have the recently expanded facilities at Stateline, Nevada, which are closer to Las Vegas and more accessible to visitors from Southern California. Also in late 1993, a competitor in Laughlin underwent a major hotel and casino expansion, which further diffused the customer base. Finally, the emergence of unregulated Indian gaming, particularly in Laughlin's Arizona feeder markets, has brought additional competitive challenges. While it is the Company's belief that the Laughlin market is beginning to stabilize, a new hotel/casino opened in late February 1995 which may further impact results in the near term. Despite the significant declines in operating income, the Colorado Belle and Edgewater still posted a combined 23% operating margin for the year.

The Company's composite operating margin was 22.1% (prior to the write-off of preopening expenses), compared to last year's 22.6%. The decline was attributable to the reasons discussed above.

Income from operations in fiscal 1994 increased $12.1 million, or 6%, excluding the one-time write-off of $16.5 million of preopening expenses from Luxor and Grand Slam Canyon. The growth in income from operations before preopening expenses was primarily the result of the opening of Luxor in October 1993.

Depreciation and Amortization Expense

For the year ended January 31, 1995, depreciation and amortization expense rose $23.8 million, to $82.8 million, due primarily to a full year of depreciation on Luxor and Grand Slam Canyon, as well as the addition of Circus Circus-Tunica.

In fiscal 1994, depreciation and amortization expense increased $10.8 million over the prior year due primarily to the openings of Luxor and Grand Slam Canyon.

Interest Expense

For the year ended January 31, 1995, interest expense was $42.7 million compared to $17.8 million in the prior year. The increase was due mostly to lower capitalized interest ($4.2 million in fiscal 1995 versus $18.5 million in fiscal
1994) stemming from the completion of Luxor and Grand Slam Canyon in the prior fiscal year. Interest expense was also impacted by higher average debt outstanding (approximately $590 million in fiscal 1995 versus approximately $555 million in fiscal 1994). Though short-term interest rates rose during the year, the Company's interest expense was not significantly impacted due to the effect of certain interest rate swap agreements which expired during late fiscal 1994 and 1995.

Interest expense for the year ended January 31, 1994 was $17.8 million, down from $23.0 million in the prior year. The decrease was due primarily to the net effect of increased capitalized interest pertaining to Luxor and Grand
Slam Canyon ($18.5 million in fiscal 1994 versus $8.0 million in fiscal 1993), offset by higher average debt outstanding and a higher average interest rate due to issuing $300 million of Senior Subordinated Notes in July 1993 (see Capitalization, Capital Spending and Liquidity).

Taxes

The Company's effective tax rate for the year ended January 31, 1995 was 36.5%. This reflects the federal statutory rate of 35.0% plus the effect of various nondeductible expenses.

For the year ended January 31, 1994, the difference between the Company's effective tax rate of 36.4% and the Federal statutory rate of 34.9% was due primarily to the adjustment of the deferred tax balance to reflect the new statutory rate mandated by the Revenue Reconciliation Act of 1993.

Capitalization, Capital Spending and Liquidity

For the year ended January 31, 1995, the Company's pretax cash flow from operations (before preopening expenses) was $341.7 million, compared to $276.5 million in fiscal 1994 and $253.6 million in fiscal 1993. In fiscal 1995, the Company's cash flow was used primarily to fund construction of Circus Circus-Tunica and to fund its investment in two joint venture projects: Silver Legacy in Reno, Nevada and Circus Circus-Chalmette, a riverboat near New Orleans, Louisiana. In fiscal 1994, the Company's cash flow was used primarily to fund construction of Luxor and Grand Slam Canyon.

Capital expenditures for the year ended January 31, 1995 were $142.7 million, compared with $378.8 million in fiscal 1994 and $208.6 million in fiscal 1993. The majority of expenditures in the past year related to the completion of Circus Circus-Tunica ($58.1 million), the addition of new attractions at Grand Slam Canyon ($15.4 million), the construction of parking garages at Luxor and Excalibur ($11.7 million) and the purchase of land in Reno for future expansion ($11.9 million). In fiscal 1994, Luxor ($254.3 million) and Grand Slam Canyon ($61.7 million) accounted for the bulk of the capital expenditures.

The Company has also funded equity investments in new projects totalling $71.6 million during fiscal 1995. These equity investments include the temporary casino in Windsor, Canada ($5.4 million net investment since inception); Silver Legacy in Reno, Nevada ($55.3 million net investment since inception); and the riverboat casino in Chalmette, Louisiana ($14.2 million net investment since inception).

During the year ended January 31, 1995, the Company repurchased 0.5 million shares of its common stock at a total cost of approximately $15.0 million. In fiscal 1994, the Company repurchased 1.6 million shares at a total cost of approximately $57.3 million.

In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes due 2003. The notes were priced at 99.89%. Also in July 1993, the Company issued, at par, $150 million principal amount of 7 5/8% Senior Subordinated Debentures due 2013. The net proceeds of these offerings were used to retire amounts outstanding under the Company's corporate debt program.

On September 30, 1993, the Company signed a $750 million unsecured bank credit agreement with its bank group (see Note 3 of Notes to Consolidated Financial Statements). This facility replaced the Company's previous $350 million and $200 million reducing revolvers. As of January 31, 1995, Circus had $517 million undrawn and immediately available under the credit agreement.

On August 29, 1994, the Company's newest property, Circus Circus-Tunica, opened in Tunica County, Mississippi, approximately 20 miles from the Memphis, Tennessee airport. This circus-themed project was completed on schedule at a total cost of approximately $70 million, including land, capitalized interest and preopening expenses. The property features over 1,400 slot machines, 66 table games, three restaurants and a gift shop.

The Company is an investor in several joint venture projects in various stages of development.

In December 1993, Windsor Casino Limited, a corporation owned equally by Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation, was selected to exclusively design, build and operate a casino complex in Windsor, Ontario, Canada. As planned, the complex includes casino, showroom and meeting facilities as well as a 300-room hotel, all located in Windsor's central business district, immediately across the Detroit River from Detroit, Michigan. An interim casino, operated by Windsor Casino Limited, opened in May 1994 and generated $5.5 million in operating income for the Company in fiscal 1995. The corporation currently negotiating an agreement for a permanent facility, which is expected to be completed in 1997, the terms and conditions of which are still being finalized. As of January 31, 1995, Circus had a net investment of approximately $5.4 million in this project.

The Company is also a partner in a 50/50 joint venture with the Eldorado Hotel/Casino, which is developing and will operate a hotel/casino in downtown Reno, Nevada. Silver Legacy is themed after a turn-of-the-century silver mining town and is located on a site adjacent to Circus Circus-Reno and the Eldorado, and will be connected to both properties by enclosed skyways. The project broke ground in late 1993 and completion is expected by late July 1995. The cost of the project is currently estimated at $335 million (excluding capitalized interest and preopening expenses), of which the venturers will contribute $105 million in equity. As of January 31, 1995, the Company had a net investment of approximately $55.3 million in this project, and had loaned the joint venture $58.1 million, which bears interest at 10%. This loan will be reduced to $25 million upon the closing of the joint venture's $220 million credit agreement in May 1995 and will be subordinated to the indebtedness under that agreement. As a condition to the credit agreement, the Company will enter into an agreement pursuant to which it will guarantee completion of Silver Legacy. In addition, the Company will enter into a make-well agreement with the joint venture whereby it will be obligated to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined in the credit agreement). The Company is also obligated under the joint venture agreement to obtain or provide a $10 million credit line for working capital purposes.

The Company is also a partner in a 50/50 joint venture with American Entertainment Corporation to develop and operate a riverboat gaming facility in Louisiana. The riverboat will feature a 30,000-square-foot casino and will be docked in Chalmette, Louisiana, approximately 20 minutes from downtown New Orleans. The cost and specifics of the design and funding have yet to be finalized. The Company is required to contribute $20 million in equity and to lend the project any amount which cannot be financed by a third party. The project is currently expected to be completed by late 1995. As of January 31, 1995, the Company had a net investment in the joint venture of approximately $14.2 million and a loan to its joint venture partner of $10 million. The loan carries interest at the prime rate plus one percentage point and is payable from the joint venture partner's share of distributions.

In March 1995, the Company reached agreement to purchase the Hacienda Hotel and Casino in Las Vegas for approximately $80 million, subject to receipt of requisite regulatory approvals. The Hacienda is located on 47 acres of land adjacent to Luxor, between I-15 and the Las Vegas Strip, and contains approximately 1,100 rooms and 50,000 square feet of casino space. Also in March 1995, the Company purchased approximately 73 acres of undeveloped land at the northwest corner of Russell Road and the Las Vegas Strip, just south of the Hacienda, at a cost of approximately $73 million. The acquisition of the Russell Road land was financed under the Company's bank lines of credit and the Company anticipates financing the Hacienda acquisition in a similar manner.

The Company is developing a master plan for this area, including the existing Excalibur and Luxor resorts, that will encompass several stages of development and include a series of new and interconnected hotel/casino/entertainment complexes. It is the Company's belief that the Las Vegas market can readily absorb significant new capacity, including that contemplated in its master plan. Furthermore, the focus in Las Vegas has shifted toward the south end of the Las Vegas Strip, where the Company will be developing its master plan at what is essentially the gateway to Las Vegas.

On March 19, 1995, the Company entered into an agreement to acquire a group of affiliated entities (collectively "Gold Strike Resorts"), subject to receipt of all necessary consents and approvals, including those of gaming regulatory authorities. The agreement provides for the issuance of approximately 17 million shares of the Company's common stock and the payment of $12 million in cash in exchange for the equity interests in Gold Strike Resorts, as well as the Company's assumption of approximately $165 million of debt. For the year ended December 31, 1994, Gold Strike Resorts recorded net revenues of approximately $106 million and operating income of approximately $32 million. Provided the requisite approvals are obtained, the Company anticipates completing the acquisition during its second quarter and does not anticipate that the transaction will have a materially dilutive impact on earnings per share.

Gold Strike Resorts owns and operates three gaming properties in Nevada (Gold Strike Hotel and Gambling Hall and Nevada Landing in Jean, and Railroad Pass in Henderson). It also holds a 50% interest in and operates The Grand Victoria riverboat in Elgin, Illinois (which opened in October 1994), and is a 50% partner with Mirage Resorts, Inc., in the development of a major destination resort on the Las Vegas Strip, for which it serves as managing partner. The joint venture project with Mirage has an estimated cost of $325 million (including land and capitalized interest), and Gold Strike Resorts is obligated to fund any portion of such cost in excess of certain equity contributions and the funding provided by a $175 million construction loan. It is currently anticipated that this obligation will require an equity contribution by Gold Strike Resorts of approximately $60 million.

The Company believes that it has sufficient capital resources, through its existing bank arrangements and its operating cash flows, to meet all of its existing cash obligations, strategically repurchase shares and fund its commitments on each of the above discussed projects. The Company anticipates that additional funds could be raised through debt or equity markets, if necessary.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

January 31, (in thousands, except share data)             1995           1994
                                                         ------         ------
ASSETS
Current assets
  Cash and cash equivalents                              $53,764       $39,110
  Receivables                                              8,931         8,673
  Inventories                                             22,660        20,057
  Prepaid expenses                                        20,103        20,062
                                                      ----------    ----------
     Total current assets                                105,458        87,902
                                                      ----------    ----------

Property, equipment and leasehold interests,
    at cost, net                                       1,239,062     1,179,961
                                                      ----------    ----------

Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net               9,836        10,200
  Notes receivable                                        68,083             -
  Investments in joint ventures                           74,840         3,203
  Deferred charges and other assets                        9,806        16,658
                                                      ----------    ----------
     Total other assets                                  162,565        30,061
                                                      ----------    ----------

     Total assets                                     $1,507,085    $1,297,924
                                                      ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                         $106          $169
  Accounts and contracts payable --
    Trade                                                 12,102        14,804
    Construction                                           1,101        13,844
  Accrued liabilities --
    Salaries, wages and vacations                         24,946        19,650
    Progressive jackpots                                   7,447         4,881
    Advance room deposits                                  8,701         6,981
    Other                                                 25,151        25,648
    Interest payable                                       2,331         2,278
    Income tax payable                                       123         3,806
                                                      ----------    ----------
     Total current liabilities                            82,008        92,061
                                                      ----------    ----------

Long-term debt                                           632,652       567,345
                                                      ----------    ----------

Other liabilities
  Deferred income tax                                    105,313        77,153
  Other long-term liabilities                                988         1,415
                                                      ----------    ----------
     Total other liabilities                             106,301        78,568
                                                      ----------    ----------


     Total liabilities                                   820,961       737,974
                                                      ----------    ----------

Commitments and contingent liabilities

Stockholders' equity
  Common stock $.01 2/3 par value
    Authorized -- 450,000,000 shares
    Issued -- 96,441,357 and 96,168,769 shares             1,607         1,603
  Preferred stock $.01 par value
    Authorized -- 75,000,000 shares                            -             -
  Additional paid-in capital                             124,960       120,135
Retained earnings                                        754,732       618,446
Treasury stock (10,589,309 and 10,062,814 shares),
  at cost                                               (195,175)     (180,234)
                                                       ---------     ---------
     Total stockholders' equity                          686,124       559,950
                                                       ---------     ---------

     Total liabilities and stockholders' equity       $1,507,085    $1,297,924
                                                       =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year ended January 31, (in thousands, except share data)
                                             1995       1994       1993
                                            ------     ------     ------
Revenues
  Casino                                   $612,115   $538,813   $495,012
  Rooms                                     232,346    176,001    147,115
  Food and beverage                         189,664    152,469    135,786
  Other                                     171,754    126,048    100,416
                                          ---------    -------    -------
                                          1,205,879    993,331    878,329
  Less-complimentary allowances             (35,697)   (29,861)   (27,388)
                                          ---------    -------    -------
                                          1,170,182    963,470    850,941
                                          ---------    -------    -------
Costs and expenses
  Casino                                    246,416    209,402    189,499
  Rooms                                      94,257     78,932     68,783
  Food and beverage                         177,136    149,267    128,689
  Other operating expenses                  107,297     82,958     67,051
  General and administrative                183,175    150,495    129,934
  Depreciation and amortization              81,109     58,105     46,550
  Preopening expense                          3,012     16,506          -
                                            -------    -------    -------
                                            892,402    745,665    630,506
                                            -------    -------    -------
Operating profit before
   corporate expense                        277,780    217,805    220,435
Corporate expense                            21,773     16,744     14,953
                                            -------    -------    -------
Income from operations                      256,007    201,061    205,482
                                            -------    -------    -------
Other income (expense)
  Interest, dividends and
     other income (loss)                      1,217       (683)       820
  Interest expense                          (42,734)   (17,770)   (22,989)
                                            -------    -------    -------
                                            (41,517)   (18,453)   (22,169)
                                            -------    -------    -------
Income before provision for income tax      214,490    182,608    183,313
Provision for income tax                     78,204     66,419     62,330
                                            -------    -------    -------

Income before extraordinary loss            136,286    116,189    120,983
Extraordinary loss on early
  extinguishment of debt, net
   of income tax benefit of $1,885                -          -     (3,661)
                                            -------    -------    -------
Net income                                 $136,286   $116,189   $117,322
                                            =======    =======    =======

Earnings per share
  Income before extraordinary loss            $1.59      $1.34      $1.41
  Extraordinary loss on early
    extinguishment of debt                        -          -      (0.04)
                                            -------    -------    -------
Net income per share                          $1.59      $1.34      $1.37
                                            =======    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   1995        1994        1993
                                                 --------    --------    --------
Year ended January 31,
Increase (decrease) in cash
 and cash equivalents (in thousands)

Cash flows from operating activities
  Net income before extraordinary loss          $136,286    $116,189     $120,983
                                                 -------     -------      -------

  Adjustments to reconcile net income before
   extraordinary loss to net cash provided
   by operating activities
      Depreciation and amortization               82,753      58,965       48,182
      Increase in deferred income tax             28,160      13,030        5,293
      Increase (decrease) in interest payable         53         180       (4,100)
      Increase (decrease) in income tax
        payable                                   (3,683)      3,098         (477)
      (Gain) loss on sale of fixed assets            768       1,001          (41)
      Increase in other current assets            (2,902)    (13,772)      (1,268)
      Increase in other current liabilities        6,383      15,192        5,598
      (Increase) decrease in other non-
        current assets                             6,880      (6,635)      (2,368)
      Decrease in other non-current
        liabilities                                  (65)        (65)         (65)
                                                 -------     -------      -------

        Total adjustments                        118,347      70,994       50,754
                                                 -------     -------      -------

      Net cash provided by operating
        activities                               254,633     187,183      171,737
                                                 -------     -------      -------

Cash flows from investing activities
  Capital expenditures                          (142,667)   (378,785)    (208,586)
  Increase (decrease) in construction
    payables                                     (12,743)    (13,918)      27,762
  Increase in investments in joint ventures      (71,637)     (3,203)           -
  Increase in notes receivable                   (68,083)          -            -
  Proceeds from sale of equipment and other
    assets                                           415         685        4,510
                                                 -------     -------      -------

      Net cash used in investing activities     (294,715)   (395,221)    (176,314)

Cash flows from financing activities
  Proceeds from issuance of senior subor-
    dinated notes                                      -     299,841            -
  Net effect on cash of issuances and
    payments of debt with initial maturities
    of three months or less                       65,378     (40,445)      69,957
    Principal payments of debt with original
   maturities in excess of three months             (169)    (10,154)    (100,397)
  Exercise of stock options and warrants           4,919      11,091       46,491
  Purchases of treasury stock and fractional
   shares                                        (15,031)    (57,339)           -

  Effect on cash of extraordinary loss                 -           -       (2,155)
  Other                                             (361)        739          (62)
                                                  ------      ------       ------

  Net cash provided by financing activities       54,736     203,733       13,834
                                                  ------     -------       ------

Net increase (decrease) in cash and cash
 equivalents                                      14,654      (4,305)       9,257

Cash and cash equivalents at beginning
  of year                                         39,110      43,415       34,158
                                                  ------      ------       ------

Cash and cash equivalents at end of year         $53,764     $39,110      $43,415
                                                  ======      ======       ======

Supplemental cash flow disclosures

Cash paid during the period for
  Interest (net of amount capitalized)           $41,613     $16,597      $26,104
  Income tax                                     $52,500     $47,000      $41,500
Noncash investing and financing activities
  Purchase of land with debt                     $     -     $10,000      $     -

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                             Common Stock Issued  Additional                            Total
                                             -------------------    Paid-In    Retained   Treasury   Stockholders'
(in thousands)                                Shares      Amount    Capital    Earnings    Stock       Equity
                                             --------     ------    -------    --------   --------   -------------

Balance, January 31, 1992                     95,397      $1,590   $ 84,026    $384,935  $(144,355)       $326,196
  Net income                                       -           -          -     117,322          -         117,322
  Exercise of stock options and warrants         517           9     27,490           -     18,992          46,491
                                              ------       -----    -------     -------   --------         -------
Balance, January 31, 1993                     95,914       1,599    111,516     502,257   (125,363)        490,009
  Net income                                       -           -          -     116,189          -         116,189
  Exercise of stock options and warrants         255           4      8,627           -      2,460          11,091
  Treasury stock acquired (1,632 shares),
   at cost                                         -           -          -           -    (57,331)        (57,331)
  Purchase of fractional shares                    -           -         (8)          -          -              (8)
                                              ------       -----    -------     -------   --------         -------
Balance, January 31, 1994                     96,169       1,603    120,135     618,446   (180,234)        559,950
  Net income                                       -           -          -     136,286          -         136,286
  Exercise of stock options and warrants         272           4      4,825           -         90           4,919
  Treasury stock acquired (535 shares),
   at cost                                         -           -          -           -    (15,031)        (15,031)
                                              ------       -----    -------     -------   --------         -------
Balance, January 31, 1995                     96,441      $1,607   $124,960    $754,732  $(195,175)       $686,124
                                              ======       =====    =======     =======   ========         =======

The accompanying notes are an integral part of these consolidated financial statements.

               CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
Circus Circus Enterprises, Inc. (the "Company") was incorporated February 27, 1974. The Company operates hotel and casino facilities in Las Vegas, Reno and Laughlin, Nevada and opened Circus Circus-Tunica, a riverboat casino in Tunica, County Mississippi, on August 29, 1994. It is also a one-third owner of a casino operation in Windsor, Canada.

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

    On November l, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas and on February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada. The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million for the purchase of Slots-A-Fun and $9.7 million for the purchase of the Edgewater, and each is being amortized over a period of 40 years.

CAPITALIZED INTEREST
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 1995, 1994 and 1993, were $4.2 million, $18.5 million, and $8.0 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS
At January 31, 1995 and 1994, cash equivalents (consisting principally of money market funds and instruments with original maturities of three months or less) had a cost approximately equal to market value.

INTEREST RATE SWAPS
The Company, from time to time, uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method predominantly over the following estimated useful lives:

- --------------------------------------------------------------------------------
Buildings and improvements                                           15-45 years
Leasehold improvements                                                5-16 years
Equipment, furniture and fixtures                                     3-15 years
Leasehold interests                                                   5-14 years

- --------------------------------------------------------------------------------

    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $4.0 million, $3.7 million, and $3.3 million as of January 31, 1995, 1994 and 1993, respectively.

REVENUES AND EXPENSES
Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows: $30.6 million, $25.0 million and $23.1 million for the fiscal years ended January 31, 1995, 1994 and 1993, respectively. For the three years, approximately 93%-95% of such costs were for food and beverage with the balance for rooms. Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

RECLASSIFICATIONS
The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year.

PREOPENING EXPENSES
Preopening expenses consisted principally of direct incremental personnel costs and advertising and marketing expenses. These costs were capitalized prior to the opening of the specific project and were charged to expense at the commencement of operations. For the year ended January 31, 1995, preopening expenses amounted to $3.0 million and related to the August 29, 1994 opening of Circus Circus-Tunica. For the year ended January 31, 1994, preopening expenses amounted to $16.5 million and related to the August 23, 1993 opening of Grand Slam Canyon and the October 15, 1993 opening of Luxor.

Note 2.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (in thousands)                        1995         1994
- ---------------------------------------------------------------------
Land and land leases                          $  125,661   $  101,539
Buildings and improvements                     1,024,179      960,999
Equipment, furniture and fixtures                483,147      426,590
Leasehold interests                                6,908        6,908
Leasehold improvements                             3,709        3,560
- ---------------------------------------------------------------------
                                               1,643,604    1,499,596

Less - accumulated depreciation
 and amortization                               (412,909)    (336,287)
- ---------------------------------------------------------------------
                                               1,230,695    1,163,309

Construction in progress                           8,367       16,652
- ---------------------------------------------------------------------
                                              $1,239,062   $1,179,961
                                              ==========   ==========

Note 3.  Long-term Debt

Long-term debt consists of the following:

January 31, (in thousands)                        1995         1994
- ---------------------------------------------------------------------

Amounts due under corporate debt
  program at floating interest rates,
  weighted average of 6.1%                      $210,828     $167,450
7-5/8% Senior Subordinated Debentures
  due 2013                                       150,000      150,000
6-3/4% Senior Subordinated Notes
  due 2003 (net of unamortized
  discount of $134 and $150)                     149,866      149,850
10-5/8% Senior Subordinated Notes
  due 1997 (net of unamortized
  discount of $42 and $60)                        99,958       99,940

Amounts due under bank credit agree-
  ments at floating interest rates,
  weighted average of 6.5%                        22,000            -
Other notes                                          106          274
                                                --------     --------
                                                 632,758      567,514
Less - current portion                              (106)        (169)
                                                --------     --------
                                                $632,652     $567,345
                                                ========     ========

    The Company has established a corporate debt program whereby it can issue commercial paper or similar forms of short-term debt. Although the debt instruments issued under this program are short-term in tenor, they are classified as long-term debt because (i) they are backed by long-term debt facilities (see below) and (ii) it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year. To the extent that the Company incurs debt under this debt program, it must maintain an equivalent amount of credit available under its revolving credit and term loan agreements with its bank group.

    In September 1993, the Company renegotiated its $350 million reducing revolver dated April 11, 1990 and its $200 million reducing revolver dated September 6, 1988. These agreements were replaced by new revolving loan agreements consisting of a $250 million unsecured 364-day facility and a $500 million unsecured reducing revolver which matures in September 1998 (the "Revolvers"). The $250 million facility has provisions for annual renewal subject to the consent of the banks and converts to a two-year term loan if not renewed. The Revolvers contain financial covenants regarding minimum net worth, interest charge coverage, maximum leverage ratio, funded debt ratio, new venture capital expenditures and new venture investments. The maximum available credit under the $500 million revolver reduces by $60 million on each of March 31, 1997, September 30, 1997 and March 31, 1998. The Revolvers are for general corporate purposes. The Company currently incurs commitment fees of 22.50 basis points on the unused portion of the $250 million facility and 27.50 basis points on the unused portion of the $500 million revolver. As of January 31, 1995, the Company had $22.0 million of borrowings under the Revolvers. At such date, the Company had also $210.8 million issued under the corporate debt program thus reducing, by that amount, the credit available under the Revolvers for purposes other than repayment of corporate debt. The fair value of the debt issued under the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

    In July 1993, the Company issued $150 million principal amount of 6 3/4% Senior Subordinated Notes (the "6 3/4% Notes") due July 2003 and $150 million principal amount of 7 5/8% Senior Subordinated Debentures (the "7 5/8% Debentures") due July 2013, with interest payable each July and January. The 6 3/4% Notes, which were discounted to $149.8 million, and the 7 5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1995, the estimated fair value of the 6 3/4% Notes was $133.6 million and the estimated fair value of the 7 5/8% Debentures was $134.3 million based on the trading price of these borrowings.

    In June 1990, the Company issued $100 million principal amount of 10 5/8% Senior Subordinated Notes (the "10 5/8% Notes") due June

1997, with interest payable each June and December. The 10 5/8% Notes, which were discounted to $99.9 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. Holders of the 10 5/8% Notes may require the Company to repurchase all or any portion of their notes at par upon the occurrence of both a Designated Event (as defined in the indenture) and a Rating Decline (as defined in the indenture). As of January 31, 1995, $9.1 million principal amount of the 10 5/8% Notes was owned by one of the Company's two founders. As of January 31, 1995, the estimated fair value of the 10 5/8% Notes was $105.6 million based on the trading price of the 10 5/8% Notes.

    In April 1987, the Company issued $100 million principal amount of 10 1/8% Senior Subordinated Notes (the "10 1/8% Notes") due April 1997. The 10 1/8% Notes, which were discounted to $97.7 million, were retired in April 1992 at the stated redemption price of 102.89%, using borrowings under the Company's previous revolvers. The early retirement of the 10 1/8% Notes resulted in an extraordinary after-tax loss of $3.7 million.

    The Company has a policy aimed at managing interest rate risk associated with its current and future anticipated borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar arrangements. The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 8.9%) and receives a variable interest rate (weighted average of approximately 5.8% at January 31, 1995)
on $90 million notional amount of "initial" swaps, and pays a variable interest rate (weighted average of approximately 6.0% at January 31, 1995) and receives a fixed interest rate (weighted average of approximately 7.6%) on $95 million notional amount of "reversing" swaps. The net effect of all such swaps resulted in additional interest expense, due to an interest rate differential which, at January 31, 1995, was approximately .67% on the total notional amount of the swaps. The initial swaps have the following termination dates: $35 million in fiscal 1996, $30 million in fiscal 1997 and $25 million in fiscal 2000. The reversing swaps expire as follows: $35 million in fiscal 1996, $30 million in fiscal 1997 and $30 million in fiscal 2002. In addition to the aforementioned swaps, the Company has entered into an interest rate swap with a notional amount of $100 million in which the Company pays a floating rate (5.8% at January 31, 1995 and capped at 6.5%) and receives a fixed interest rate of 4.75%. This swap corresponds in both notional amount and maturity to the Company's 10 5/8% Notes due in 1997. The variable interest rates which the Company pays or receives under the various swaps are based primarily upon the London Interbank Offering Rate (LIBOR). The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps and reverse swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 1995, it would have had to pay a net amount of approximately $1.2 million based on quoted market values from the various financial institutions holding the swaps.

    As of January 31, 1995, under the Company's most restrictive loan covenants, the Company was restricted as to the payment of dividends or the purchase of its own capital stock in excess of approximately $92 million and was restricted from issuing additional debt in excess of approximately $564 million.

    Required annual principal payments as of January 31, 1995 are as follows:

Year ending January 31, (in thousands)
- ----------------------------------------------------------------
1996                                                   $     106
1997                                                           -
1998                                                      99,958
1999                                                     232,828
2000                                                           -
Thereafter                                               299,866
- ----------------------------------------------------------------
                                                        $632,758
                                                        ========

Note 4.  Leasing Arrangements

Effective November 1, 1981, the Company entered into an 18-year lease for the premises on which the Silver City Casino in Las Vegas operates. This lease is accounted for as an operating lease. The current monthly base rent of $129,982 is subject to annual increases, calculated using a specified index with a cap based on a specified percentage of annual revenues. The lease also provides for profit participation, which began February 1988. The profit participation is the amount by which 50% of defined net income exceeds the adjusted base rent. There was no profit participation rent due for the three years ended January 31, 1995.

    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule by year of future minimum rental payments required as of January 31, 1995 under these operating leases that have noncancelable lease terms in excess of one year:

Year ending January 31, (in thousands)
- ----------------------------------------------------------------
1996                                                    $  3,170
1997                                                       2,867
1998                                                       2,438
1999                                                       2,287
2000                                                       1,769
Thereafter                                                 8,069
- ----------------------------------------------------------------
                                                        $ 20,600
                                                        ========

The following schedule shows total rent expense for all leases accounted for as operating leases:

Year ended January 31,
(in thousands)                      1995        1994       1993
- ----------------------------------------------------------------
Operating rent expense             $3,452      $3,262     $3,108
                                   ======      ======     ======

Note 5.  Income Tax

    The components of the provision for income taxes are as follows:

Year ended January 31,
(in thousands)                                  1995       1994      1993
- -------------------------------------------------------------------------
Current
     Federal                                 $56,745    $57,093   $57,719
     State                                       130          -         -
                                             -------    -------   -------
                                              56,875     57,093    57,719
                                             -------    -------   -------

Deferred
     Federal                                  19,254      9,326     4,611
     Foreign
                                               2,075          -         -
                                             -------    -------   -------
                                              21,329      9,326     4,611
                                             -------    -------   -------

     Total                                   $78,204    $66,419   $62,330
                                             =======    =======   =======

    The current component of the provision includes $1.2 million, $3.9 million and $14.1 million for the tax benefit of the exercise of stock options and warrants for the fiscal years ended January 31, 1995, 1994 and 1993, respectively. Such amounts reduce the current portion that is actually payable.

    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences. The components of deferred income tax expense are as follows:

Year ended January 31,
(in thousands)                               1995      1994      1993
- -------------------------------------------------------------------------
Additional depreciation
 resulting from the use of
 accelerated methods for tax
 purposes and straight-line
 methods for financial state-
 ment purposes                              $18,598     $9,679     $3,964
Effect of writing off preopening
 expenses for financial state-
 ment purposes and amortizing
 over five years for tax purposes               861     (4,092)       760
Effect of writing off research and
 experimental expenses for tax
 purposes and capitalizing for
 financial statement purposes                     -      3,385      1,284
Foreign income                                2,075          -          -
Other - net                                   (205)       354     (1,397)
- -------------------------------------------------------------------------
                                            $21,329     $9,326     $4,611
                                            =============================

    The reconciliation of the difference between the Federal statutory tax rate and the Company's effective tax rate is as follows:

Year ended January 31,                         1995       1994       1993
- -------------------------------------------------------------------------

Federal statutory tax rate                     35.0%      34.9%     34.1%

Adjust deferred tax balances for
 increase in Federal statutory rate            -        1.0         -
Non-deductible employee meals                 .9         .3        .3
Other                                         .6         .2       (.4)
                                            --------------------------
 Effective tax rate                         36.5%      36.4%     34.0%
                                            ==========================

Note 6.  Stock Split

In June 1993, the Board of Directors declared a 3-for-2 split of the Company's common stock, which was paid July 23, 1993, to stockholders of record on July 9, 1993. All share data in the accompanying financial statements has been adjusted retroactively for the 3-for-2 stock split.

Note 7.  Employee Retirement Plans

Approximately 41% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $8.1 million, $6.5 million and $5.2 million during the years ended January 31, 1995, 1994 and 1993, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit-sharing, investment and employee stock ownership plan covering primarily non-union employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $3.3 million, $3.3 million and $3.1 million in the years ended January 31, 1995, 1994 and 1993. Contributions may be funded with the Company's stock or cash. The fiscal 1995, 1994 and 1993 contributions were funded in cash.

Note 8.  Warrants, Stock Options, Stock Rights and Share Repurchases

WARRANTS

In June 1989, the stockholders approved a stock purchase warrant plan enabling the Company to offer warrants to its officers and other key employees to purchase up to 4.5 million shares of the Company's common stock. In accordance with the provisions of such plan, the 4.5 million warrants were subsequently issued in June 1989 at a price of $.17 per warrant, with an exercise price of $14.33 ($.67 per share over the fair market value on the date the warrants were authorized). Each warrant has a term of seven years, with 50% of the warrants becoming exercisable two years from the date of grant and the remaining 50% three years from the date of grant. As of January 31, 1995, warrants representing 3.5 million shares had been exercised. No warrants were exercised during the year ended January 31, 1995.

STOCK OPTIONS

The Company also has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options, performance shares and/or restricted shares of the Company's common stock. As of January 31, 1995, options for a total of 17.5 million shares have been granted whereby 5.6 million shares have been exercised, options for 7.3 million shares have been canceled and options for 4.6 million shares remain exercisable at prices ranging from $8.58 to $39.34, with a weighted average exercise price of $21.77 per share. In November 1994, replacement options to purchase an aggregate of approximately 3.7 million shares of the Company's common stock were awarded at an exercise price of $21.25 per share, subject to the surrender for cancellation of options to purchase a like number of such shares exercisable at prices in excess of $21.25. During the year ended January 31, 1995, options for 0.3 million shares were exercised at prices ranging from $8.58 to $15.29 with a weighted average of $13.02 per share. As of January 31, 1995, options covering 2.6 million shares remained available for grant.

    The stock options, both incentive and nonqualified, granted prior to 1988 are immediately exercisable. The stock options granted in 1988 and thereafter are exercisable in one or more installments beginning not less than six months after the grant date.

STOCK RIGHTS

    On July 14, 1994, the Company declared a dividend of one common stock purchase right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Until the "Distribution Date" (as defined), a Right will also accompany each new share of common stock issued by the Company. Each Right entitles the registered holder thereof, after the Rights become exercisable and until August 15, 2004 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights, unless earlier redeemed, exchanged or voided, will become exercisable on the earlier to occur of (i) 10 days following a public announcement that a Person or group of affiliated or associated Persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the common stock (an "Acquiring Person"), or (ii) 10 days after a Person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 10% or more of the common stock (the "Distribution Date").

    Among other provisions applicable to the Rights, in the event that a person becomes an Acquiring Person or the Company becomes the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the common stock is not changed or exchanged, each Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter entitle the holder to receive upon exercise common stock having a market value of two times the exercise price of the Right. The Rights are redeemable by the Company at a price of $.01 per Right at any time prior to the close of business on the first date of public announcement that a person or group has become an Acquiring Person, and expire on August 15, 2004 (unless earlier redeemed or exchanged), subject to the Company's right to extend such date. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors. The Rights are intended to cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

SHARE REPURCHASES

During the year ended January 31, 1995, the Company repurchased 0.5 million shares of its common stock at a cost of $15.0 million. In fiscal 1994, 1.6 million shares were repurchased at a cost of $57.3 million.

Note 9.  Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share assuming full dilution is not presented because the exercise of stock options and stock warrants would not have a material dilutive effect on the per share amounts. The weighted average number of shares outstanding for the years ended January 31, 1995, 1994 and 1993 were 85.8 million, 87.0 million and 85.9 million, respectively.

Note 10.  Preferred Stock

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

Note 11.  Investments in Joint Ventures

The Company has investments in joint ventures that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of these companies. Investments in joint ventures consist of the following:

January 31, (in thousands)                       1995              1994
- ------------------------------------------------------------------------
Circus and Eldorado Joint Venture (50%)        $55,256            $2,706
 (Hotel/Casino, Reno, Nevada)
Windsor Casino Limited (33 1/3%)                 5,413               424
 (Hotel/Casino, Windsor, Canada)
American Entertainment, L.L.C. (50%)            14,171                73
                                               -------            ------
 (Riverboat Casino, Chalmette, Louisiana)
                                               $74,840            $3,203
                                               =======            ======

For the year ended January 31, 1995, Windsor Casino Limited contributed approximately $5.5 million to the Company's operations which is included in "Other Revenue" on the accompanying consolidated statements of income. As of January 31, 1995, the Circus and Eldorado Joint Venture and American Entertainment, L.L.C. were still in the development or construction stage and had not generated any earnings or losses. For additional information on these projects, see Note 12 - Commitments and Contingent Liabilities.

Note 12.  Commitments and Contingent Liabilities

    In December 1993, Windsor Casino Limited, a corporation owned equally by Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation or their subsidiaries, was selected to exclusively negotiate an agreement to design, build and operate a casino complex in Windsor, Ontario, Canada. As planned, the complex will include casino, showroom and meeting facilities as well as a 300-room hotel, all located in Windsor's central business district, immediately across the Detroit River from Detroit, Michigan. An interim casino, operated by Windsor Casino Limited, opened in May 1994. The corporation is currently negotiating the agreement for the permanent facility, which is expected to be completed in 1997, the terms and conditions of which are still being finalized.

    The Company is also a partner in a 50/50 joint venture with the Eldorado Hotel/Casino, which is developing and will operate a hotel/casino in downtown Reno, Nevada. Silver Legacy is themed after a turn-of-the-century mining town and is located on a site adjacent to Circus Circus-Reno and the Eldorado, and will be connected to both properties by enclosed skyways. The project broke ground in late 1993 and completion is expected by late July 1995. The cost of the project is currently estimated at $335 million (excluding capitalized interest and preopening expenses), of which the venturers will contribute $105 million in equity. As of January 31, 1995, the Company had loaned the joint venture $58.1 million, which bears interest at 10%. This loan will be reduced to $25 million upon the closing of the joint venture's $220 million credit agreement in May 1995 and will be subordinated to the indebtedness under that agreement. As a condition to the credit agreement, the Company will enter into an agreement pursuant to which it will guarantee completion of Silver Legacy. In addition, the Company will enter into a make-well agreement with the joint venture whereby it will be obligated to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined in the credit agreement). The company is also obligated under the joint venture agreement to obtain or provide a $10 million credit line for working capital purposes.

    The Company is also a partner in a 50/50 joint venture with American Entertainment Corporation to develop and operate a riverboat gaming facility in Louisiana. The riverboat will feature a 30,000-square-foot casino and will be docked in Chalmette, Louisiana, approximately 20 minutes from downtown New Orleans. The cost and specifics of the design and funding have yet to be finalized. The Company is required to contribute $20 million in equity and to lend the project any amount which cannot be financed by a third party. The project is currently expected to be completed by late 1995. As of January 31, 1995, the Company had a loan to its joint venture partner of $10 million. The loan bears interest at the prime rate plus one percentage point and is payable from the joint venture partner's share of distributions.

    The Company anticipates funding these projects from internal cash flows, project specific financing or its revolving lines of credit, currently at $750 million, of which approximately $517 million was available at January 31, 1995.

Note 13.  Subsequent Events

    On March 6, 1995, the Company reached an agreement to purchase the Hacienda Hotel and Casino in Las Vegas, Nevada for $80 million. The Hacienda is located on 47 acres of land adjacent to Luxor, between I-15 and the Las Vegas Strip, and contains approximately 1,100 rooms and 50,000 square feet of casino space. Also in March, the Company purchased approximately 73 acres of undeveloped land at the northwest corner of Russell Road and the Las Vegas Strip, just south of the Hacienda, at a cost of $73 million. The acquisition of the Russell Road land was financed under the Company's bank lines, and the Company anticipates financing the Hacienda acquisition in a similar manner.

    On March 19, 1995, the Company entered into an agreement to acquire a group of affiliated entities (collectively "Gold Strike Resorts") subject to receipt of all necessary consents and approvals, including those of gaming regulatory authorities. The agreement provides for the issuance of approximately 17 million shares of the Company's common stock and the payment of $12 million in cash in exchange for the equity interests in Gold Strike Resorts, as well as the Company's assumption of approximately $165 million of debt. Gold Strike Resorts owns and operates three gaming properties in Nevada (Gold Strike Hotel and Gambling Hall and Nevada Landing in Jean, and Railroad Pass in Henderson). It also holds a 50% interest in and operates The Grand Victoria riverboat in Elgin, Illinois (which opened in October 1994), and is a 50% partner with Mirage Resorts, Inc., in the development of a major destination resort on the Las Vegas Strip, for which it serves as managing partner. Provided the requisite approvals are obtained, the Company anticipates completing the acquisition during its second quarter.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Circus Circus Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Circus Circus Enterprises, Inc. (a Nevada corporation) and subsidiaries as of January 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circus Circus Enterprises, Inc. and subsidiaries as of January 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.


                                                      ARTHUR ANDERSEN LLP



Las Vegas, Nevada
February 22, 1995 (except with
respect to matters discussed
in Note 13, as to which the date
is March 19, 1995)

Management's Report on Financial Statements

The Company is responsible for preparing the consolidated financial statements and related information appearing in this report. Management believes that the financial statements present fairly its financial position, results of operations and cash flows in conformity with generally accepted accounting principles. In preparing its financial statements, the Company is required to include amounts based on estimates and judgments which management believes are reasonable under the circumstances.

The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal auditing staff.

The Board of Directors fulfills its responsibility for the Company's financial statements through its audit committee, which is composed solely of directors who are not Company officers or employees. The audit committee meets from time to time with the independent public accountants, management and the internal auditors. The independent public accountants have direct access to the audit committee, with or without the presence of management representatives.