Form 10-K, Exhibit 13
period 1996-01-31
CIRCUS CIRCUS ENTERPRISES INC
filed 1996-04-30
CIK 725549

Management's Discussion and Analysis

FINANCIAL POLICY

Producing free cash flow is a primary goal of Circus, as we regard it as true economic profit. Free cash flow, in the plainest sense, is the cash left over after all expenses, including ordinary or maintenance reinvestment in the business. This profit, if you will, can be directed to new expansion, repayment of debt, or distribution to shareholders. Circus has historically been an extraordinary cash generator, providing close to $1 billion in free cash flow over the past five years. On a per-share basis, free cash flow was almost $2.70 per share in the past year, 60% higher than earnings per share (prior to write-offs). Our dependable cash flows, combined with considerable borrowing capacity and superior access to capital markets, ensure Circus' ability to rapidly pursue new projects.



FREE CASH FLOW ANALYSIS
Year ended January 31,
(in thousands)                       1996     1995     1994     1993     1992

Income from operations*          $301,753  $259,019 $217,567 $205,482 $200,391
Add noncash expenses
  Depreciation and
   amortization                    98,380   82,753   58,965   48,182   48,870
  Other                               (65)     (65)     (65)     (65)     (65)
Cash generated from
 operations before income tax     400,068  341,707  276,467  253,599  249,196
Cash income taxes                 (54,505) (55,754) (56,023) (43,602) (31,452)
Interest, dividends and
 other income (loss)               11,539    1,217     (683)     820      245
Proceeds from disposal of assets    1,353      415      685    4,510      527
Cash available for repayment
 of debt and reinvestment         358,455  287,585  220,446  215,327  218,516
Scheduled principal and
 interest payments                (64,472) (45,988) (35,388) (30,939) (44,168)
Ordinary capital expenditures     (31,936) (29,856) (33,182) (24,085) (24,110)
Free cash flow                   $262,047 $211,741 $151,876 $160,303 $150,238

*Before one-time charges in fiscal 1996 for asset write-offs of $45,148 and Silver Legacy preopening expenses of $5,232; in fiscal 1995 for Circus Circus-Tunica preopening expenses of $3,012; and in fiscal 1994 for Luxor and Grand Slam Canyon preopening expenses of $16,506.


                                       -19-

We choose projects whose return on invested capital (ROIC) promises to be in excess of 15%. Over the past five years the Company's average return on invested capital has been 18%. We compare these results to our weighted average cost of capital (which includes debt and equity) over the same period of approximately 12%. This difference or "spread" translates into higher free cash flows and to increased shareholder value, particularly as we can accumulate projects with returns above our cost-of-capital threshold.

RETURN ON INVESTED CAPITAL
Year ended January 31,
(in thousands)                    1996      1995      1994     1993     1992

Net income before
 nonrecurring items*        $  161,645 $  138,244   $126,918 $120,983 $103,348
Income tax expense              76,861     78,204     66,419   62,330   53,656
Interest expense                57,153     42,734     17,770   22,989   43,632
                               295,659    259,182    211,107  206,302  200,636
Cash income taxes              (54,505)   (55,754)   (56,023) (43,602) (31,452)
Total return (as defined)   $  241,154 $  203,428   $155,084 $162,700 $169,184

Total assets                $2,211,893 $1,512,548 $1,297,924 $950,458 $783,071
Nonoperating assets           (217,217)   (77,794)   (19,855)(179,757)  (5,179)
Current liabilities            (93,922)   (82,008)   (92,061) (87,494) (59,498)
Total invested capital
 (as defined)               $1,900,754 $1,352,746 $1,186,008 $683,207 $718,394
Average invested capital    $1,626,750 $1,269,377   $934,608 $700,801 $702,965
Return on average
 invested capital                  15%        16%        17%      23%      24%

*Before one-time charges in fiscal 1996 for asset write-offs of $45,148 and Silver Legacy preopening expenses of $5,232; in fiscal 1995 for Circus Circus-Tunica preopening expenses of $3,012; and in fiscal 1994 for Luxor and Grand Slam Canyon preopening expenses of $16,506. Net income for fiscal 1993 excludes an extraordinary loss of $3,661 related to the early retirement of debt.


                                       -20-
Results of Operations

For the year ended January 31, 1996, the Company reported net income of $128.9 million, or $1.33 per share versus $136.3 million, or $1.59 per share in the prior year. During the year, the Company took one-time asset write-offs totalling $45.1 million and recognized $5.2 million of preopening expenses (reflected in Earnings of Unconsolidated Affiliates) related to the July 28, 1995 opening of Silver Legacy, a joint venture hotel/casino in Reno, Nevada. In the prior year, the Company wrote off $3.0 million of preopening expenses related to the opening of Circus Circus-Tunica. Excluding the effect of these nonrecurring items, earnings per share for the year ended January 31, 1996 were $1.66 against $1.61 in the previous year.

The $45.1 million in asset write-offs (which the Company recognized in the second quarter) related to a discontinued riverboat project in Chalmette, Louisiana ($31.5 million); the remaining value of a parking garage and people mover at Circus Circus-Reno ($6.2 million); a dismantled monorail between Luxor and Excalibur ($3.7 million); a dismantled gondola system at Circus Circus-Las Vegas ($2.1 million); and miscellaneous other assets ($1.6 million).

Results for the year ended January 31, 1996 include eight months of combined performance of Circus and Gold Strike Resorts, which the Company acquired on June 1, 1995 in exchange for 16,291,551 shares of its common stock, preferred stock of a subsidiary which is convertible into an additional 793,156 shares of the Company's common stock, the payment of approximately $12 million in cash and the assumption of approximately $165 million in debt. The increase in earnings for the year (excluding nonrecurring items) derived primarily from the Company's 50% interest in The Grand Victoria, a riverboat casino in Elgin, Illinois acquired as part of the Gold Strike transaction. In addition, the Company acquired the Hacienda Hotel and Casino on September 1, 1995, for approximately $80 million.

Excluding preopening expenses, earnings per share for the year ended January 31, 1995 were $1.61 against $1.46 on the same basis in fiscal 1994. In fiscal 1995, the Company wrote off $3.0 million of preopening expenses related to the August 29, 1994 opening of Circus Circus-Tunica, amounting to $.02 per share on an after-tax basis. In fiscal 1994, the Company wrote off $16.5 million of preopening expenses associated with Grand Slam Canyon (which opened August 23,
1993) and Luxor Hotel and Casino (which opened October 15, 1993), amounting to $.12 per share on an after-tax basis. The increase in earnings per share during fiscal 1995 was attributable primarily to the first full year of operations for Luxor, which was open only 3 1/2 months in the prior fiscal year, and the opening of Circus Circus-Tunica.

Revenues

Revenues for the year ended January 31, 1996 increased $129.4 million, or 11%, to $1.3 billion. The acquisition of Gold Strike Resorts in June 1995 was the principal factor in this increase, with the Company's 50% interest in The Grand Victoria riverboat in Elgin, Illinois providing the biggest contribution. (For accounting purposes, the Company's share of The Grand Victoria's operating income is reflected in Earnings of Unconsolidated Affiliates.) Circus Circus-Tunica was also a significant contributor, as it completed its first full year of operations.

Casino revenues increased $52.7 million during fiscal 1996 over the prior year due principally to the acquisition of the Gold Strike properties (Gold Strike, Nevada Landing, and Railroad Pass). Similarly, hotel revenues rose $46.5 million, with price increases at the Company's Las Vegas properties (Circus Circus, Luxor and Excalibur) accounting for the majority of this increase, and the Gold Strike and Hacienda acquisitions also contributing. The Company's combined hotel occupancy rate declined to 93.7% from 95.7% last year, attributable to the two Laughlin properties which faced additional competition in that market. In general, the Company's policy of offering moderately priced rooms, multiple entertainment attractions and low-priced food on an everyday basis attracts a high level of occupancy along with substantial walk-in traffic.

Revenues for the year ended January 31, 1995 increased $206.7 million, or 21%, to $1.2 billion, marking the first time the Company's revenues topped $1 billion. The first full year of operations for Luxor and the opening of Circus Circus-Tunica accounted for the majority of this increase in revenues.


                                   -21-
Income from Operations

Income from operations rose $42.7 million, or 16%, in the year ended January 31, 1996 versus the prior year (excluding the abandonment loss of $45.1 million and Silver Legacy preopening expenses of $5.2 million in fiscal 1996, and Circus Circus-Tunica preopening expenses of $3.0 million in fiscal 1995). The Company's composite operating margin (excluding the above nonrecurring items) was 23.1%, compared to last year's 22.1%.

The Company's acquisition of Gold Strike Resorts on June 1, 1995 was the main driver for the increase in operating income, with the Company's 50% interest in The Grand Victoria riverboat casino (a joint venture with Hyatt Development Corp. acquired as part of the Gold Strike acquisition) standing out as the principal factor, generating $32.6 million in operating income for the eight months of the year the Company was an owner. As of year-end, The Grand Victoria led all cruising riverboats in the country in casino revenues and operating income. The other major properties acquired as part of the Gold Strike acquisition (Gold Strike, Nevada Landing and Railroad Pass) were also solid contributors, generating operating income of $12.4 million in eight months.

Also contributing to the increase in operating income was Circus
Circus-Tunica, which completed its first full year of operations producing an additional $7.1 million in operating income versus the prior year when it was open only five months.

Income from operations (excluding one-time write-offs) at the Company's Las Vegas properties (Circus Circus, Luxor and Excalibur) was down slightly on a combined basis, though Excalibur's operating income rose 10.1%, in part related to a reduction in depreciation expense. In Reno, Silver Legacy (a joint venture with Eldorado Hotel/Casino) opened July 28, 1995 and the Company's 50% interest generated approximately $6.8 million in operating income (excluding the recognition of $5.2 million in preopening expenses). This 1,700 room property posted an operating cash flow margin of 29% and an occupancy rate of 87%. At Circus Circus-Reno, operating income for fiscal 1996 (excluding one-time write-offs) was flat versus the prior year, as the novelty effect of the adjacent Silver Legacy attracted visits from its casino patrons.

Results at the Company's Laughlin properties (Colorado Belle and Edgewater) declined materially, down 28% from the prior year. The Company believes that the decrease owned, in large degree, to several market factors. Additional competition from new rooms was one factor, as room rates and occupancy levels decreased (contrary to the trend in Las Vegas). Competition from Las Vegas in the form of major new theme resorts has penetrated Laughlin's customer base, as have the recently expanded facilities at Stateline, Nevada, which are closer to Las Vegas and more accessible to visitors from southern California. Finally, the emergence of unregulated Native American casinos, squarely in Laughlin's Arizona and California feeder markets, has eroded the customer base. While the Company's Laughlin operations have begun to show signs of stabilizing in the early part of fiscal 1997, a new group of major theme resorts are set to open in Las Vegas in the coming year, which may have an additional adverse impact on the Laughlin market. The Colorado Belle and Edgewater generated approximately $40 million in operating cash flow during fiscal 1996.

In the coming year, the Company anticipates that the expansion projects discussed under Capitalization, Capital Spending and Liquidity (particularly those at Luxor) will partially disrupt business and negatively impact operating results during the expansion phase, although the Company is not able to predict the extent or magnitude of this impact. The Company also anticipates demolishing the Hacienda Hotel and Casino in the latter part of the year to make way for a new hotel/casino project.

For the year ended January 31, 1995, income from operations, excluding the write-off of preopening expenses, increased $41.5 million, or 19%. The increase in income from operations was attributable primarily to Luxor and the opening of Circus Circus-Tunica. In its first full fiscal year of operations, Luxor posted $64.1 million in operating income and a 23% operating margin. Meanwhile, Circus Circus-Tunica experienced a strong opening, generating operating income of $13.2 million and an operating margin over 40% (excluding preopening expenses) during the five months it was open in the fiscal year.

Depreciation and Amortization Expense

For the year ended January 31, 1996, depreciation and amortization expense rose $15.6 million, to $98.4 million. This increase came principally from amortization of goodwill related to the acquisition of Gold Strike Resorts, plus the additional depreciation related to the entities acquired as part of the Gold Strike transaction (Gold Strike, Nevada Landing and Railroad Pass). Also, there was a full year's depreciation on Circus Circus-Tunica, which was open only five months in the prior fiscal year.

In fiscal 1995, depreciation and amortization expense rose $23.8 million, to $82.8 million, due primarily to a full year of depreciation on Luxor and Grand Slam Canyon, as well as the addition of Circus Circus-Tunica.

Interest Expense

Interest expense for the year ended January 31, 1996 rose $8.8 million to $51.5 million from $42.7 million in the previous year. This increase was due mostly to higher average debt outstanding (approximately $715 million in fiscal 1996 versus approximately $590 million in fiscal 1995), related in large part to the assumption of $165 million of debt in connection with the acquisition of Gold Strike
Resorts.   This increase was partially offset by higher capitalized
interest ($8.6 million in fiscal 1996 versus $4.2 million in fiscal
1995). Also, the Company recorded $5.6 million of interest expense representing its share of Silver Legacy's interest expense for the six months it was open during the fiscal year.

For the year ended January 31, 1995, interest expense was $42.7 million compared to $17.8 million in the prior year. The increase resulted from lower capitalized interest ($4.2 million in fiscal 1995 versus $18.5 million in fiscal 1994) stemming from the completion of Luxor and Grand Slam Canyon in the prior fiscal year. Interest expense was also impacted by higher average debt outstanding (approximately $590 million in fiscal 1995 versus approximately $555 million in fiscal 1994).

Taxes

The Company's effective tax rate for the year ended January 31, 1996 was 37.4%, reflecting the federal statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill associated with the Gold Strike acquisition.

The Company's effective tax rate for the year ended January 31, 1995 was 36.5%. This reflects the federal statutory rate of 35% plus the effect of various nondeductible expenses.

Capitalization, Capital Spending and Liquidity

For the year ended January 31, 1996, the Company's pretax cash flow from operations (before nonrecurring items) was $400.1 million, compared to $341.7 million in fiscal 1995 and $276.5 million in fiscal 1994. During fiscal 1996, the Company used its cash flow mainly to fund the acquisition of the Hacienda Hotel and Casino, the acquisition of 73 acres of undeveloped land adjacent to the Hacienda, the acquisition of Gold Strike Resorts and equity investments in joint venture properties. In fiscal 1995, the Company employed its cash flow largely to fund construction of Circus Circus-Tunica and its investment in two joint venture projects: Silver Legacy in Reno, Nevada and Circus Circus-Chalmette, a riverboat near New Orleans, Louisiana, which was subsequently discontinued. Also during fiscal 1995, the Company repurchased 0.5 million shares of its common stock at a cost of approximately $15 million.


For the year ended January 31, 1996, capital expenditures were $221.7 million, compared with $142.7 million in fiscal 1995 and $378.8 million in fiscal 1994. The majority of capital expenditures for fiscal 1996 were for the acquisition of the Hacienda Hotel and Casino on September 1, 1995 for approximately $80 million and the acquisition earlier in the year of 73 acres of undeveloped land adjacent to the Hacienda for approximately $73 million. For fiscal 1995, the majority of expenditures were for the completion of Circus Circus-Tunica ($58.1 million), the addition of new attractions at Grand Slam Canyon ($15.4 million), the construction of parking garages at Luxor and Excalibur ($11.7 million) and the purchase of land in Reno for future expansion ($11.9 million).

In fiscal 1997, Circus estimates its capital expenditures will exceed $400 million. These expenditures will finance the construction of two hotel towers (approximately 2,000 rooms) and other improvements at Luxor, construction of a 1,000-room tower and refurbishment of rooms at Circus Circus-Las Vegas, equity contributions to complete Monte Carlo, construction of a parking garage and refurbishment of rooms at

Circus Circus-Reno, improvements at the Laughlin properties, improvements at the Laughlin properties, improvements at Circus
Circus-Tunica and preliminary development costs for a new resort slated for the Hacienda site.

On January 29, 1996, the Company arranged a $1.5 billion unsecured credit facility with its bank group (see Note 4 of Notes to Consolidated Financial Statements). This facility replaced the existing $750 million facility. As of January 31, 1996, Circus had drawn $100.0 million under this credit facility, plus had issued commercial paper of $210.2 million which reduces availability under the facility.

On February 5, 1996, the Company issued $200 million of senior unsecured notes due February 1, 2006, with a coupon interest rate of 6.45%. Proceeds from this offering were used to reduce the Company's outstanding borrowings.

On June 1, 1995, the Company completed the acquisition of Gold Strike Resorts pursuant to an agreement entered into on March 19, 1995. As a result of the acquisition, the Company now owns and operates three additional gaming properties in Nevada (Gold Strike Hotel and Gambling Hall and Nevada Landing in Jean, and Railroad Pass in Henderson). It also holds a 50% interest in and operates The Grand Victoria riverboat casino in Elgin, Illinois (which opened in October 1994), and a 50% interest in a joint venture (with Mirage Resorts, Incorporated) which is developing Monte Carlo, a major destination resort under construction on the Las Vegas Strip, for which it serves as the venture's manager. For the year ended January 31, 1996, the transaction did not have a dilutive impact on earnings per share.

Monte Carlo will feature over 3,000 rooms and a 90,000-square-foot-casino, with a palatial style reminiscent of the Belle Epoque, the classic French architecture of the late 19th century. This project has an estimated cost of $350 million (including land, capitalized interest and preopening expenses), and the Company is obligated to fund any portion of such cost in excess of certain equity contributions, $10 million in vendor financing and the funding provided by a $200 million construction loan. This construction loan, a nonresource bank facility, converts to mortgage financing once the property opens. The Company's total equity contribution is anticipated to be approximately $70 million, of which $45.1 million had been funded as of January 31, 1996. Monte Carlo is scheduled to open June 21, 1996.

During the second quarter, the Company sold its partially completed riverboat gaming facility in Chalmette, Louisiana for $4 million. The Company had owned a 50% interest in the joint venture engaged in the development of this project, which was to be located approximately 20 minutes from downtown New Orleans. After evaluating the changing circumstances in the New Orleans market, the Company determined that the project could no longer promise a sufficiently high rate of return to meet its objectives. The Company had a net investment in, or commitments for, this project of approximately $25.5 million and a loan to the other joint venturer of $10 million, resulting in a net write-off of $31.5 million in connection with the disposition.

The Company owns a 50% interest in a joint venture (with Eldorado Hotel/Casino) which owns the Silver Legacy, a 1,700-room hotel and casino which opened on July 28, 1995 in downtown Reno, Nevada. The Silver Legacy is themed as a turn-of-the-century silver-mining town and is located on a site between Circus Circus-Reno and the Eldorado, connected to both properties by enclosed skyways. The cost of Silver Legacy was approximately $350 million (excluding preopening expenses), of which the venturers contributed $103.8 million in equity. On May 31, 1995, the joint venture completed a $230 million bank credit agreement with its bank group. A portion of the proceeds of this loan were used to repay amounts previously lent to the joint venture by the Company. As a condition to the credit agreement, Circus guaranteed completion of Silver Legacy and, in addition, entered into a make-well agreement whereby it is obligated to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined). As of January 31, 1996, the Company had a net equity investment of approximately $52.9 million in the project and had outstanding loans to the joint venture in the principal amount of $27.5 million.

On September 1, 1995, the Company completed the previously announced acquisition of the Hacienda Hotel and Casino in Las Vegas for approximately $80 million. The Hacienda is located on 47 acres of land adjacent to Luxor, and contains approximately 1,100 rooms and 35,000 square feet of casino space. Previously, in March 1995, the Company purchased approximately 73 acres of undeveloped land at the northwest corner of Russell Road and the Las Vegas Strip, just south of the Hacienda, at a cost of approximately $73 million. Both of these acquisitions were financed with the Company's bank lines of credit. By virtue of these purchases, Circus owns a contiguous mile of frontage on the Las Vegas Strip, from Tropicana Avenue to Russell Road, which encompasses the first two freeway exits on Interstate 15, the main artery from southern California, and contains the best access to the Strip from McCarran International Airport. As the first phase of its master plan, the Company should be under construction by fiscal year-end with a hotel and casino (where the Hacienda currently sits) with as many as 4,000 rooms. This property is slated to open by late summer 1998 at an estimated cost of $700- $800 million (excluding land).

In January 1996, the Company commenced construction on a major expansion at Luxor that will include approximately 2,000 additional rooms, situated in two identical 22-story towers designed in a stepped-pyramid style, located between Luxor and Excalibur. The expansion will also include additional casino space, retail area, restaurants, and a multipurpose showroom, as well as a signature dark ride with a working title of "Tutmania," a special-effects adventure through the fabled and enchanted tombs of ancient Egypt. The rooms should open by the end of calendar 1996. The estimated cost for this expansion is expected to be approximately $250 million.

Also in January 1996, the Company commenced construction of a 1,000-room tower addition at Circus Circus-Las Vegas, scheduled for completion by the end of 1996. This addition will bring the total number of rooms at Circus Circus-Las Vegas to approximately 3,800. In concert with this expansion, the Company is also refurbishing all of the existing rooms at Circus Circus-Las Vegas. The estimated cost of the 1,000-room tower is approximately $60 million.

It is the Company's belief that the Las Vegas market can readily absorb sizeable new capacity, including that contemplated in its master plan. The direction of development in Las Vegas has shifted toward the south end of the Strip, where the Company can essentially create the gateway to Las Vegas.

In December 1993, Windsor Casino Limited, a corporation owned equally by Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation or their subsidiaries, was selected to exclusively negotiate an agreement to design, build and operate a casino complex in Windsor, Ontario, Canada. The planned complex will include casino, showroom and meeting facilities as well as a 400-room hotel, all located in Windsor's central business district, directly across the Detroit River from Detroit, Michigan. An interim casino, operated by Windsor Casino Limited, opened in May 1994. In December 1995, the interim facility was expanded to include a dockside casino, bringing the total casino space to approximately 75,000 square feet. The corporation is currently negotiating an agreement for a permanent facility. As of January 31, 1996, Circus had a net equity investment of approximately $11.8 million in this project.

The Company has been negotiating with Mirage Resorts, Incorporated to participate in the development of a 150-acre site located in the Marina District of Atlantic City. Mirage's development of the site is subject to the satisfaction of a number of conditions. Accordingly, there can be no assurances as to whether or when Mirage will proceed with its development of the site. The Company's participation is subject to Mirage's determination to proceed with development of the site and successful negotiation of an agreement with Mirage, which would provide for the development of a hotel-casino, adjacent and linked to Mirage's. The Company's ability to proceed is also subject to its obtaining the requisite gaming and other approvals and licenses in New Jersey, as well as the approval of the gaming authorities of various other jurisdictions. Assuming the Company's consummation of an agreement with Mirage and receipt of the requisite licenses and approvals, the Company could begin construction sometime next year, with an anticipated 24-month construction period. While the exact extent of a potential development cannot be determined at this time, the Company is currently contemplating an investment of $500-$600 million to construct a hotel/casino megaresort with at least 2,000 rooms.

The Company believes that it has ample capital resources, through its existing bank arrangements and its operating cash flows, to meet all of its existing cash obligations, opportunistically repurchase shares and fund its commitments on the projects enumerated above. The Company believes that additional funds could be raised through debt or equity markets, if necessary.


                                   -25-
CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

January 31, (in thousands, except share data)         1996         1995

ASSETS
Current assets
  Cash and cash equivalents                       $   62,704  $   53,764
  Receivables                                         14,527       8,931
  Inventories                                         20,459      22,660
  Prepaid expenses                                    19,418      20,103
  Deferred income tax                                  7,272       5,463
     Total current assets                            124,380     110,921

Property, equipment and leasehold interests,
    at cost, net                                   1,474,684   1,239,062

Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net         394,518       9,836
  Notes receivable                                    27,508      68,083
  Investments in unconsolidated affiliates           173,270      74,840
  Deferred charges and other assets                   17,533       9,806
     Total other assets                              612,829     162,565

     Total assets                                 $2,211,893  $1,512,548

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt               $      863  $      106
  Accounts and contracts payable
    Trade                                             16,824      12,102
    Construction                                           -       1,101
  Accrued liabilities
    Salaries, wages and vacations                     30,866      24,946
    Progressive jackpots                               8,151       7,447
    Advance room deposits                              7,517       8,701
    Interest payable                                   3,169       2,331
    Other                                             26,532      25,274

     Total current liabilities                        93,922      82,008

Long-term debt                                       715,214     632,652

Other liabilities
  Deferred income tax                                148,096     110,776
  Other long-term liabilities                          9,319         988
     Total other liabilities                         157,415     111,764


     Total liabilities                               966,551     826,424

Redeemable preferred stock                            18,530           -

Commitments and contingent liabilities

Stockholders' equity
  Common stock $.01 2/3 par value
    Authorized -- 450,000,000 shares
    Issued -- 112,795,332 and 96,441,357 shares        1,880      1,607
  Preferred stock $.01 par value
    Authorized -- 75,000,000 shares                        -          -
  Additional paid-in capital                         527,205    124,960
  Retained earnings                                  883,630    754,732
  Treasury stock (9,828,809 and 10,589,309 shares),
    at cost                                         (185,903)  (195,175)
    Total stockholders' equity                     1,226,812    686,124

     Total liabilities and stockholders' equity   $2,211,893 $1,512,548

The accompanying notes are an integral part of these consolidated financial statements.





                                       -26-


CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


Year ended January 31, (in thousands, except share data)
                                           1996      1995      1994
Revenues
  Casino                                 $664,772  $612,115  $538,813
  Rooms                                   278,807   232,346   176,001
  Food and beverage                       201,385   189,664   152,469
  Other                                   158,534   166,295   126,048
  Earnings of unconsolidated affiliates    45,485     5,459         -
                                        1,348,983 1,205,879   993,331
  Less-complimentary allowances           (49,387)  (35,697)  (29,861)
                                        1,299,596 1,170,182   963,470
Costs and expenses
  Casino                                  275,680   246,416   209,402
  Rooms                                   110,362    94,257    78,932
  Food and beverage                       188,712   177,136   149,267
  Other operating expenses                 92,631   107,297    82,958
  General and administrative              215,083   183,175   150,495
  Depreciation and amortization            93,938    81,109    58,105
  Preopening expense                            -     3,012    16,506
  Abandonment loss                         45,148         -         -
                                        1,021,554   892,402   745,665
Operating profit before
   corporate expense                      278,042   277,780   217,805
Corporate expense                          26,669    21,773    16,744
Income from operations                    251,373   256,007   201,061
Other income (expense)
  Interest, dividends and
     other income (loss)                    4,022       225      (683)
  Interest income and guarantee fees
     from unconsolidated affiliate          7,517       992         -
  Interest expense                        (51,537)  (42,734)  (17,770)
  Interest expense from unconsolidated
     affiliate                             (5,616)        -         -
                                          (45,614)  (41,517)  (18,453)

Income before provision for income tax    205,759   214,490   182,608
Provision for income tax                   76,861    78,204    66,419

Net income                               $128,898  $136,286  $116,189

Earnings per share                          $1.33     $1.59     $1.34


The accompanying notes are an integral part of these consolidated financial statements.


                                       -27-


CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31,                         1996     1995      1994
Increase (decrease) in cash
 and cash equivalents (in thousands)

Cash flows from operating activities
  Net income                                $128,898  $136,286  $116,189

  Adjustments to reconcile net income to
   net cash provided by operating activities
      Depreciation and amortization           98,380   82,753    58,965
      Increase in deferred income tax         18,430   28,160    13,030
      Increase in interest payable               839       53       180
      Loss on sale of fixed assets            10,481      768     1,001
      Increase in other current assets        (1,211)  (2,902)  (13,772)
      Increase in other current liabilities    3,208    2,700    18,290
      (Increase) decrease in other non-
        current assets                        (4,706)   6,880    (6,635)
      Decrease in other noncurrent
        liabilities                              (65)     (65)      (65)
      Unconsolicated affiliates' earnings
        in excess of distributions            (9,722)  (5,459)        -

        Total adjustments                    115,634  112,888    70,994

      Net cash provided by operating
        activities                           244,532  249,174   187,183

Cash flows from investing activities
  Capital expenditures                      (221,684)(142,667) (378,785)
  Decrease in construction payables           (1,101) (12,743)  (13,918)
  (Increase) decrease in investments
    in unconsolidated affiliates               1,806  (66,178)   (3,203)
  (Increase) decrease in notes receivable     40,575  (68,083)        -
  Net cash paid for acquisition of Gold
    Strike Resorts                            (3,929)       -         -
  Proceeds from sale of equipment and other
    assets                                     1,353      415       685

      Net cash used in investing activities (182,980)(289,256) (395,221)

Cash flows from financing activities
  Proceeds from issuance of senior subor-
    dinated notes                                  -        -   299,841
  Net effect on cash of issuances and
    payments of debt with initial maturities
    of three months or less                 (101,536)  65,378   (40,445)
  Issuance of debt with initial maturities
    in excess of three months                 32,583        -         -

  Principal payments of debt with initial
    maturities in excess of three months     (12,852)    (169)  (10,154)
  Exercise of stock options and warrants      19,114    4,919    11,091
  Sale of stock warrants                       2,000        -         -

  Purchases of treasury stock and fractional
    shares                                         -  (15,031)  (57,339)
  Other                                        8,079     (361)      739

  Net cash provided by (used in)financing
   activities                                (52,612)  54,736   203,733

Net increase (decrease) in cash and cash
 equivalents                                   8,940   14,654    (4,305)

Cash and cash equivalents at beginning
  of year                                     53,764   39,110    43,415

Cash and cash equivalents at end of year     $62,704  $53,764   $39,110


Supplemental cash flow disclosures

Cash paid during the year for
  Interest (net of amount capitalized)       $49,330   $41,613   $16,597
  Income tax                                 $55,995   $52,500   $47,000

Noncash investing and financing activities
  Purchase of land with debt                 $     -   $     -   $10,000

Acquisition of Gold Strike Resorts:
  Current assets, other than cash          $  (1,487)        -         -
  Property and equipment                    (115,708)        -         -
  Other assets                              (484,761)        -         -
  Current liabilities                          9,627         -         -
  Long-term debt                             163,978         -         -
  Other liabilities                           17,081         -         -
  Subsidiary preferred stock                  18,530         -         -
  Stockholders' equity                       388,811         -         -

                                           $  (3,929) $      -  $      -




The accompanying notes are an integral part of these consolidated financial statements.




                                       -28-
CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         Common Stock Issued Additional                       Total
                                                               Paid-In  Retained  Treasury Stockholders'
(in thousands)                            Shares      Amount   Capital  Earnings   Stock      Equity

Balance, January 31, 1993                 95,914       1,599   111,516   502,257  (125,363)     490,009
  Net income                                   -           -         -   116,189         -      116,189
  Exercise of stock options and warrants     255           4     8,627         -     2,460       11,091
  Treasury stock acquired (1,632 shares),
   at cost                                     -           -         -         -   (57,331)     (57,331)
  Purchase of fractional shares                -           -        (8)        -         -           (8)
Balance, January 31, 1994                 96,169       1,603   120,135   618,446  (180,234)     559,950
  Net income                                   -           -         -   136,286         -      136,286
  Exercise of stock options and warrants     272           4     4,825         -        90        4,919
  Treasury stock acquired (535 shares),
   at cost                                     -           -         -         -   (15,031)     (15,031)
Balance, January 31, 1995                 96,441      $1,607  $124,960  $754,732 $(195,175)    $686,124
  Net income                                   -           -         -   128,898         -      128,898
  Exercise of stock options and warrants      62           1     9,841         -     9,272       19,114
  Issuance of shares in Gold Strike
   acquisition                            16,292         272   388,539         -         -      388,811
  Sale of warrants                             -           -     2,000         -         -        2,000
  Amortization of deferred compensation        -           -     1,865         -         -        1,865
Balance, January 31, 1996                112,795      $1,880  $527,205  $883,630 $(185,903)  $1,226,812

The accompanying notes are an integral part of these consolidated financial statements.

         CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
Circus Circus Enterprises, Inc. (the "Company") was incorporated February 27, 1974. The Company operates hotel and casino facilities in Las Vegas, Reno and Laughlin, Nevada and a dockside casino in Tunica County Mississippi. It is also an investor in several joint ventures, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a casino in Windsor, Canada. (See Note 13 - Investments in Unconsolidated Affiliates.)

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Material intercompany accounts and transactions have been eliminated.
Investments in 50% or less owned affiliated companies are accounted for under the equity method.

    On November l, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas and on February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada.
The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million for the purchase of Slots-A-Fun and $9.7 million for the purchase of the Edgewater, and each is being amortized over a period of 40 years. See Note 2 - Acquisition of Gold Strike Resorts.

CAPITALIZED INTEREST
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 1996, 1995 and 1994, were $8.6 million, $4.2 million, and $18.5 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS
At January 31, 1996 and 1995, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

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



Buildings and improvements                            15-45 years

Leasehold improvements                                 5-16 years

Equipment, furniture and fixtures                      3-15 years

Leasehold interests                                    5-14 years




    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $10.7 million and $4.0 million, as of January 31, 1996 and 1995, respectively.

REVENUES AND EXPENSES
Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows:
$34.5 million, $30.6 million and $25.0 million for the fiscal years ended January 31, 1996, 1995 and 1994, respectively. For the three years, approximately 92%-93% of such costs were for food and beverage with the balance for rooms. Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

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

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and affect the disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.  Acquisition of Gold Strike Resorts

On June 1, 1995, the Company completed its acquisition of a group of affiliated entities (collectively "Gold Strike Resorts") in which it acquired two hotel and casino facilities in Jean, Nevada, one in Henderson, Nevada, a 50% interest in a joint venture which owns a riverboat casino and land-based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which is developing a major destination resort on the Las Vegas Strip. In exchange for the equity interests in Gold Strike Resorts, the Company issued 16,291,551 shares of its common stock and preferred stock of a subsidiary which is convertible into an additional 793,156 shares of the Company's common stock. In addition, the Company paid approximately $12 million in cash, while assuming approximately $165 million of debt. The acquisition has been accounted for by the purchase method of accounting and resulted in a total purchase price of approximately $430 million. In determining the purchase price of Gold Strike Resorts, the value of the Company's common stock issued was discounted by 30% from the price quoted on the New York Stock Exchange on May 31, 1995, based on estimates provided by the Company's investment bankers due to restrictions on the resale of the common stock issued. The purchase price was allocated to assets and liabilities based on their estimated fair values on the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired was approximately $390 million and is being amortized on a straight-line basis over 40 years.

     The following unaudited pro forma information combines the consolidated results of operations of the Company and Gold Strike Resorts for the twelve months ended January 31, 1996 and 1995 as if the acquisition had occurred on February 1, 1995 and 1994, respectively, after giving effect to amortization of goodwill and increased corporate expense primarily due to employment contracts entered into as a result of the merger. The pro forma information is not necessarily indicative of the results of operations which would have actually been obtained during such periods.

Year ended January 31,                          1996       1995
  (in thousands, except
  share data)

Revenue                                    $1,353,380  $1,286,209
Net income                                 $  136,543  $  140,288
Earnings per share                         $     1.33  $     1.37


Note 3.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (in thousands)                     1996         1995
Land and land leases                       $  333,142  $  125,661
Buildings and improvements                  1,107,557   1,024,179
Equipment, furniture and fixtures             494,091     483,147
Leasehold interests                             6,908       6,908
Leasehold improvements                          3,923       3,709
                                            1,945,621   1,643,604

Less - accumulated depreciation
 and amortization                            (490,596)   (412,909)
                                            1,455,025   1,230,695

Construction in progress                       19,659       8,367
                                           $1,474,684  $1,239,062
Note 4.  Long-term Debt

Long-term debt consists of the following:

January 31, (in thousands)                    1996         1995

Amounts due under corporate debt
  program at floating interest rates,
  weighted average of 5.9%                  $210,188     $210,828
7-5/8% Senior Subordinated Debentures
  due 2013                                   150,000      150,000
6-3/4% Senior Subordinated Notes
  due 2003 (net of unamortized
  discount of $119 and $134)                 149,881      149,866
10-5/8% Senior Subordinated Notes
  due 1997 (net of unamortized
  discount of $24 and $42)                    99,976       99,958
Amounts due under bank credit agree-
  ments at floating interest rates,
  weighted average of 6.3%                   100,000       22,000
Other notes                                    6,032          106
                                             716,077      632,758
Less - current portion                          (863)        (106)
                                            $715,214     $632,652

     The Company has established a corporate debt program whereby it can issue commercial paper or similar forms of short-term debt. Although the debt instruments issued under this program are short term in tenor, they are classified as long-term debt because (i) they are backed by long-term debt facilities (see below) and (ii) it is management's intention to continue to replace such borrowings on a rolling basis as various instruments come due and to have such borrowings outstanding for longer than one year. To the extent that the Company incurs debt under this program, it maintains an equivalent amount of credit available under its bank credit facility, discussed more fully below.

     In January 1996, the Company renegotiated its $250 million unsecured 364-day facility and its $500 million unsecured reducing revolver, both of which were dated September 30, 1993, as well as a $145 million reducing revolving credit agreement assumed by the Company upon its acquisition of Gold Strike Resorts in June 1995. These agreements were replaced by a new $1.5 billion unsecured credit facility (reducing to $1.2 billion on December 31, 1999) which matures on December 31, 2000 (the "Facility"). The maturity date and reduction date may each be extended for an unlimited number of one-year periods with the consent of the bank group. The Facility contains financial covenants regarding minimum net worth, interest charge coverage, total debt and new venture capital expenditures and investments. The Facility is for general corporate purposes. The Company incurs commitment fees of 22.50 basis points on the unused portion of the Facility. As of January 31, 1996, the Company had
$100.0 million of borrowings under the Facility.   At such date,
the Company had also $210.2 million issued under the corporate debt program thus reducing, by that amount, the credit available under the Facility for purposes other than repayment of corporate debt. The fair value of the debt issued under the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

     In July 1993, the Company issued $150 million principal amount of 6 3/4% Senior Subordinated Notes (the "6 3/4% Notes") due July 2003 and $150 million principal amount of 7 5/8% Senior Subordinated Debentures (the "7 5/8% Debentures") due July 2013, with interest payable each July and January. The 6 3/4% Notes, which were discounted to $149.8 million, and the 7 5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1996, the estimated fair value of the 6 3/4% Notes was $152.2 million and the estimated fair value of the 7 5/8% Debentures was $151.9 million based on their trading price.

     In June 1990, the Company issued $100 million principal amount of 10 5/8% Senior Subordinated Notes (the "10 5/8% Notes") due June 1997, with interest payable each June and December. The 10 5/8% Notes, which were discounted to $99.9 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. Holders of the 10 5/8% Notes may require the Company to repurchase all or any portion of their notes at par upon the occurrence of both a Designated Event (as defined in the indenture) and a Rating Decline (as defined in the indenture).
As of January 31, 1996, $9.1 million principal amount of the 10 5/8% Notes was owned by one of the Company's two founders. As of January 31, 1996, the estimated fair value of the 10 5/8% Notes was $106.3 million based on their trading price.

     The Company filed a shelf registration, effective January 11, 1996, with the Securities and Exchange Commission which will allow the issuance of up to $400 million of various types of debt securities. In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from this offering were used primarily to repay borrowings under the Company's corporate debt program.

    The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar arrangements. The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 8.8%) and receives a variable interest rate (weighted average of approximately 5.9% at January 31, 1996) on $114.5 million notional amount of "initial" swaps, and pays a variable interest rate (weighted average of approximately 5.7% at January 31, 1996) and receives a fixed interest rate (weighted average of approximately 8.2%) on $60 million notional amount of "reversing" swaps. The net effect of all such swaps resulted in additional interest expense, due to an interest rate differential which, at January 31, 1996, was approximately 1.0% on the total notional amount of the swaps. One of the initial swaps provides for quarterly reductions in the notional amount of up to $1 million. This swap has a current notional amount of $30 million, but declines to $22.5 million by its termination date in fiscal 1999. Excluding this swap, the initial swaps have the following termination dates: $30 million in fiscal 1997, $29.5 million in fiscal 1999 and $25 million in fiscal 2000. The reversing swaps expire as follows: $30 million in fiscal 1997 and $30 million in fiscal 2002.

In addition to the aforementioned swaps, the Company has entered into an interest rate swap with a notional amount of $100 million in which the Company pays a floating rate (5.9% at January 31, 1996 and capped at 6.5%) and receives a fixed interest rate of 4.75%. This swap corresponds in both notional amount and maturity to the Company's 10 5/8% Notes due in 1997. The variable interest rates which the Company pays or receives under the various swaps are based primarily upon the London Interbank Offering Rate (LIBOR). The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps and reverse swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 1996, it would have had to pay a net amount of approximately $2.5 million based on quoted market values from the various financial institutions holding the swaps.

    As of January 31, 1996, under the Company's most restrictive loan covenants, the Company was restricted as to the payment of dividends in excess of approximately $138 million, the purchase of its own capital stock in excess of approximately $438 million and was restricted from issuing additional debt in excess of approximately $629 million.

    Required annual principal payments as of January 31, 1996 are as follows:

Year ending January 31, (in thousands)
1997                                                   $     863
1998                                                         647
1999                                                     100,171
2000                                                         206
2001                                                     310,405
Thereafter                                               303,785
                                                        $716,077

Note 5.  Leasing Arrangements

Effective November 1, 1981, the Company entered into an 18-year lease for the premises on which the Silver City Casino in Las Vegas operates. This lease is accounted for as an operating lease. The current monthly base rent of $129,982 is subject to annual increases, calculated using a specified index with a cap based on a specified percentage of annual revenues. The lease also provides for profit participation, which began February 1988. The profit participation is the amount by which 50% of defined net income exceeds the adjusted base rent. There was no profit participation rent due for the three years ended January 31, 1996.

    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule by year of future minimum rental payments required as of January 31, 1996 under these operating leases that have noncancelable lease terms in excess of one year:

Year ending January 31, (in thousands)
1997                                                    $  3,465
1998                                                       2,759
1999                                                       2,235
2000                                                       1,796
2001                                                         571
Thereafter                                                 7,650
                                                        $ 18,476

Rent expense for all leases accounted for as operating leases was as follows:

Year ended January 31,
(in thousands)                         1996      1995       1994
Operating rent expense               $3,414    $3,452     $3,262

Note 6. Income Tax

The components of the provision for income taxes are as follows:

Year ended January 31,
(in thousands)                         1996      1995      1994
Current
     Federal                        $57,409   $56,745   $57,093
     State                              810       130         -
                                     58,219    56,875    57,093

Deferred
     Federal                         15,588    19,254     9,326
     Foreign                          3,054     2,075         -
                                     18,642    21,329     9,326

          Total                     $76,861   $78,204   $66,419

    The Company has recognized a tax benefit of $4.2 million, $1.2 million and $3.9 million related to the exercise of stock options and warrants for the fiscal years ended January 31, 1996, 1995 and 1994, respectively. Such amounts reduce the current portion that is actually payable.

    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences.
The components of deferred income tax expense are as follows:

Year ended January 31,
(in thousands)                            1996     1995     1994
Additional depreciation
 resulting from the use of
 accelerated methods for tax
 purposes and the straight-line
 method for financial state-
 ment purposes                         $11,418  $18,598   $9,679
Effect of writing off preopening
 expenses for financial state-
 ment purposes and amortizing
 over five years for tax purposes        1,514      861   (4,092)
Loss on assets written off as
 impaired for book purposes not
 deducted for tax purposes              (2,370)       -        -
Difference between book and tax
 basis of investments in uncon-
 solidated affiliates                    3,469        -        -
Effect of writing off research and
 experimental expenses for tax
 purposes and capitalizing for
 financial statement purposes                -        -    3,385
Foreign income                           3,054    2,075        -
Other, net                              1,557     (205)     354
                                       $18,642  $21,329   $9,326

     The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate is as follows:

Year ended January 31,                    1996     1995     1994
Federal statutory tax rate                35.0%    35.0%    34.9%
Nondeductible goodwill                     1.1        -        -
State and foreign income and
 franchise taxes, net of federal
 tax benefits                               .6        -        -
Adjust deferred tax balances for
 increase in federal statutory tax rate      -        -      1.0
Nondeductible employee meals                .1       .9       .3
Other                                       .6       .6       .2
 Effective tax rate                       37.4%    36.5%    36.4%

     The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 1996 and 1995, under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, are as follows:

(in thousands)                              1996            1995
Deferred tax liabilities
 Property and equipment                 $136,929        $108,231
 Investments in unconsolidated
  affiliates                               8,793           2,076
 Other                                     8,739           7,639
 Gross deferred tax liabilities          154,461         117,946

Deferred tax assets
 Accrued vacation                          3,989           3,572
 Preopening expense, net of amortization   3,532           4,592
 Other                                     6,116           4,469
 Gross deferred tax assets                13,637          12,633
 Net deferred tax liabilities           $140,824        $105,313

Note 7.  Stock Split

In June 1993, the Board of Directors declared a 3-for-2 split of the Company's common stock, which was paid July 23, 1993, to stockholders of record on July 9, 1993. All share data in the accompanying financial statements has been adjusted retroactively for the 3-for-2 stock split.

Note 8.  Employee Retirement Plans

Approximately 39% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $8.4 million, $8.1 million and $6.5 million during the years ended January 31, 1996, 1995 and 1994, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit sharing and investment plan covering primarily non-union employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $3.6 million, $3.3 million and $3.3 million in the years ended January 31, 1996, 1995 and 1994. Contributions may be funded with the Company's stock or cash. The fiscal 1996, 1995 and 1994 contributions were funded in cash.

Note 9.  Warrants, Stock Options, Stock Rights and Share Repurchases

WARRANTS
In June 1989, the stockholders approved a stock purchase warrant plan enabling the Company to offer warrants to its officers and other key employees to purchase up to 4.5 million shares of the Company's common stock. In accordance with the provisions of such plan, the 4.5 million warrants were subsequently issued in June 1989 at a price of $.17 per warrant, with an exercise price of $14.33 ($.67 per share over the fair market value on the date the warrants were authorized). Each warrant has a term of seven years, with 50% of the warrants becoming exercisable two years from the date of grant and the remaining 50% three years from the date of grant. As of January 31, 1996, warrants representing 3.8 million shares had been exercised, including 352,000 shares which were exercised during the year ended January 31, 1996.

STOCK OPTIONS
The Company also has various stock option plans for executive, managerial, and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options, performance shares and restricted stock relating to the Company's common stock. During the year ended January 31, 1996, options for 3,782,500 shares (including warrants for 2,000,000 shares for which the Company received a $2 million purchase price) were granted at prices ranging from $25.25 to $35.33 with a weighted average exercise price of $27.99 per share, while options for 822,924 shares were exercised at prices ranging from $8.58 to $26.88 with a weighted average exercise price of $20.96 per share. As of January 31, 1996 options for 7.4 million shares remained exercisable at prices ranging from $8.58 to $39.34 with a weighted average exercise price of $24.75 per share, while options covering 2.6 million shares remained available for grant. The stock options are generally exercisable in one or more installments beginning not less than six months after the grant date.

     The Financial Accounting Standards Board has issued its SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. This statement recommends that companies account for stock option plans by recognizing the fair value of stock options granted over the vesting period of the option, but also permits companies to continue to account for employee stock options under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." The Company will adopt SFAS No. 123 in its fiscal year ending January 31, 1997 but will continue to account for options under APB No. 25 and will disclose the pro forma net income and earnings per share effect as if the Company had used the fair value-based method recommended under SFAS No. 123.

STOCK RIGHTS
On July 14, 1994, the Company declared a dividend of one Common Stock Purchase Right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Each Right entitles the holder to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights become exercisable ten days after the earlier of an announcement that an individual or group has acquired 10% or more of the Company's outstanding common stock or the announcement of commencement of a tender offer for 10% or more of the Company's common stock.

     In the event the Rights become exercisable, each Right (except the Rights beneficially owned by the acquiring individual or group, which become void) would entitle the holder to purchase, for the exercise price, a number of shares of the Company's common stock having an aggregate current market value equal to two times the exercise price. The Rights expire August 15, 2004, and may be redeemed by the Company at a price of $.01 per Right any time prior to their expiration or the acquisition of 10% or more of the Company's common stock. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors and are intended to cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

SHARE REPURCHASES
During the year ended January 31, 1995, the Company repurchased 0.5 million shares of its common stock at a cost of $15 million. In fiscal 1994, 1.6 million shares were repurchased at a cost of $57.3 million.

Note 10.  Redeemable Preferred Stock

In connection with the acquisition of Gold Strike Resorts, New Way, Inc., a wholly-owned subsidiary of the Company, issued 1,069,926 shares of $10.00 Cumulative Preferred Stock. Dividends are payable when, as and if declared by the Board of Directors. Each share of preferred stock is exchangeable for approximately 3.9 shares of the Company's common stock, however, no dividends are payable in the event of exchange. In general, the preferred stock is exchangeable by the holder thereof after two years from the date of issuance, and by the Company on the occurrence of certain events, including a merger of New Way, Inc. into another subsidiary of the Company. The exchange rate is subject to adjustment in the event of certain dilutive events. The preferred stock is subject to mandatory redemption on the fifteenth anniversary of the date of original issuance at a price equal to the liquidation preference ($100) plus all unpaid dividends. Of the preferred shares issued, 866,640 were issued to another wholly-owned subsidiary of the Company.

Note 11.  Preferred Stock

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

Note 12.  Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share assuming full dilution is not presented because the exercise of stock options and warrants and the conversion of exchangeable preferred stock would not have a material dilutive effect on the per share amounts. The weighted average number of shares outstanding for the years ended January 31, 1996, 1995 and 1994 were
97.2 million, 85.8 million and 87.0 million, respectively.

Note 13.  Investments In Unconsolidated Affiliates

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of these
companies.   The  investment balance also includes interest
capitalized during construction. Investments in unconsolidated affiliates consist of the following:

January 31, (in thousands)                     1996         1995
Circus and Eldorado Joint Venture (50%)
 (Hotel/Casino, Reno, Nevada)               $ 52,917      $55,256
Windsor Casino Limited (33 1/3%)
 (Casino, Windsor, Canada)                    11,799        5,413
American Entertainment, L.L.C. (50%)
 (Riverboat Casino, Chalmette, Louisiana)          -       14,171
Elgin Riverboat Resort (50%)
 (Riverboat Casino, Elgin, Illinois)          56,719            -
Victoria Partners (50%)
 (Hotel/Casino, Las Vegas, Nevada)            51,835            -
                                            $173,270      $74,840

     In June 1995, the Company purchased the remaining 50% interest in American Entertainment, L.L.C. from the other partner and in July 1995, the Company sold the unfinished riverboat project (see Note 14 for additional details). The Company's 50% interests in each of Elgin Riverboat Resort and Victoria Partners were acquired as part of the merger with Gold Strike Resorts.

     All of the Company's investments in unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 1995 and 1994 is as follows:

(in thousands)                                 1995         1994
Current assets                              $ 58,402     $ 16,025
Property and other assets, net              $650,764     $188,219
Current liabilities                         $ 72,416     $ 22,812
Long-term debt and other liabilities        $324,538     $ 57,958
Equity                                      $312,212     $123,474

     Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 1995 and 1994 are as follows:

(in thousands)                                1995          1994
Revenues                                   $305,257      $ 16,834
Expenses                                   $177,108      $  2,790
Operating income                           $128,149      $ 14,044
Net income                                 $119,487      $ 14,044

Note 14.  Abandonment loss

During the second quarter, the Company wrote-off $45.1 million of costs associated with various assets which were disposed of or whose values had otherwise become impaired. The Company sold its partially completed riverboat gaming facility in Chalmette, Louisiana for $4 million. The Company had a net investment (including a loan to the other joint venturer) of $35.5 million in this project and thus recognized a loss of $31.5 million on this sale. After reevaluating the New Orleans market, the Company determined that this project could no longer promise a sufficiently high rate of return to meet Company objectives.

     The Company wrote-off $6.2 million representing the remaining value of a parking garage and people mover at Circus Circus-Reno. The Company also wrote-off $3.7 million for a dismantled monorail system between Luxor and Excalibur, $2.1 million for a dismantled gondola system at Circus Circus-Las Vegas and $1.6 million for miscellaneous other assets.

Note 15.  Commitments and Contingent Liabilities

In December 1993, Windsor Casino Limited, a corporation owned equally by Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation or their subsidiaries, was selected to exclusively negotiate an agreement to design, build and operate a casino complex in Windsor, Ontario, Canada. The planned complex will include casino, showroom and meeting facilities as well as a 400-room hotel, all located in Windsor's central business district, immediately across the Detroit River from Detroit, Michigan. An interim casino, operated by Windsor Casino Limited, opened in May 1994. In December 1995, the interim facility was expanded to include a dockside casino, bringing the total casino space to approximately 75,000 square feet. The corporation is currently negotiating an agreement for a permanent facility.

     On July 28, 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino (a privately held company) opened in downtown Reno, Nevada. Silver Legacy is themed as a turn-of-the-century silver- mining town and is located on a site between Circus Circus-Reno and the Eldorado, connected to both properties by enclosed skyways. The cost of Silver Legacy was approximately $350 million (excluding preopening expenses), of which the venturers contributed $103.8 million in equity. On May 31, 1995, the joint venture completed a $230 million bank credit agreement with its bank group. A portion of the proceeds of this loan were used to repay amounts previously lent to the joint venture by the Company. As a condition to the credit agreement, Circus guaranteed completion of Silver Legacy and, in addition, entered into a make-well agreement whereby it is obligated to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined). As of January 31, 1996, the Company had a net equity investment of approximately $52.9 million in the project and had outstanding loans to the joint venture in the principal amount of $27.5 million.

     The Company owns a 50% interest in a joint venture (with Mirage Resorts, Incorporated) which is developing Monte Carlo, a major destination resort under construction on the Las Vegas Strip for which the Company serves as the venture's manager. Monte Carlo has an estimated cost of $350 million (including land, capitalized interest and preopening expenses), and the Company is obligated to fund a portion of such cost in excess of certain equity contributions and the funding provided by a $200 million construction loan and $10 million of vendor financing. As a condition to the construction loan, the Company has guaranteed the completion of Monte Carlo. The Company's total equity contribution is anticipated to be approximately $70 million, of which $45.1 million had been funded as of January 31, 1996. Monte Carlo is scheduled to open June 21, 1996.

     In January 1996, the Company commenced construction on a major expansion at Luxor that will include approximately 2,000 additional rooms, situated in two identical 22-story towers designed in a stepped-pyramid style, located between Luxor and Excalibur. The expansion will also include additional casino space, retail area, restaurants, and a multi-purpose showroom, as well as a signature dark ride with a working title of "Tutmania," an adventure through the fabled and enchanted tombs of ancient Egypt. The rooms should open by the end of calendar 1996. The estimated cost for this expansion is approximately $250 million.

Also in January 1996, the Company commenced construction of a 1,000-room tower addition at Circus Circus-Las Vegas, which is scheduled for completion by the end of 1996. This addition will bring the total number of rooms at Circus Circus-Las Vegas to approximately 3,800. In concert with this expansion, the Company is also refurbishing all of the existing rooms at Circus Circus-Las Vegas. The estimated cost of the 1,000-room tower is approximately $60 million.

     The Company has funded the above projects from internal cash flows, project specific financing or its credit facility, and anticipates that future funding for such projects will be from these sources, including the $1.5 billion credit facility, of which approximately $1.19 billion was not drawn as of January 31, 1996.

     The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Circus Circus
Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Circus Circus Enterprises, Inc. (a Nevada corporation) and subsidiaries as of January 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circus Circus Enterprises, Inc. and subsidiaries as of January
31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended
January 31, 1996, in conformity with generally accepted accounting principles.



                                            ARTHUR ANDERSEN LLP



Las Vegas, Nevada
February 28, 1996





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

The Company maintains accounting and other control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. Compliance with these systems and controls is reviewed through a program of audits by an internal audit staff.

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