Form 10-K, Exhibit 13
period 1997-01-31
CIRCUS CIRCUS ENTERPRISES INC
filed 1997-05-01
CIK 725549

Exhibit 13

Management's Discussion and Analysis

OVERVIEW

Gaming in the U.S. today is an industry of three major markets - Las Vegas, Atlantic City and Mississippi - with a host of smaller markets generally consisting of riverboat casinos. Las Vegas, for its part, remains the epicenter of the industry, a position it should continue to hold into the foreseeable future.

The numbers for Las Vegas are compelling:

     -Almost 30 million visitors in 1996, more than 30% of whom were first-time visitors.

     -A rooms base of almost 100,000 rooms (over half again as many as Orlando or New York City).

     -Gaming revenues of $5.3 billion in 1996, up 136% since
     1986.

     Graph

     Description: Depicts growth in rooms, visitors and gaming revenue in the Las Vegas market from 1986 to 1996.

               Rooms           Visitors       Gaming Revenue
               (in thousands)  (in millions)  (in billions)

     1986      56.5            15.2           $2.2
     1987      58.5            16.2           $2.5
     1988      61.4            17.2           $2.8
     1989      67.4            18.1           $3.1
     1990      73.7            20.9           $3.7
     1991      76.9            21.3           $3.7
     1992      76.5            21.9           $3.9
     1993      86.1            23.5           $4.2
     1994      88.6            28.2           $4.9
     1995      90.0            29.0           $5.2
     1996      99.1            29.6           $5.3

     Text Below: The Las Vegas market has proven strong and durable.

Las Vegas has clearly become a destination of choice for the traveling entertainment consumer - arguably the world leader. McCarran International Airport has seen its daily number of flights grow 35% since 1990, while the total number of passengers has soared 60%. This volume has necessitated a further airport expansion that will increase the total number of gates from 65 currently to 92 by mid-1998.

Circus has been at the fore of Las Vegas' success, as we currently control roughly 15,000 rooms and more than 400,000 square feet of casino space (including 3,002 rooms and 90,000 square feet of casino space at the Monte Carlo). Circus has accounted for more than 35% of the new rooms added to Las Vegas since 1990 and controls the most new rooms (less than 5 years old) in a market where approximately one-half of the rooms are more than 15 years old. With the completion of Project Paradise and the eventual buildout of the Masterplan Mile, Circus will further enhance its positioning in this core market, eventually controlling by far the most new units (rooms and casino games) in the city. Historically in the gaming industry, growth in both cash flow and earnings has been a direct function of unit expansion--either at already successful properties or by the construction of new ones.

Luxor underwent a major expansion and renovation during fiscal 1997. The property added 1,950 rooms in twin towers and extensively remodeled the casino level--relocating and upgrading the front desk, reworking the front entrance and revamping most of the interior theming. The result is a property with a more elegant and upscale presentation and 4,400 rooms that stunningly fulfills its original promise. The disruption from the expansion and remodeling was significant, however, as cash flows at Luxor declined 26% to $64.4 million (excluding asset write-offs of $29.8 million). Additional renovation is continuing in the current year, as the attractions level is reworked and a new showroom is constructed on the southwest corner of the property. This construction is expected to be somewhat disruptive, though not on the scale experienced in the previous year. Luxor will produce its record quarterly cash flow from operations in the first quarter of our current fiscal year .

     Map

     Description: Depicts footprint of the recently expanded and remodeled Luxor, showing location of main sections of the property, specifically, the new hotel towers.

     Text below: Footprint for Luxor II, with 1,950 new rooms and extensive new public areas.

At Circus Circus-Las Vegas recently added a 1,000-room hotel tower, relocated the front desk and expanded its retail and restaurant facilities. Not only did these new facilities increase operating capacity, they also lifted the look and feel of the property, which now offers more than 3,700 rooms, 110,000 square feet of casino space and seven restaurants. During fiscal 1997, the property produced $45.2 million in operating cash flow (excluding asset write-offs of $5.1 million), down from the prior year due primarily to the construction disruption. Results in the first quarter of fiscal 1998 indicate that Circus Circus-Las Vegas should substantially increase its cash flow this year.

     Map

     Description: Depicts footprint of the recently expanded
     Circus Circus-Las Vegas, showing location of main sections of the property, specifically, the new hotel tower.

     Text below:

     Footprint for Circus Circus-Las Vegas - a new 1,000-room tower and much more.

Excalibur posted its record year in operating results in fiscal 1997. Boasting more than 4,000 rooms and 110,000 square feet of casino space, Excalibur also represents one of the top investments in the history of the Las Vegas Strip. After recouping its initial investment of approximately $300 million in only 39 months, Excalibur has maintained the rate of its initial success, recovering its investment twofold in just over six years of operation. Operating cash flow for Excalibur was $101.6 million (excluding asset write-offs of $10.4 million).

At Circus Circus-Reno, competition from the adjacent Silver Legacy (50% owned by Circus), as well as winter storms and flooding wrought difficult comparisons. Operating cash flow was $18.1 million for the year, down from the prior year. Circus Circus-Reno likewise underwent construction this year, as all of the rooms at the property were remodeled and a new parking garage added. Our 1,605 remodeled rooms now offer superior value and, with the return of the women's bowling convention, we expect a solid comeback in fiscal 1998.

In Laughlin, the Colorado Belle and the Edgewater face challenging obstacles, as the overall market continues to decline. More competition from Native American casinos in Laughlin's prime Arizona and California markets, as well as from the new resorts in Las Vegas, has caused the market to contract during the past few years. Our Laughlin properties have seen their profitability eroded, but nonetheless generated a combined $33.5 million in operating cash flow in fiscal 1997. Since their openings, we have seen our initial investment of approximately $200 million returned threefold.

In Mississippi, Circus Circus-Tunica also faced additional competition, with three new properties coming on line last year. Operating cash flow of $13.5 million for the year (excluding asset write-offs of $3.0 million) was down significantly from the previous year. Meanwhile, the Company has commenced construction of a 1,200-room hotel tower, scheduled to open in December 1997, and is also remodeling and retheming the property into a more elegant resort under the name Gold Strike Casino Resort. This expansion will give us the largest rooms base in a market currently totaling only 2,500 rooms and generating approximately $700 million in casino revenues. Through our expansion, we expect to become one of the leading profit producers in this market next year.

     Rendering

     Description: Artist's rendering of the new hotel and casino in Tunica - rechristened Gold Strike Casino Resort.

     Text below: Artist's rendering of Gold Strike Casino Resort in Tunica, Mississippi featuring 1,200 new rooms and a classy new look.

The Company's other properties (Gold Strike, Nevada Landing,
Railroad Pass, Slots-A-Fun and Silver City) contributed $26.3 million in operating cash flow for the year ended January 31, 1997.

The Company has highly profitable investments in several joint ventures, most notably The Grand Victoria riverboat casino in Elgin, Illinois. Despite contributing 20% of operating profit to public entities in the city and county (beginning in June 1996), this property produced $44 million as Circus' 50% share of its operating income for fiscal 1997. Keep in mind, this property, in total, cost only $112 million to build. Monte Carlo, the Company's newest property, opened June 21 on the Las Vegas Strip and has enjoyed instant success, generating $14.6 million as the Company's 50% share of its operating income (excluding preopening expenses) for the seven months it was open in fiscal 1997. The Silver Legacy in Reno, Nevada has also shown promise, as our 50% share of operating income in its first full fiscal year was $12.0 million.

FINANCIAL POLICY

Circus' financial policy is grounded in two simple and related concepts--cash flow and return on investment. Free cash flow is our focus, given that we believe it represents true economic profit. Free cash flow is the cash remaining after all expenses, including ordinary or maintenance reinvestment in the business. Strong free cash flow permits financial flexibility and offers a range of positive options to the owners of the company: sizeable reinvestment in the business, accelerated repayment of indebtedness or cash distributions to shareholders, such as share repurchase. It also means that we have ready access to capital markets at comparatively low rates (Circus has the lowest blended fixed-coupon debt in the industry, along with the longest average maturity). Circus has always been an extraordinary cash generator, producing over $1 billion in free cash flow over the past five years. And even in the past year of significant construction disruption, our free cash flow on a per share basis was $2.29, over 70% higher than our earnings per share (prior to write-offs).

FREE CASH FLOW ANALYSIS
Year ended January 31,
(in thousands)                      1997     1996     1995     1994     1993

Income from operations*          $276,092 $301,753 $259,019 $217,567 $205,482
Add noncash expenses
  Depreciation and
   amortization                   103,717   98,380   82,753   58,965   48,182
  Other                               (65)     (65)     (65)     (65)     (65)
Cash generated from
 operations before income tax     379,744  400,068  341,707  276,467  253,599
Cash income taxes                 (48,043) (55,995) (52,500) (47,000) (41,500)
Interest, dividends and
 other income (loss)               11,941   11,539    1,217     (683)     820
Proceeds from disposal of assets    3,056    1,353      415      685    4,510
Cash available for repayment
 of debt and reinvestment         346,698  356,965  290,839  229,469  217,429
Scheduled principal and
 interest payments                (63,356) (58,018) (45,935) (35,207) (35,039)
Ordinary capital expenditures     (50,117) (31,936) (29,856) (33,182) (24,085)
Free cash flow                   $233,225 $267,011 $215,048 $161,080 $158,305

* Before asset write-offs and preopening expenses.

Graph

Description: Depicts free cash flow as % of operating cash flow over past five years.

Operating
  Cash Flow    ($)  379,744  400,068  341,707  276,467  253,599
Free Cash Flow ($)  233,225  267,011  215,048  161,080  158,305
Percentage              61%      67%      63%      58%      62%

     Text below: On average, more than 60% of Circus' operating cash flow becomes to free cash flow, or true economic profit.

We strive to invest our free cash flow, as well as borrowed capital, in projects which promise a return on invested capital
(ROIC) in excess of 15%. To the extent that we are successful in providing returns which exceed our weighted cost of capital (which includes debt and equity), we generate higher free cash flow which translates into increased value for the shareholder.

     Graph

     Description:  Depicts Circus' five-year average ROIC of
     16.5% compared to our target of 15% and also compared to our weighted cost of capital of 12%.

     Text below: To the extent that Circus earns a return on invested capital in excess of its cost of capital, the Company creates value for its shareholders.

FISCAL 1997 COMPARED WITH FISCAL 1996

RESULTS OF OPERATIONS

For the year ended January 31, 1997, the Company reported net income of $100.7 million, or $.99 per share, compared to $128.9 million, or $1.33 per share in the previous year. During the year, the Company took one-time asset write-offs totalling $48.3 million and recognized $5.6 million in preopening expenses (reflected in Earnings of Unconsolidated Affiliates) related to the June 21, 1996 opening of Monte Carlo, a 50/50 joint venture hotel/casino on the Las Vegas Strip. In the prior year, the Company took one-time asset write-offs totalling $45.1 million and recognized $5.2 million of preopening expenses related to the July 28, 1995 opening of Silver Legacy, a 50/50 joint venture hotel/casino in Reno, Nevada. Excluding the effect of these nonrecurring items, earnings per share for the year ended January 31, 1997 were $1.33 against $1.66 in the prior year.

The asset write-offs of $48.3 million in the current year were necessitated by construction and remodeling at Luxor and Circus Circus-Las Vegas, as well as planned construction and remodeling at the Company's other properties. These write-offs included the special-effects films at Luxor ($12.0 million) which were replaced by IMAX special-format filmed attractions, structural elements demolished as part of Luxor's remodeling ($12.1 million), the removal of the Nile River at Luxor ($5.7 million), furnishings and fixtures at Excalibur related to the future refurbishment of all the property's rooms ($10.4 million), fixtures and equipment at Circus Circus-Tunica related to the retheming and expansion of that property ($3.0 million), furnishings and fixtures related to the rooms refurbishment at Circus Circus-Las Vegas ($2.6 million) and the demolition of a people mover at Circus Circus-Las Vegas ($2.5 million).

Write-offs in the prior year totalled $45.1 million, the majority of which related to a discontinued riverboat project in Chalmette, Louisiana.

The decline in results for the year ended January 31, 1997 was due, in large part, to significant construction disruption at Luxor and Circus Circus-Las Vegas. Luxor added 1,950 new rooms in two towers, the majority of which were placed in service by year-end, and remodeled (or added) extensive portions of the interior. Meanwhile, Circus Circus-Las Vegas added a new 1,000-room hotel tower which opened December 23, 1996. On the positive side, the Company achieved record results at Excalibur, and Monte Carlo achieved strong results in its initial seven months of operation. Moreover, the Company benefitted from a full year of operations at Silver Legacy, a 50/50 joint venture which opened July 28, 1995, and The Grand Victoria, a 50/50 joint venture which was acquired as part of the Gold Strike transaction on June 1, 1995.

REVENUES

Revenues for the year ended January 31, 1997 increased $34.7 million, or 3% compared to the prior year. This increase was due primarily to the first full year of operations following the Gold Strike acquisition on June 1, 1995. These properties (Gold Strike, Nevada Landing, Railroad Pass and The Grand Victoria) generated $143.4 million in revenues during the current year compared to $100.2 million in the prior year when they were owned for only eight months. The Company's 50% ownership in The Grand Victoria accounted for the most significant portion of these revenues. (For accounting purposes, the Company's share of the operating income of joint ventures is reflected as revenue under Earnings of Unconsolidated Affiliates.)

Also contributing to the increase was the Hacienda Hotel and Casino, which produced $41.6 million in revenues this year versus $20.7 million the prior year (when it was acquired on September 1, 1995). In connection with the Company's construction of a new hotel/casino on the Hacienda site, the Hacienda ceased operations on December 1, 1996 and was imploded on December 31, 1996. Also, the opening of Monte Carlo on June 21, 1996 produced $16.6 million as our share of revenue for the year, with the first full year of operations at Silver Legacy also serving as a contributing factor. These increases were partially offset by lower results at Circus Circus-Las Vegas and Luxor, where disruption from construction and remodeling projects significantly affected their patronage.

Casino revenues declined slightly during fiscal 1997 versus the prior year due mostly to the aforementioned construction disruption at Luxor and Circus Circus-Las Vegas. Typically, the Company's three fully owned casino resorts on the Strip (Luxor, Excalibur, Circus Circus-Las Vegas) produce the majority of Circus' total casino revenues. Meanwhile, hotel revenues rose $15.4 million, due to ten months of operations of Hacienda in the current year versus five months in the prior year, as well as the opening of new rooms at Luxor and Circus Circus-Las Vegas in late December. The Company's combined hotel occupancy remained relatively constant at 94%. Revenues in the Company's other principal revenue centers (food, beverage, amusements and retail) were essentially flat against the prior year.

INCOME FROM OPERATIONS (excluding asset write-offs and preopening expenses)

For the year ended January 31, 1997, income from operations decreased $25.7 million, or 9%, versus the prior year. The Company's composite operating margin was 20.6%, compared with 23.1% in fiscal 1996. The decreases in operating income and margin were due principally to construction disruptions at Luxor and Circus Circus-Las Vegas.

Las Vegas

In Las Vegas, overall results from our properties reflected a decrease, stemming principally from construction disruptions at Luxor and Circus Circus in connection with the addition of 1,950 rooms and substantial remodeling at Luxor, and the addition of 1,000 rooms and expanded retail and restaurant facilities at Circus Circus. Luxor and Circus Circus-Las Vegas together experienced a 38% decline in operating income. Meanwhile, Excalibur enjoyed its record year, generating $89.4 million in operating income and producing the highest margin among the Company's wholly owned properties. Furthermore, the Company's latest entry in the Las Vegas market, Monte Carlo, opened June 21 and exceeded expectations. This property, a joint venture with Mirage Resorts, produced $14.6 million (excluding preopening expenses of $5.6 million) as the Company's 50% share of its operating income for fiscal 1997.

Reno

In Reno, the Company benefitted from a full year's operations at Silver Legacy, a 50/50 joint venture, which generated an additional $5.2 million as Circus' share of operating income versus the prior year when Silver Legacy was open only six months. At Circus Circus-Reno, however, operating income declined $13.6 million due to competition from the adjacent Silver Legacy, as well as winter storms and flooding which struck the market in the fourth quarter.

Laughlin

The Company's two properties in Laughlin (Colorado Belle and Edgewater) saw operating income decrease a combined 17% in fiscal 1997 versus the prior year. While this decrease was less severe than in recent years, Laughlin as a market suffers from several competitive challenges. Foremost appears to be the growth of unregulated Native American casinos (numbering approximately 37 casinos currently) in Laughlin's central Arizona and southern California feeder markets . Too, competition from Las Vegas in the form of major new theme resorts (including the Company's 50% owned Monte Carlo) has eroded Laughlin's customer base, as have expanded facilities at Primm, Nevada, which are closer to Las Vegas and more accessible to visitors from southern California.

Other Markets

In Tunica County, Mississippi, operating income at Circus Circus declined by more than 50% in fiscal 1997 compared to the prior year. The presence of three new competitors within the market combined with the property's lack of a rooms base contributed to the decline. In response, the Company is underway with a $125 million expansion which will include a 1,200-room hotel tower (scheduled to open in December 1997) and a complete retheming of the property into a more elegant resort under the name Gold Strike Casino Resort. The Company's other properties compared relatively flat against the prior year.

While the new rooms and related improvements at Luxor and Circus Circus-Las Vegas were substantially completed and placed in service in late fiscal 1997, certain elements of the remodeling at Luxor will carry into fiscal 1998, including retail areas, restaurants, the showroom and the reworking of the attractions level. The Company anticipates that this last phase of remodeling may be somewhat disruptive to operations in the coming year, though not on the scale experienced in the prior year. Moreover, the construction and remodeling in Tunica are also expected to disrupt operations there.

DEPRECIATION AND AMORTIZATION EXPENSE

For the year ended January 31, 1997, depreciation and amortization expense rose $5.3 million, to $103.7 million. This increase stemmed primarily from a full year's amortization of goodwill and additional depreciation expense related to the Gold Strike acquisition in June 1995. In the current fiscal year, Circus estimates that its depreciation expense will be approximately $130 million.

Depreciation Expense by Property (in millions):

                                   FYE 1997     FYE 1996
Luxor                              $ 26.8        $28.2
Circus Circus-Las Vegas              17.9         17.8
Excalibur                            12.2         14.6
Circus Circus-Reno                    6.6          6.1
Colorado Belle                        3.8          3.8
Edgewater                             4.3          5.4
Circus Circus-Tunica                  5.1          5.2
Other                                27.0         17.3
                                   $103.7        $98.4

INTEREST EXPENSE

For the year ended January 31, 1997, interest expense (excluding joint venture interest expense) rose $3.1 million to $54.7 million. This increase was due primarily to higher average debt outstanding (approximately $865 million in fiscal 1997 versus approximately $715 million in fiscal 1996) related to various construction projects (primarily the new rooms and related improvements at Luxor and Circus Circus-Las Vegas). The Company also repurchased 10.1 million shares of its common stock. The increase in fiscal 1997 was largely offset by higher capitalized interest ($16.0 million in fiscal 1997 against $8.6 million in fiscal 1996) related to those same construction projects.

The Company also recorded interest expense related to joint venture projects of $15.6 million in fiscal 1997 compared to $5.6 million in the previous year. This represents the Company's 50% share of a full year of Silver Legacy's and seven months of Monte Carlo's interest expense.

TAXES

The Company's effective tax rate for the years ended January 31, 1997 and 1996 was 38.5% and 37.4%, reflecting the federal statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill associated with the Gold Strike acquisition. In the current year, Circus estimates that its tax rate will be approximately 36%-37%.



FISCAL 1996 COMPARED WITH FISCAL 1995

RESULTS OF OPERATIONS

Excluding one-time asset write-offs and preopening expenses, earnings per share for fiscal 1996 were $1.66 per share compared to $1.61 per share in fiscal 1995. During fiscal 1995, the Company wrote off $3.0 million of preopening expenses related to the opening of Circus Circus-Tunica. Results for the year ended January 31, 1996 include eight months of combined performance of Circus and Gold Strike Resorts, which the Company acquired on June 1, 1995. The increase in earnings for fiscal 1996 (excluding nonrecurring items) derived primarily from the Company's 50% interest in The Grand Victoria, a riverboat casino in Elgin, Illinois acquired as part of the Gold Strike transaction, as well as the acquisition of the Hacienda Hotel and Casino on September 1, 1995.

REVENUES

Revenues for fiscal 1996 increased $129.4 million, or 11%, to $1.3 billion compared to fiscal 1995. The acquisition of Gold Strike Resorts in June 1995 was the principal factor in this increase, with the Company's 50% interest in The Grand Victoria riverboat casino in Elgin, Illinois providing the biggest contribution. Circus Circus-Tunica was also a significant contributor, as it completed its first full year of operations.

INCOME FROM OPERATIONS

Income from operations rose $42.7 million, or 16%, in the year ended January 31, 1996 versus the prior year (excluding the abandonment loss of $45.1 million and Silver Legacy preopening expenses of $5.2 million in fiscal 1996, and Circus Circus-Tunica preopening expenses of $3.0 million in fiscal 1995). The acquisition of Gold Strike Resorts on June 1, 1995 was the main driver for the increase in operating income, with the Company's 50% interest in The Grand Victoria riverboat casino standing out as the principal factor, generating $32.6 million in operating income for the eight months of the year the Company was an owner. Also contributing to the increase in operating income was Circus Circus-Tunica, which completed its first full year of operations producing an additional $7.1 million in operating income versus the prior year when it was open only five months. In Reno, Silver Legacy (a joint venture with Eldorado Hotel/Casino) opened July 28, 1995 and the Company's 50% interest generated approximately $6.8 million in operating income (excluding the recognition of $5.2 million in preopening expenses). The above increases were partially offset by substantial decreases at the Company's Laughlin properties.

DEPRECIATION AND AMORTIZATION EXPENSE

In fiscal 1996, depreciation and amortization expense rose $15.6 million, to $98.4 million. This increase came principally from amortization of goodwill related to the acquisition of Gold Strike Resorts, plus the additional depreciation related to the entities acquired as part of the Gold Strike transaction (Gold Strike, Nevada Landing and Railroad Pass). Also, there was a full year's depreciation on Circus Circus-Tunica, which was open only five months in the prior fiscal year.

INTEREST EXPENSE

For the year ended January 31, 1996, interest expense (excluding joint venture interest expense) was $51.5 million versus $42.7 million in fiscal 1995. The increase was due mostly to higher average debt outstanding (approximately $715 million in fiscal 1996 versus approximately $590 million in fiscal 1995), related in large part to the assumption of $165 million of debt in
connection with the acquisition of Gold Strike Resorts.   This
increase was partially offset by higher capitalized interest ($8.6 million in fiscal 1996 versus $4.2 million in fiscal 1995).


CAPITALIZATION, CAPITAL SPENDING AND LIQUIDITY

The Company had cash and cash equivalents of $69.5 million at January 31, 1997, reflecting levels consistent with normal daily operating requirements. The Company's pretax cash flow from operations (before asset write-offs and preopening expenses) was $379.7 million in fiscal 1997 compared to $400.1 million in fiscal 1996 and $341.7 million in fiscal 1995. The decrease in cash flow in fiscal 1997 was caused primarily by the construction disruption at Luxor and Circus Circus-Las Vegas, as previously discussed. In this context, pretax cash flow from operations is defined as the Company's income from operations plus noncash operating expenses (primarily depreciation and amortization).

During fiscal 1997, the Company used its cash flow (in combination with its credit facility) to fund the construction of the new hotel rooms and related improvements at Luxor and Circus Circus-Las Vegas, various remodeling at the Company's other properties and the repurchase of approximately 10.1 million shares of its common stock. During fiscal 1996, the Company used its cash flow mainly to fund the acquisition of the Hacienda Hotel and Casino, the acquisition of 73 acres of undeveloped land adjacent to the Hacienda, the acquisition of Gold Strike Resorts and equity investments in various joint venture properties.

Capital Spending

Capital expenditures for the year ended January 31, 1997 were $585.8 million, compared to $221.7 million in fiscal 1996 and $142.7 million in fiscal 1995. The majority of capital expenditures in fiscal 1997 related to the construction of the new hotel towers and other remodeling at Luxor ($323.3 million total, including casino, hotel lobby, meeting space and luxury spa), construction of the new hotel tower and other remodeling at Circus Circus-Las Vegas ($126.7 million total, including rooms refurbishment at the Skyrise), various remodeling at Excalibur ($20.5 million), refurbishment of rooms at Circus Circus-Reno ($13.5 million), construction of a new parking garage at Circus Circus-Reno ($14.1 million), construction of the new hotel tower at Circus Circus-Tunica ($6.4 million) and the acquisition of additional land near Circus Circus-Reno ($5.1 million).

     Graph

     Description: Depicts Circus' capital spending year by year over the past five years.

                   Capital Spending
                   (in millions)

     1993          $208.6
     1994          $378.8
     1995          $142.7
     1996          $221.7
     1997          $585.8

     Text below: In the past five years, Circus has invested more than $1.5 billion in new projects.

The majority of capital expenditures for fiscal 1996 were for the acquisition of the Hacienda on September 1, 1995 ($80 million) and the acquisition earlier in the year of 73 acres of undeveloped land adjacent to the Hacienda ($73 million).

For fiscal 1998, the Company estimates its capital expenditures will range between $450-$550 million. These expenditures will include primarily the completion of the hotel tower and remodeling at Circus Circus-Tunica and the initial phase of construction of Project Paradise on the former Hacienda site.

Share Repurchase

During the year ended January 31, 1997, the Company repurchased
10.1 million shares of its common stock at a total cost of $341.8 million, pursuant to its share repurchase program. These repurchases took place in the third and fourth quarters. The
Company anticipates that it will repurchase shares on an opportunistic basis, as market conditions warrant.

Debt Facilities

In January 1996, the Company arranged a $1.5 billion unsecured credit facility with its bank group (see Note 4 of Notes to Consolidated Financial Statements). This facility replaced credit lines with borrowing limits aggregating $895 million. As of January 31, 1997, Circus had no borrowings under its facility but did have $501 million of borrowings under its commercial paper program, which reduces availability under the facility.
The Company has obtained a commitment from its bank group to amend this facility, increasing the size of the facility to at least $1.75 billion, while lowering its pricing and extending its term. The terms of the commitment also permit Circus to repurchase up to $500 million of its shares.

On February 5, 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006. Proceeds from this offering were used to reduce the Company's then outstanding bank borrowings.

On November 26, 1996, the Company issued $150 million principal amount of 6.70% Senior Unsecured Debentures due November 15, 2096, which may be redeemed at the option of the holder in November 2003. Simultaneously, the Company issued $150 million principal amount of 7.0% Senior Unsecured Debentures due November 15, 2036, which may be redeemed at the option of the holder in November 2008. The proceeds from these offerings were used to repay amounts due under the Company's commercial paper program.

Joint Ventures

The Company holds a 50% interest in and manages a joint venture (with Mirage Resorts, Incorporated) which developed and operates Monte Carlo, a major destination resort that opened June 21, 1996 on the Las Vegas Strip. Monte Carlo features 3,002 rooms and a 90,000-square-foot casino, with a palatial style reminiscent of the Belle Epoque, the French architecture of the late 19th century. This project had a total cost of approximately $350 million, including land and capitalized interest. The Company's equity contribution was $85.8 million, all of which had been funded as of January 31, 1997.

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $220 million bank credit agreement (which amended and restated the joint venture's previous $230 million credit agreement), Circus is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined). As of January 31, 1997, the Company also had outstanding loans to the joint venture in the principal amount of $35.1 million.

In December 1993, Windsor Casino Limited (WCL), a corporation owned equally by Circus Circus Enterprises, Inc., Caesars World, Inc. and Hilton Hotels Corporation or their subsidiaries, was selected to exclusively negotiate an agreement to design, build and operate a casino complex in Windsor, Ontario, Canada. Since May 1994, WCL has operated an interim casino in Windsor's central business district, immediately across the Detroit River from Detroit, Michigan. On January 23, 1997, Circus transferred its one-third interest in WCL to Caesars and Hilton.

New Projects

During 1995, the Company purchased the Hacienda Hotel and Casino (which was imploded on December 31, 1996) and 73 acres of undeveloped land south of the Hacienda. By virtue of these purchases, Circus owns a contiguous mile of frontage on the Las Vegas Strip. This "Masterplan Mile" runs from Tropicana Avenue to Russell Road, encompassing the first two freeway exits on Interstate 15, the main artery from southern California, and benefits from the most immediate access to the Strip from McCarran International Airport. The Company is developing Masterplan Mile which will involve linking multiple destination gaming resorts, including Excalibur, Luxor and Project Paradise. It is the Company's view that the Las Vegas market can absorb sizeable new capacity, including that contemplated in its aforementioned masterplan. The direction of development in Las Vegas has shifted toward the south end of the Strip, where the Company can essentially create the gateway to Las Vegas.

At Luxor, the Company has completed construction of two new hotel towers, designed in ziggurat shapes, which added 1,950 rooms to the property, bringing the total rooms base to approximately 4,400. The majority of the rooms opened December 24, 1996, with the remainder (including suites) in operation by the end of February 1997. This project also involved substantial remodeling of the property's interior spaces especially the casino and hotel lobby. The original scope of the remodeling and expansion of Luxor was broadened to include new convention space, a redesigned attractions level, a microbrewery , a luxury health spa, a showroom, and additional restaurants and retail areas. While most of the casino remodel was completed by year-end, the expansion related to retail areas, restaurants, the microbrewery, the showroom and the reworking of the attractions level will continue into this fiscal year. The estimated cost for this expansion is approximately $350-$400 million and as of January 31, 1997, $327.9 million had been incurred.

The Company has commenced construction on an entertainment megastore of approximately 3,800 rooms on the former site of the Hacienda Hotel and Casino. The new resort, whose working title is Project Paradise, is slated to open late 1998 or early 1999. Project Paradise will feature, as its centerpiece, a 10-acre tropical environment that will contain, among other attractions, a surfing beach with six-foot waves and a swim-up shark exhibit. Inside, Project Paradise will offer waterfalls, terraced gardens, mythical statuary and open-air restaurants set amid beautifully crafted environments, including a swan island. As a follow on to Paradise, the Company will build a 400-room Four Seasons Hotel that will connect to the Paradise complex, providing Las Vegas visitors with a luxury "five-star" hospitality experience. This hotel, which will be owned by Circus and managed by Four Seasons Regent Hotels and Resorts, represents the first step pursuant to the Company's cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide. The cost of Project Paradise itself is currently estimated at approximately $800 million (excluding the cost of the Four Seasons Hotel).

In December 1996, the Company completed construction of a 1,000-room tower addition at Circus Circus-Las Vegas which brought the total number of rooms at Circus Circus-Las Vegas to approximately 3,700. The total cost of the 1,000-room tower, including the new porte cochere, new lobby space, a retail concourse and two new restaurants, plus the refurbishment of all 1,188 rooms in the Skyrise Tower was approximately $128 million. The Company plans to refurbish the balance of the tower rooms at this property, in phases, over the coming year.

In Reno, the Company refurbished all of the rooms at Circus Circus at a cost of approximately $17.6 million. Additionally, construction has been completed on a new parking garage which opened in December and is located immediately north of the property, between Circus Circus-Reno and Interstate 80. This project had a total cost of $14.7 million.

In Tunica County, Mississippi, the Company has commenced construction of a 1,200-room tower addition to its casino which will include remodeling and retheming the property into a more elegant resort under the name Gold Strike Casino Resort. The estimated cost of this expansion is $125 million, with a projected completion in December 1997. Through January 31, 1997, the Company has incurred $6.4 million for this project.

Also in Mississippi, the Company has announced that it plans to develop a hotel/casino resort on the Mississippi Gulf Coast at the north end of the Bay of St. Louis, near the DeLisle exit on Interstate 10. The planned resort will feature 1,500 rooms and has an estimated cost of $225 million. The Company anticipates construction to begin after receipt of all customary approvals. As presently contem-


     Map

     Description: Depicts the location of Circus' proposed new project on the Mississippi Gulf Coast on the Bay of St.
     Louis near Interstate 10.

     Text below:

     Circus' proposed project on the Mississippi Gulf Coast is well-positioned, with ready access to Interstate 10 - the main thoroughfare along the Gulf Coast.

plated, Circus will own 90% of the project, with a partner contributing land (up to 500 acres) in exchange for the remaining
10%.

The Company has entered into an agreement with Mirage Resorts, Incorporated to participate in the development of a 150-acre site located in the Marina District of Atlantic City. The agreement provides for the Company to obtain sufficient land for the development of a destination resort and casino of at least 2,000 rooms, including dramatic public spaces, in an architectural format that conforms to a "masterplan". While Mirage will act as master-developer for the new Marina District, Circus will own its land and its resort project, which will connect to Mirage's resort as well as to a joint venture resort to be developed by Boyd Gaming Corporation and Mirage. Mirage's development of the site is subject to the satisfaction of a number of conditions. Accordingly, there can be no assurances as to whether or when Mirage will proceed with its development of the site. The Company's participation, among other conditions, is subject to Mirage's determination to proceed with development of the site. The Company's ability to proceed is also subject to its obtaining the requisite gaming and other approvals and licenses in New Jersey, as well as the approval of the gaming authorities in various other jurisdictions. While neither the exact extent of a potential development nor a starting date for construction can be determined at this time, the Company is currently contemplating an investment of approximately $600-$700 million to construct this hotel/casino megaresort.

The Company believes that it has ample capital resources, through its existing bank arrangements and its operating cash flows, to meet all of its existing cash obligations, opportunistically repurchase shares and fund its commitments on the projects enumerated above. The Company believes that additional funds could be raised through debt or equity markets, if necessary.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

January 31, (in thousands, except share data)         1997         1996

ASSETS
Current assets
  Cash and cash equivalents                       $   69,516  $   62,704
  Receivables                                         34,434      16,137
  Inventories                                         19,371      20,459
  Prepaid expenses                                    19,951      19,418
  Deferred income tax                                  8,577       7,272
     Total current assets                            151,849     125,990

Property, equipment and leasehold interests,
    at cost, net                                   1,920,032   1,474,684

Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net         385,583     394,518
  Notes receivable                                    36,443      27,508
  Investments in unconsolidated affiliates           214,123     173,270
  Deferred charges and other assets                   21,081      17,533
     Total other assets                              657,230     612,829

     Total assets                                 $2,729,111  $2,213,503

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt               $      379  $      863
  Accounts and contracts payable
    Trade                                             22,658      16,824
    Construction                                      21,144           -
  Accrued liabilities
    Salaries, wages and vacations                     31,847      30,866
    Progressive jackpots                               6,799       8,151
    Advance room deposits                              7,383       7,517
    Interest payable                                   9,004       3,169
    Other                                             30,554      28,142

     Total current liabilities                       129,768      95,532

Long-term debt                                     1,405,897     715,214

Other liabilities
  Deferred income tax                                152,635     148,096
  Other long-term liabilities                          6,439       9,319
     Total other liabilities                         159,074     157,415

     Total liabilities                             1,694,739     968,161

Redeemable preferred stock                            17,631      18,530
Temporary equity                                      44,950           -

Commitments and contingent liabilities

Stockholders' equity
  Common stock $.01-2/3 par value
    Authorized -- 450,000,000 shares
    Issued -- 112,808,337 and 112,795,332 shares       1,880      1,880
  Preferred stock $.01 par value
    Authorized -- 75,000,000 shares                        -          -
  Additional paid-in capital                         498,893    527,205
  Retained earnings                                  984,363    883,630
  Treasury stock (18,749,209 and 9,828,809 shares),
    at cost                                         (513,345)  (185,903)
    Total stockholders' equity                       971,791  1,226,812

    Total liabilities and stockholders' equity    $2,729,111 $2,213,503


The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


Year ended January 31, (in thousands, except share data)
                                           1997      1996      1995
Revenues
  Casino                                 $655,902  $664,772  $612,115
  Rooms                                   294,241   278,807   232,346
  Food and beverage                       210,384   201,385   189,664
  Other                                   146,554   158,534   166,295
  Earnings of unconsolidated affiliates    86,646    45,485     5,459
                                        1,393,727 1,348,983 1,205,879
  Less-complimentary allowances           (59,477)  (49,387)  (35,697)
                                        1,334,250 1,299,596 1,170,182
Costs and expenses
  Casino                                  302,096   275,680   246,416
  Rooms                                   116,508   110,362    94,257
  Food and beverage                       200,722   188,712   177,136
  Other operating expenses                 90,601    92,631   107,297
  General and administrative              227,348   215,083   183,175
  Depreciation and amortization            95,414    93,938    81,109
  Preopening expense                            -         -     3,012
  Abandonment losses                       48,309    45,148         -
                                        1,080,998 1,021,554   892,402
Operating profit before
   corporate expense                      253,252   278,042   277,780
Corporate expense                          31,083    26,669    21,773
Income from operations                    222,169   251,373   256,007
Other income (expense)
  Interest, dividends and
     other income                           5,077     4,022       225
  Interest income and guarantee fees
     from unconsolidated affiliate          6,865     7,517       992
  Interest expense                        (54,681)  (51,537)  (42,734)
  Interest expense from unconsolidated
     affiliates                           (15,567)   (5,616)        -
                                          (58,306)  (45,614)  (41,517)

Income before provision for income tax    163,863   205,759   214,490
Provision for income tax                   63,130    76,861    78,204

Net income                               $100,733  $128,898  $136,286

Earnings per share                          $0.99     $1.33     $1.59


The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31,                         1997     1996      1995
Increase (decrease) in cash
 and cash equivalents (in thousands)

Cash flows from operating activities
  Net income                                $100,733  $128,898 $136,286

  Adjustments to reconcile net income to
   net cash provided by operating activities
      Depreciation and amortization          103,717    98,380   82,753
      Increase in deferred income tax          3,234    18,430   28,160
      Increase in interest payable             5,835       839       53
      Loss on sale of fixed assets            47,301    10,481      768
      Increase in other current assets       (17,742)   (2,821)  (2,902)
      Increase in other current liabilities    7,741     4,818    2,700
      (Increase) decrease in other non-
        current assets                        (3,406)   (4,706)   6,880
      Decrease in other noncurrent
        liabilities                              (65)      (65)     (65)
      Unconsolidated affiliates' earnings
        in excess of distributions           (21,984)   (9,722)  (5,459)

        Total adjustments                    124,631   115,634  112,888

      Net cash provided by operating
        activities                           225,364   244,532  249,174

Cash flows from investing activities
  Capital expenditures                      (585,835) (221,684)(142,667)
  Increase (decrease) in construction
    payables                                  21,144    (1,101) (12,743)
  (Increase) decrease in investments
    in unconsolidated affiliates             (19,204)    1,806  (66,178)
  (Increase) decrease in notes receivable     (8,934)   40,575  (68,083)
  Net cash paid for acquisition of Gold
    Strike Resorts                                 -    (3,929)       -
  Proceeds from sale of equipment and other
    assets                                     3,056     1,353      415
  Other                                       (1,270)        -        -

      Net cash used in investing activities (591,043) (182,980)(289,256)

Cash flows from financing activities
  Proceeds from issuance of senior notes
    and debentures                           499,066         -        -
  Net effect on cash of issuances and
    payments of debt with initial maturities
    of three months or less                   43,850  (101,536)  65,378
  Issuance of debt with initial maturities
    in excess of three months                292,533    32,583        -
  Principal payments of debt with initial
    maturities in excess of three months    (145,392)  (12,852)    (169)
  Exercise of stock options and warrants      28,400    19,114    4,919
  Sale of stock warrants                           -     2,000        -
  Purchase of subsidiary preferred stock      (1,346)        -        -
  Purchases of treasury stock               (341,837)        -  (15,031)
  Other                                       (2,783)    8,079     (361)

  Net cash provided by (used in) financing
   activities                                372,491   (52,612)  54,736

Net increase in cash and cash equivalents      6,812     8,940   14,654

Cash and cash equivalents at beginning
  of year                                     62,704    53,764   39,110

Cash and cash equivalents at end of year     $69,516   $62,704  $53,764

Supplemental cash flow disclosures

Cash paid during the year for
  Interest (net of amount capitalized)       $46,498   $49,330   $41,613
  Income tax                                 $48,043   $55,995   $52,500



The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         Common Stock Issued Additional                       Total
                                                               Paid-in  Retained  Treasury Stockholders'
(in thousands)                            Shares      Amount   Capital  Earnings   Stock      Equity

Balance, January 31, 1994                 96,169      $1,603  $120,135  $618,446 $(180,234)  $  559,950
  Net income                                   -           -         -   136,286         -      136,286
  Exercise of stock options and warrants     272           4     4,825         -        90        4,919
  Treasury stock acquired (535 shares),
   at cost                                     -           -         -         -   (15,031)     (15,031)
Balance, January 31, 1995                 96,441       1,607   124,960   754,732  (195,175)     686,124
  Net income                                   -           -         -   128,898         -      128,898
  Exercise of stock options and warrants      62           1     9,841         -     9,272       19,114
  Issuance of shares in Gold Strike
   acquisition                            16,292         272   388,539         -         -      388,811
  Sale of warrants                             -           -     2,000         -         -        2,000
  Amortization of deferred compensation        -           -     1,865         -         -        1,865
Balance, January 31, 1996                112,795       1,880   527,205   883,630  (185,903)   1,226,812
  Net income                                   -           -         -   100,733         -      100,733
  Exercise of stock options and warrants      13           -    14,005         -    14,395       28,400
  Treasury stock acquired (10,096 shares),
   at cost                                     -           -         -         -  (341,837)    (341,837)
  Purchase of subsidiary preferred stock       -           -      (447)        -         -         (447)
  Sale/purchase of puts and calls              -           -   (44,950)        -         -      (44,950)
  Amortization of deferred compensation        -           -     3,080         -         -        3,080
Balance, January 31, 1997                112,808      $1,880  $498,893  $984,363 $(513,345)  $  971,791

</TABLE)

The accompanying notes are an integral part of these consolidated financial statements.



         CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
Circus Circus Enterprises, Inc. (the "Company") was incorporated
February 27, 1974. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson,
Nevada and a dockside casino in Tunica County, Mississippi. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas
Strip which opened June 21, 1996. (See Note 14 - Investments in
Unconsolidated Affiliates.)

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Material intercompany accounts and transactions have been eliminated.
Investments in 50% or less owned affiliated companies are accounted for under the equity method.

    On November l, 1979, the Company purchased the Slots-A-Fun
Casino in Las Vegas and on February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada. The excess of the purchase price over the fair market value of the net assets acquired amounted to $4.2 million for the purchase of Slots-A-Fun and $9.7 million for the purchase of the Edgewater, and each is being amortized over a period of 40 years. (See also Note 2 -
Acquisition of Gold Strike Resorts.)

CAPITALIZED INTEREST
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended
January 31, 1997, 1996 and 1995, were $16.0 million, $8.6 million and $4.2 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS
At January 31, 1997 and 1996, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

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

DEPRECIATION AND AMORTIZATION
Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:


Buildings and improvements                            15-45 years
Equipment, furniture and fixtures                      3-15 years
Leasehold interests and improvements                   5-16 years


    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $20.9 million and $10.7 million, as of January 31, 1997 and 1996, respectively.







REVENUES AND EXPENSES
Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows:
$37.9 million, $34.5 million and $30.6 million for the fiscal years ended January 31, 1997, 1996 and 1995, respectively. For the three years, approximately 90% of such costs were for food and beverage with the balance for rooms. Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

RECLASSIFICATIONS
The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year.

PREOPENING EXPENSES
Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. These costs are capitalized prior to the opening of the specific project and are charged to expense at the commencement of operations. For the year ended January 31, 1995, preopening expenses amounted to $3.0 million related to the August 29, 1994 opening of Circus
Circus-Tunica.

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

Note 2.  Acquisition of Gold Strike Resorts

On June 1, 1995, the Company completed its acquisition of a group of affiliated entities (collectively "Gold Strike Resorts") in which it acquired two hotel and casino facilities in Jean, Nevada, one in Henderson, Nevada, a 50% interest in a joint venture which owns a riverboat casino and land-based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which owns a major destination resort on the Las Vegas Strip. In exchange for the equity interests in Gold Strike Resorts, the Company issued
16,291,551 shares of its common stock and preferred stock of a subsidiary which was convertible into an additional 793,156 shares of the Company's common stock. (See Note 11 regarding the February
26, 1997 conversion of the preferred stock to common stock.) In addition, the Company paid approximately $12 million in cash, while assuming approximately $165 million of debt. The acquisition has been accounted for by the purchase method of accounting and resulted in a total purchase price of approximately $430 million.
In determining the purchase price of Gold Strike Resorts, the value of the Company's common stock issued was discounted by 30% (due to restrictions on the resale of the common stock issued) from the price quoted on the New York Stock Exchange on May 31, 1995, based on estimates provided by the Company's investment bankers. The purchase price was allocated to assets and liabilities based on their estimated fair values on the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired was approximately $390 million and is being amortized on a straight-line basis over 40 years. The following supplemental cash flow disclosure summarizes the effect on cash of the acquisition of Gold Strike Resorts:






Increase (decrease) in cash and cash equivalents (in thousands)
January 31,                            1997       1996      1995
Acquisition of Gold Strike Resorts
  Current assets, other than cash          -   $  (1,487) $     -
  Property and equipment                   -    (115,708)       -
  Other assets                             -    (484,761)       -
  Current liabilities                      -       9,627        -
  Long-term debt                           -     163,978        -
  Other liabilities                        -      17,081        -
  Subsidiary preferred stock               -      18,530        -
  Stockholders' equity                     -     388,811        -
                                     $     -   $  (3,929) $     -

Note 3.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (in thousands)                     1997         1996
Land and land leases                       $  341,826  $  333,142
Buildings and improvements                  1,436,299   1,107,557
Equipment, furniture and fixtures             554,194     494,091
Leasehold interests and improvements           10,803      10,831
                                            2,343,122   1,945,621

Less - accumulated depreciation
 and amortization                            (526,902)   (490,596)
                                            1,816,220   1,455,025

Construction in progress                      103,812      19,659

                                           $1,920,032  $1,474,684
Note 4.  Long-term Debt

Long-term debt consists of the following:

January 31, (in thousands)                    1997         1996

Amounts due under corporate debt
  program at floating interest rates,
  weighted average of 5.6% and 5.9%         $501,191     $210,188
6.45% Senior Notes due 2006 (net of
  unamortized discount of $396)              199,604            -
7-5/8% Senior Subordinated Debentures
  due 2013                                   150,000      150,000
6-3/4% Senior Subordinated Notes
  due 2003 (net of unamortized
  discount of $103 and $119)                 149,897      149,881
7.0% Debentures due 2036 (net of
  unamortized discount of $160)              149,840            -
6.70% Debentures due 2096 (net of
  unamortized discount of $327)              149,673            -
10-5/8% Senior Subordinated Notes
  due 1997 (net of unamortized
  discount of $7 and $24)                     99,993       99,976
Amounts due under bank credit agree-
  ments at floating interest rates,
  weighted average of 6.3%                         -      100,000
Other notes                                    6,078        6,032
                                           1,406,276      716,077

Less - current portion                          (379)        (863)
                                          $1,405,897     $715,214






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

     In January 1996, the Company renegotiated its $250 million unsecured 364-day facility and its $500 million unsecured reducing revolver, both of which were dated September 30, 1993, as well as a $145 million reducing revolving credit agreement assumed by the
Company upon its acquisition of Gold Strike Resorts in June 1995.
These agreements were replaced by a new $1.5 billion unsecured credit facility (reducing to $1.2 billion on December 31, 1999)
which matures on December 31, 2000 (the "Facility").  The maturity date and reduction date may each be extended for an unlimited number of one-year periods with the consent of the bank group.  The
Facility contains financial covenants regarding minimum net worth, interest charge coverage, total debt and new venture capital expenditures and investments.  The Facility is for general
corporate purposes.  The Company incurs commitment fees of 25 basis points on the unused portion of the Facility.  As of January 31,
1997, the Company had no borrowings under the Facility.   At such
date, the Company had also $501.2 million issued under the
corporate debt program thus reducing, by that amount, the credit available under the Facility for purposes other than repayment of such indebtedness.  The fair value of the debt issued under the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

     In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0%
Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also, in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due
November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1997, the estimated fair value of the 7.0% Debentures was $147.6 million and the estimated fair value of the 6.70% Debentures was $146.8 million, based on their trading prices.

     In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45%
Notes"), with interest payable each February and August.  The 6.45%
Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from this offering were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1997, the estimated fair value of the 6.45% Notes was $189.4 million, based on their trading price.

     In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes (the "6-3/4% Notes") due July
2003 and $150 million principal amount of 7-5/8% Senior
Subordinated Debentures (the "7-5/8% Debentures") due July 2013, with interest payable each July and January. The 6-3/4% Notes, which were discounted to $149.8 million, and the 7-5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1997, the estimated fair value of the 6-3/4% Notes was $146.0 million and the estimated fair value of the 7-5/8% Debentures was $144.8 million, based on their trading prices.

     In June 1990, the Company issued $100 million principal amount of 10-5/8% Senior Subordinated Notes (the "10-5/8% Notes") due June
1997, with interest payable each June and December.  The 10-5/8%
Notes, which were discounted to $99.9 million, are not redeemable prior to maturity and are not subject to any sinking fund
requirements.  Holders of the 10-5/8% Notes may require the Company to repurchase all or any portion of their notes at par upon the occurrence of both a Designated Event (as defined in the indenture)
and a Rating Decline (as defined in the indenture).   As of January
31, 1997, the estimated fair value of the 10-5/8% Notes was $101.7 million, based on their trading price. Although the 10-5/8% Notes are due June 1997, they have been classified as long-term debt because it is the Company's intention to replace the 10-5/8% Notes, when they become due, with borrowings under its corporate debt program.

     The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings.
This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar arrangements. The
Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 8.6%) and receives a variable interest rate (weighted average of approximately 5.5% at January 31, 1997) on $81 million notional amount of "initial" swaps, and pays a variable interest rate of approximately 5.5% at January 31, 1997, and receives a fixed interest rate of approximately 8.2% on $30 million notional amount of a "reversing" swap. The net effect of all such swaps resulted in additional interest expense due to an interest rate differential which, at January 31, 1997, was approximately 1.5% on the total notional amount of the swaps. One of the initial swaps provides for quarterly reductions in the notional amount of up to $1 million. This swap has a current notional amount of $26.5 million, but declines to $22.5 million by its termination date in fiscal 1999. Excluding this swap, the initial swaps have the following termination dates: $29.5 million in fiscal 1999 and $25 million in fiscal 2000. The reversing swap expires in fiscal 2002.

     In addition to the aforementioned swaps, the Company has entered into an interest rate swap with a notional amount of $100 million in which the Company pays a floating rate (5.4% at January
31, 1997 and capped at 6.5%) and receives a fixed interest rate of 4.75%. This swap corresponds in both notional amount and maturity to the Company's 10-5/8% Notes due in 1997. The variable interest rates which the Company pays or receives under the various swaps are based primarily upon the London Interbank Offering Rate
(LIBOR). The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps and the reverse swap are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 1997, it would have had to pay a net amount of approximately $0.8 million based on quoted market values from the various financial institutions holding the swaps.

    As of January 31, 1997, under the Company's most restrictive loan covenants, the Company was restricted as to the payment of dividends or the purchase of its own capital stock in excess of approximately $53 million.

    Required annual principal payments as of January 31, 1997 are as follows:

Year ending January 31, (in thousands)
1998                                                  $      379
1999                                                         356
2000                                                         687
2001                                                     601,435
2002                                                         262
Thereafter                                               803,157
                                                      $1,406,276

Note 5.  Leasing Arrangements

Effective November 1, 1981, the Company entered into an 18-year lease for the premises on which the Silver City Casino in Las Vegas operates. This lease is accounted for as an operating lease. The current monthly base rent of $129,982 is subject to annual increases, calculated using a specified index with a cap based on a specified percentage of annual revenues. The lease also provides for profit participation. The profit participation is the amount by which 50% of defined net income exceeds the adjusted base rent.
There was no profit participation rent due for the three years ended January 31, 1997.






    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule by year of future minimum rental payments required as of January 31, 1997 under these operating leases that have noncancelable lease terms in excess of one year:

Year ending January 31, (in thousands)
1998                                                     $ 3,337
1999                                                       2,814
2000                                                       1,942
2001                                                         644
2002                                                         611
Thereafter                                                 7,272
                                                         $16,620

Rent expense for all leases accounted for as operating leases was as follows:

Year ended January 31,
(in thousands)                         1997      1996       1995
Operating rent expense               $3,869    $3,414     $3,452

Note 6. Income Tax

The components of the provision for income taxes are as follows:

Year ended January 31,
(in thousands)                         1997      1996      1995
Current
     Federal                        $52,695   $57,409   $56,745
     State                              670       810       130
                                     53,365    58,219    56,875

Deferred
     Federal                          5,838    15,588    19,254
     Foreign                          3,927     3,054     2,075
                                      9,765    18,642    21,329

          Total                     $63,130   $76,861   $78,204

    The Company has recognized a tax benefit of $8.0 million, $4.2 million and $1.2 million related to the exercise of stock options and warrants for the fiscal years ended January 31, 1997, 1996 and 1995, respectively. Such amounts reduce the current portion that is actually payable.




    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences. The components of deferred income tax expense are as follows:

Year ended January 31,
(in thousands)                            1997     1996     1995
Additional depreciation
 resulting from the use of
 accelerated methods for tax
 purposes and the straight-line
 method for financial state-
 ment purposes                         $ 7,493  $11,418  $18,598
Effect of writing off preopening
 expenses for financial state-
 ment purposes and amortizing
 over five years for tax purposes        1,253    1,514      861
Difference between book and tax
 basis of assets written off            (8,341)  (2,370)       -
Difference between book and tax
 basis of investments in uncon-
 solidated affiliates                    4,028    3,469        -
Foreign tax credits                      5,075      193        -
Amortization of goodwill                 1,463       82        -
Foreign income                          (1,695)   3,054    2,075
Other, net                                 489    1,282     (205)
                                       $ 9,765  $18,642  $21,329

     The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate is as follows:

Year ended January 31,                    1997     1996     1995
Federal statutory tax rate                35.0%    35.0%    35.0%
Nondeductible goodwill                     2.2      1.1        -
State and foreign income and
 franchise taxes, net of federal
 tax benefits                               .7       .6        -
Nondeductible employee meals                .2       .1       .9
Other, net                                  .4       .6       .6
 Effective tax rate                       38.5%    37.4%    36.5%

     The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 1997 and 1996, under the provisions of Statement of Financial Accounting Standards No. 109, are as follows:

Year ended January 31,
(in thousands)                              1997            1996
Deferred tax liabilities
 Property and equipment                 $134,053        $136,929
 Investments in unconsolidated
  affiliates                              11,444           8,793
 Other                                    12,983           8,739
   Gross deferred tax liabilities        158,480         154,461

Deferred tax assets
 Accrued vacation                          4,490           3,989
 Preopening expense, net of amortization   2,338           3,532
 Other                                     7,594           6,116
   Gross deferred tax assets              14,422          13,637
   Net deferred tax liabilities         $144,058        $140,824







Note 7.  Employee Retirement Plans

Approximately 39% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $9.3 million, $8.4 million and $8.1 million during the years ended January 31, 1997, 1996 and 1995, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee
Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives.
The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $4.0 million, $3.6 million and $3.3 million in the years ended January 31, 1997, 1996 and 1995. Contributions may be funded with the Company's stock or cash. The fiscal 1997, 1996 and 1995 contributions were funded in cash.

Note 8.  Warrants and Stock Options

WARRANTS
In June 1989, the stockholders approved a stock purchase warrant plan enabling the Company to offer warrants to its officers and other key employees to purchase up to 4.5 million shares of the Company's common stock. In accordance with the provisions of such plan, the 4.5 million warrants were subsequently issued in June 1989 at a price of $.17 per warrant, with an exercise price of $14.33 ($.67 per share over the fair market value on the date the warrants were authorized). Each warrant had a term of seven years, with 50% of the warrants becoming exercisable two years from the date of grant and the remaining 50% three years from the date of grant. As of January 31, 1997, all of the warrants had been exercised, including 683,500 shares which were exercised during the year ended January 31, 1997.

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

Summarized information for stock option and warrant plans is as follows:

                                    Year ended January 31,
                             1997             1996                1995
                               Weighted           Weighted          Weighted
                                Average            Average           Average
                               Exercise           Exercise          Exercise
                       Options    Price   Options    Price  Options    Price
Outstanding at be-
  ginning of year.... 8,129,015 $23.88   5,617,954  $20.44  3,796,547 $24.60
Granted..............   360,000  33.46   3,782,500   27.99  6,167,500  23.28
Exercised............(1,188,105) 17.24    (822,924)  18.20   (281,093) 13.02
Cancelled............  (150,850) 27.95    (448,515)  25.88 (4,065,000) 29.15
Outstanding at end
  of year............ 7,150,060 $25.38   8,129,015  $23.88  5,617,954 $20.44

Options and warrants
  exercisable at end
  of year............ 3,459,067 $23.52   2,947,550  $19.86  1,401,164 $16.96
 Options available for
  grant at end of
  year............... 2,361,350          2,570,500          2,630,000






The following table summarizes information about stock options outstanding at January 31, 1997:

                Options Outstanding                       Options Exercisable
                                 Weighted
                                  Average    Weighted               Weighted
    Range of                     Remaining    Average                Average
    Exercise          Number    Contractual  Exercise     Number     Exercise
     Prices         Outstanding  Life (yrs)   Price     Exercisable   Price
$ 8.58 to $15.29        74,010   2.3         $12.68         57,000    $12.96
 21.25 to  21.25     2,886,800   6.4          21.25      2,248,050     21.25
 23.08 to  27.57     1,418,250   8.0          25.58        365,350     25.95
 28.88 to  28.88     2,000,000   5.1          28.88        666,667     28.88
 30.30 to  39.76       771,000   8.6          32.61        122,000     33.85
                     7,150,060   6.6         $25.38      3,459,067    $23.52

In October 1995, the Financial Accounting Standards Board issued Statement of
Financial Accounting Standards No. 123 - Accounting for Stock-Based
Compensation ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995 and provides, among other things, that companies may elect to account for employee stock options using a fair value-based method or continue to apply the intrinsic value-based method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

Under SFAS 123, all employee stock option grants are considered compensatory.
Compensation cost is measured at the date of grant based on the estimated fair value of the options determined using an option pricing model. The model takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the stock, expected dividends on the stock and the risk-free interest rate over the expected life of the option. Under APB 25, generally only stock options that have intrinsic value at the date of grant are considered compensatory. Intrinsic value represents the excess, if any, of the market price of the stock at the grant date over the exercise price of the options. Under both methods, compensation cost is charged to earnings over the period the options become exercisable.

The Company has elected to continue to account for employee stock options under APB 25. Accordingly, no compensation cost has been recognized.

The following table discloses the Company's pro forma net income and net income per share assuming compensation cost for employee stock options had been determined consistent with SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock for the options granted in both 1997 and 1996.

                                           Year ended January 31,
(dollars in thousands, except share data)    1997          1996

Net income
 As reported............................. $100,733       $128,898
 Pro forma...............................   89,911        120,695

Net income per share
 As reported............................. $   0.99       $   1.33
 Pro forma...............................     0.88           1.24

Weighted average assumptions
 Expected stock price volatility.........    42.0%          34.6%
 Risk-free interest rate.................     6.4%           6.2%
 Expected option lives...................   3.0 years     3.0 years
 Estimated fair value of options granted. $  12.14       $  11.96






Because the accounting method prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the compensation cost reflected in the pro forma amounts shown above may not be representative of that to be expected in future years.

Note 9.   Stock Rights

On July 14, 1994, the Company declared a dividend of one Common Stock
Purchase Right (the "Rights") for each share of common stock outstanding at the close of business on August 15, 1994. Each Right entitles the holder to purchase from the Company one share of common stock at an exercise price of $125, subject to certain antidilution adjustments. The Rights become exercisable ten days after the earlier of an announcement that an individual or group has acquired 15% or more of the Company's outstanding common stock or the announcement of commencement of a tender offer for 15% or more of the Company's common stock. Effective April 16, 1996, the Rights Agreement was amended to raise the trigger level from 10% to 15%.

     In the event the Rights become exercisable, each Right (except the Rights beneficially owned by the acquiring individual or group, which become void) would entitle the holder to purchase, for the exercise price, a number of shares of the Company's common stock having an aggregate current market value equal to two times the exercise price. The Rights expire August 15, 2004, and may be redeemed by the Company at a price of $.01 per Right any time prior to their expiration or the acquisition of 15% or more of the Company's common stock. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors and are intended to cause substantial dilution to a person or group that attempts to acquire control of the Company on terms not approved by the Board of Directors.

Note 10.  Share Repurchases

During the year ended January 31, 1997, the Company repurchased 10.1 million shares of its common stock at a cost of $341.8 million. In fiscal 1995, the Company repurchased 0.5 million shares of its common stock at a cost of $15 million.

     The Company has sold put options on 1.4 million shares of its common stock, exercisable on specific dates in fiscal 1998, giving another party the right to sell shares of the Company's common stock at contractually specified prices. The balance in the temporary equity account includes the amount the Company would be obligated to pay if all the put options were exercised. The proceeds from the issuance of the put options were accounted for as additional paid-in capital.

     The Company has also purchased call options on 600,000 shares of its common stock, exercisable at a specific date in fiscal 1998, giving the Company the right to purchase shares of its common stock at a contractually specified price. The cost of the call options was accounted for as an offset to additional paid-in capital.

Note 11.  Redeemable Preferred Stock

In connection with the acquisition of Gold Strike Resorts, New Way, Inc., a wholly owned subsidiary of the Company, issued 1,069,926 shares of $10.00
Cumulative Preferred Stock. Dividends are payable when, as and if declared by the Board of Directors. Each share of preferred stock is exchangeable for approximately 3.9 shares of the Company's common stock, however, no dividends are payable in the event of exchange. In general, the preferred stock is exchangeable by the holder thereof and by the Company on the occurrence of certain events, including a merger of New Way, Inc. into another subsidiary of the Company. The exchange rate is subject to adjustment in the event of certain dilutive events. The preferred stock is subject to mandatory redemption on the fifteenth anniversary of the date of original issuance at a price equal to the liquidation preference ($100) plus all unpaid dividends.
Of the preferred shares issued, 866,640 were issued to another wholly owned subsidiary of the Company.

     During the year ended January 31, 1997, the Company purchased 9,864 shares of the preferred stock for $1.3 million. The price paid by the Company was based on the trading price of the Company's common stock prior to the transaction. On February 26, 1997, New Way, Inc. merged into another subsidiary of the Company and, therefore, the remaining preferred stock was converted into common stock at the above-mentioned exchange rate.








Note 12.  Preferred Stock

The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

Note 13.  Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share assuming full dilution is not presented because the exercise of stock options and the conversion of exchangeable preferred stock would not have a material dilutive effect on the per share amounts. The weighted average number of shares outstanding for the years ended January 31, 1997, 1996 and 1995 were
101.9 million, 97.2 million and 85.8 million, respectively.

Note 14.  Investments in Unconsolidated Affiliates

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

January 31, (in thousands)                     1997         1996
Circus and Eldorado Joint Venture (50%)
 (Silver Legacy, Reno, Nevada)              $ 54,269      $52,917
Windsor Casino Limited (33-1/3%)
 (Casino Windsor, Canada)                          -       11,799
Elgin Riverboat Resort (50%)
 (The Grand Victoria, Elgin, Illinois)        51,174       56,719
Victoria Partners (50%)
 (Monte Carlo, Las Vegas, Nevada)            108,680       51,835
                                            $214,123     $173,270

     In January 1997, the Company transferred its one-third interest in Windsor Casino Limited to the two remaining shareholders for its book value.
In addition, the remaining shareholders assumed the Company's portion of a guarantee of a revolving credit facility established to fund a portion of a permanent hotel/casino.

     The Company's unconsolidated affiliates operate primarily with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 1996 and 1995 is as follows:

(in thousands)                                 1996         1995
Current assets                              $123,965     $ 58,402
Property and other assets, net              $793,260     $650,764
Current liabilities                         $ 99,785     $ 72,416
Long-term debt and other liabilities        $404,047     $324,538
Equity                                      $413,394     $312,212

     Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 1996 and 1995 are as follows:

(in thousands)                                1996          1995
Revenues                                    $560,066     $305,257
Expenses                                    $383,431     $177,108
Operating income                            $176,635     $128,149
Net income                                  $136,355     $119,487








Note 15.  Abandonment Losses

During fiscal 1997, the Company wrote off $48.3 million of various assets.
These write-offs included the special-effects films at Luxor ($12.0 million) which were replaced by IMAX special-format filmed attractions, structural elements being demolished as part of Luxor's remodeling ($12.1 million), and fixtures and equipment at Circus Circus-Las Vegas, Excalibur and Circus
Circus-Tunica being replaced in the course of upgrading and expanding those properties ($16.0 million). The Company also wrote off $8.2 million of costs associated with the demolition of a people mover at Circus Circus-Las Vegas and the removal of the Nile River at Luxor.

     During fiscal 1996, the Company wrote off $45.1 million of costs associated with various assets which were disposed of or whose values had otherwise become impaired. The Company sold its partially completed riverboat gaming facility in Chalmette, Louisiana for $4 million. The
Company had a net investment (including a loan to the other joint venturer) of $35.5 million in this project and thus recognized a loss of $31.5 million on this sale. After reevaluating the New Orleans market, the Company determined that this project could no longer promise a sufficiently high rate of return to meet Company objectives. The Company also wrote off $6.2 million representing the remaining value of the parking garage and people mover at Circus Circus-Reno, $3.7 million for a dismantled monorail system between Luxor and Excalibur, $2.1 million for a dismantled gondola system at Circus Circus-Las Vegas and $1.6 million for miscellaneous other assets.

Note 16.  Commitments and Contingent Liabilities

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado
Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $220 million bank credit agreement (which amended and restated the joint venture's previous $230 million credit agreement), Circus is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined). As of January 31, 1997, the Company had an outstanding loan to the joint venture in the principal amount of $35.1 million at an interest rate of 10%.

     In Tunica County, Mississippi, the Company has commenced construction of a 1,200-room tower addition to its casino which will include remodeling and retheming the property into a more elegant resort under the name Gold Strike
Casino Resort. The estimated cost of this expansion is $125 million, with a projected completion date in December 1997.

     The Company has commenced construction on an entertainment megastore of approximately 3,800 rooms on the site of the Hacienda Hotel and Casino, which ceased operations on December 1 and was imploded on December 31, 1996. The new resort, whose working title is Project Paradise, is slated to open in late 1998 or early 1999. Project Paradise will feature a centerpiece 10-acre tropical environment that will contain, among other attractions, a surfing beach with six-foot waves and a swim-up shark exhibit. Inside, Project
Paradise will offer waterfalls, terraced gardens, mythical statuary and open-air restaurants set amid beautifully crafted environments, including a swan island. In addition to the 3,800 rooms, there are plans for a stand-alone, 400-room Four Seasons Hotel that will connect to the new megastore, providing
Las Vegas visitors with a luxury "five-star" hospitality experience. This hotel, which will be owned by Circus and managed by Four Seasons Regent
Hotels and Resorts, represents the first step pursuant to a cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide. The total cost of this project is currently estimated at $800 million (excluding the cost of the Four Seasons
Hotel).

     The Company has funded the above projects from internal cash flows, project-specific financing or its credit facility, and anticipates that future funding for such projects will be from these sources, including the $1.5 billion credit facility, of which approximately $998.8 million was not drawn as of January 31, 1997.

     The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.








                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Circus Circus Enterprises,
Inc.:

We have audited the accompanying consolidated balance sheets of Circus Circus
Enterprises, Inc. (a Nevada corporation) and subsidiaries as of January 31,
1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circus Circus Enterprises, Inc. and subsidiaries as of January 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



                                            ARTHUR ANDERSEN LLP



Las Vegas, Nevada
February 26, 1997


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







