Form 10-K, Exhibit 13
period 1998-01-31
CIRCUS CIRCUS ENTERPRISES INC
filed 1998-04-30
CIK 725549

Exhibit 13

Management's Discussion and Analysis

FINANCIAL POLICY

A key part of the Company's financial policy is a focus on free cash flow, which represents true economic profit. Free cash flow is the cash remaining after all expenses, including ordinary (or maintenance) reinvestment in the business. Strong free cash flow provides the Company with financial flexibility and the opportunity to pursue a range of options, including sizeable reinvestment in the business, accelerated repayment of indebtedness or cash distributions to shareholders, such as share repurchases. It also means that we have ready access to capital markets at comparatively low rates (Circus has the lowest blended fixed-coupon debt in the industry, along with the longest average maturity). Circus has always been an extraordinary cash generator, producing more than $1 billion in free cash flow over the past five years. For fiscal 1998, our free cash flow on a per share basis was $2.23, more than 120% higher than our earnings per share (prior to write-offs).

FREE CASH FLOW ANALYSIS
Year ended January 31,
(in thousands)                      1998     1997     1996     1995     1994

Income from operations*          $247,152 $276,092 $301,753 $259,019 $217,567
Add noncash expenses
  Depreciation and
   amortization                   129,729  103,717   98,380   82,753   58,965
  Joint venture depreciation       24,357   18,785    6,712        -        -
  Other                               (65)     (65)     (65)     (65)     (65)
Cash generated from
 operations before income tax     401,173  398,529  406,780  341,707  276,467
Cash income taxes                 (37,395) (48,043) (55,995) (52,500) (47,000)
Interest, dividends and
 other income (loss)               15,820   11,941   11,539    1,217     (683)
Proceeds from disposal of assets    8,160    3,056    1,353      415      685
Cash available for repayment
 of debt and reinvestment         387,758  365,483  363,677  290,839  229,469
Scheduled principal and
 interest payments                (99,831) (63,356) (58,018) (45,935) (35,207)
Joint venture scheduled principal
 and interest payments            (25,417) (22,261)  (7,076)       -        -
Ordinary capital expenditures     (50,979) (50,117) (31,936) (29,856) (33,182)
Free cash flow                   $211,531 $229,749 $266,647 $215,048 $161,080

* Before nonrecurring charges.

FISCAL 1998 COMPARED WITH FISCAL 1997

RESULTS OF OPERATIONS

For the year ended January 31, 1998, the Company reported net income of $89.9 million, or $.95 per share, compared to $100.7 million, or $.99 per share, in the prior year. Average shares outstanding totaled 94.9 million as against 101.9 million, reflecting the repurchase of 10.1 million shares of the Company's stock in fiscal 1997.

During fiscal 1998, the Company recognized approximately $8.0 million in costs associated with the resignation of its chairman and $3.4 million in preopening expenses related to the opening of a 1,100-room hotel at its remodeled Gold Strike Casino Resort in Tunica County, Mississippi. Also during the year, the Company recognized a $6.0 million gain on the sale of a company airplane. In the prior year, the Company took one-time asset write-offs totaling $48.3 million, related primarily to construction and remodeling at Luxor and Circus Circus-Las Vegas. The Company also recognized $5.6 million in preopening expenses (reflected in Earnings of Unconsolidated Affiliates) related to the June 21, 1996, opening of Monte Carlo, a 50%-owned joint venture hotel/casino on the Las Vegas Strip. Excluding the effect of these nonrecurring items, earnings per share for fiscal 1998 were $1.01 versus $1.33 in the prior year.

The decline in earnings was due primarily to two factors. The first was lower operating income at Excalibur, which faced significant new competition from New York-New York, Monte Carlo and the expanded Luxor. The second factor was higher interest expense arising from borrowings in the prior year for the expansion projects at Luxor and Circus Circus-Las Vegas. Also negatively affecting results for fiscal 1998 was the closure of the Hacienda Hotel and Casino in December 1996. This property was demolished to make way for the construction of Mandalay Bay, the Company's destination resort currently under construction on the Las Vegas Strip. (See Financial Position and Capital Resources for additional details regarding Mandalay Bay.) Additionally, the Company sold its interest in Windsor Casino Limited in January 1997.

REVENUES

Revenues for fiscal 1998 increased $20.2 million, or 2%, from the prior year. This increase was attributable primarily to Luxor, whose revenues grew $78.2 million, or 34%, on the strength of 1,950 new rooms (however, this comparison is against a prior year when the property's operations were significantly disrupted by construction). Circus Circus-Las Vegas posted an increase in revenues of $11.1 million, or 5%, due to 1,000 new rooms which opened late last year (though this comparison, too, is with a construction-disrupted year).

The Company also benefitted from a full year's contribution from Monte Carlo. This property contributed $34.2 million to the Company's revenues in fiscal 1998 as against $16.6 million in the prior year, when the property was open only seven months. (The Company's share of the operating income of joint ventures is recorded as revenue under Earnings of Unconsolidated Affiliates.) Meanwhile, the Company's 50% interest in Silver Legacy contributed $20.7 million to the Company's revenues in fiscal 1998 versus $12.0 million in fiscal 1997. Effective May 1, 1997, the Company began receiving a priority return on its investment in Silver Legacy representing approximately two-thirds of the joint venture's operating income. Based on current projections, the Company anticipates receiving this priority return for a period of approximately two years.

The above increases were offset by the closure of the Hacienda in December 1996, which had produced $41.6 million in revenues in fiscal 1997, and by lower results at Excalibur, whose revenues decreased $23.4 million, or 8%, from their record level of the prior year.

Casino revenues declined $23.8 million, or 4%, during fiscal 1998. While Luxor's casino revenues grew 22% due to its expansion, this was offset by the closure of the Hacienda and a 10% decrease in casino revenues at Excalibur. Meanwhile, hotel revenues rose $36.4 million, or 12%, due to the additional rooms at Luxor and Circus Circus-Las Vegas versus the prior year. The Company's combined hotel occupancy fell from 94% to 88%, compared with a decline in the overall occupancy in the Las Vegas market from 90% to 86%. Revenues in the Company's other principal revenue centers (food, beverage, amusements and retail) were essentially flat against the prior year.

INCOME FROM OPERATIONS (excluding nonrecurring items)

Income from operations for fiscal 1998 decreased $28.9 million, or 10%, from the prior year. The Company's composite operating margin was 18.2%, compared with 20.6% in fiscal 1997. The principal factor behind this decline was depreciation expense, which was $26.0 million higher in fiscal 1998 due to the expansion projects at Luxor and Circus Circus-Las Vegas that were completed in the prior year. Operating income was also negatively affected by lower results at Excalibur, closure of the Hacienda and sale of the Company's interest in Windsor Casino Limited, which in fiscal 1997 had contributed $9.5 million of operating income to the Company's results. A discussion of operating results by market follows.

Las Vegas

Overall, results at our Las Vegas properties fell below those for the prior year. In particular, Excalibur's operating income declined $23.6 million, or 26%, from its record level in fiscal 1997. The decline was due to increased competition and overall weakness in the Las Vegas market. Despite an approximate 11% increase in Las Vegas hotel rooms, the number of visitors to the city grew by only 3%. The closure of the Hacienda in late 1996 also adversely affected our results, given that this property had produced $6.4 million in operating income in fiscal 1997.

At Luxor, operating income increased $12.3 million, or 33%, mainly because of the 1,950 new rooms placed in service late last year. This property underwent significant remodeling in fiscal 1997, and certain elements of the remodeling extended into fiscal 1998. Work continued on the showroom until its opening in September 1997, and on RA, The Nightclub, until its opening in December 1997. The Company believes this remodeling had a disruptive effect on operations in fiscal 1998, though not to the same extent as in the prior year.

Operating income at Circus Circus-Las Vegas was slightly below that for the prior year despite the addition of 1,000 new rooms. While these new rooms ran at nearly 100% occupancy, additional depreciation expense on the rooms offset much of the benefit. Moreover, the Company believes that many of the guests staying at Circus Circus-Las Vegas are spending a portion of their time visiting the newer megaresorts on the south end of the Las Vegas Strip, and that a number of the guests staying in the new hotel rooms represent former "walk-in" customers who were already established as gaming customers.

Monte Carlo - a joint venture with Mirage Resorts - contributed
$17.6 million more in operating income (as the Company's 50% share) than in fiscal 1997, when the property was open for seven months.

Reno

In Reno, operating income at the 50%-owned Silver Legacy rose 34% over the prior year. The presence of the Women's National Bowling Tournament contributed to the improved results. Furthermore, effective May 1, 1997, Circus began receiving a priority return on its investment representing approximately two-thirds of Silver Legacy's operating income. As a result, Circus's share of Silver Legacy's operating income rose by $8.7 million from the prior year. At Circus Circus-Reno, however, operating income was down approximately $1.0 million, or 9%. The casino at that property underwent significant remodeling for a portion of the summer, which contributed to this decrease.

Laughlin

The Company's two properties in Laughlin (Colorado Belle and Edgewater) produced operating income of $18.1 million as against $25.4 million in the previous year, a decrease of 29%. The Laughlin market continues to suffer the brunt of several competitive challenges, most notably the growth of unregulated Native American casinos. There currently are 37 such casinos in Laughlin's central Arizona and southern California feeder markets. Competition from Las Vegas, in the form of major new themed resorts has also eroded Laughlin's customer base, as have expanded facilities at Primm, Nevada.

Other Markets

In Tunica County, Mississippi, operating income at the recently rechristened Gold Strike Casino Resort declined by $5.6 million, or 67%, during fiscal 1998. The property experienced significant disruption due to a $140 million expansion project which added a 1,100-room hotel and included remodeling and retheming of the casino. The hotel tower and remodeling were completed in early 1998.

Results at Grand Victoria - a cruising gaming vessel in Elgin, Illinois, in which the Company has a 50% interest - were below those for the previous year. The decrease reflected the impact of a full year of additional mandatory contributions to public entities in the city and county that began in June 1996. Furthermore, effective January 1998, the Illinois gaming tax was increased. Based upon last year's gaming revenue, this tax increase is anticipated to reduce the Company's share of operating income by $9-$10 million in the coming year.

Results for fiscal 1998 at the Company's other smaller properties were below those for the prior year.

DEPRECIATION AND AMORTIZATION EXPENSE

In fiscal 1998, depreciation and amortization expense rose $26.0 million, to $129.7 million. This increase stemmed primarily from a full year's depreciation on the expansion and remodeling projects at Luxor and Circus Circus-Las Vegas. For fiscal 1999,
Circus estimates that its depreciation expense will be approximately $137 million.

Depreciation Expense by Property (in millions):

                                   Year ended January 31,
                                     1998          1997
Luxor                              $ 39.5        $ 26.8
Circus Circus-Las Vegas              22.7          17.9
Excalibur                            14.1          12.2
Circus Circus-Reno                    8.5           6.6
Colorado Belle                        4.4           3.8
Edgewater                             4.3           4.3
Gold Strike-Tunica                    6.2           5.1
Other                                30.0          27.0
                                   $129.7        $103.7

INTEREST EXPENSE

In fiscal 1998, interest expense (excluding joint venture interest expense and before capitalized interest) rose $40.2 million to $110.9 million. This increase was due primarily to higher average debt outstanding ($1.6 billion versus $865 million in fiscal 1997) related to the completed expansion projects at Luxor and Circus Circus-Las Vegas; the prior-year share repurchase; the recently completed expansion at Gold Strike-Tunica; and the ongoing construction of Mandalay Bay on the Las Vegas Strip. The increase in interest was partially offset by higher capitalized interest ($22.0 million versus $16.0 million in fiscal 1997) related primarily to the Gold Strike-Tunica and Mandalay Bay projects.

The Company also recorded interest expense related to joint venture projects of approximately $15.6 million in both fiscal
1998 and fiscal 1997. This represents the Company's 50% share of Silver Legacy's and Monte Carlo's interest expense.

TAXES

The Company's effective tax rates for the years ended January 31, 1998 and 1997 were 39.2% and 38.5%. These reflect the federal statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill associated with the June 1995 Gold Strike acquisition, and compensation associated with the resignation of the Company's chairman. For fiscal 1999, the Company estimates that its tax rate will be approximately 39%.

FISCAL 1997 COMPARED WITH FISCAL 1996

RESULTS OF OPERATIONS

Excluding one-time asset write-offs and preopening expenses, earnings per share for fiscal 1997 were $1.33 compared to $1.66 in the previous year. During fiscal 1997, the Company took one-time asset write-offs totaling $48.3 million and recognized $5.6 million in preopening expenses related to the opening of Monte Carlo. In fiscal 1996, the Company took one-time asset write-offs totaling $45.1 million and recognized $5.2 million of preopening expenses related to the opening of Silver Legacy.

The asset write-offs in fiscal 1997 were necessitated by construction and remodeling at Luxor and Circus Circus-Las Vegas, as well as construction and remodeling at the Company's other properties. Write-offs in fiscal 1996 related primarily to a discontinued riverboat project in Chalmette, Louisiana.

The decline in results for fiscal 1997 was due primarily to significant construction disruption at Luxor and Circus Circus-Las Vegas. Luxor added 1,950 new rooms and remodeled extensive portions of the interior. Meanwhile, Circus Circus-Las Vegas added a new 1,000-room hotel tower.

REVENUES

Revenues for fiscal 1997 increased $34.7 million, or 3%, from fiscal 1996. This increase was due primarily to the inclusion of a full 12 months of operations for the properties acquired in the Gold Strike acquisition, compared to eight months of operations in fiscal 1996. The Company acquired the properties (Gold Strike, Nevada Landing, Railroad Pass and Grand Victoria) on June 1, 1995. The Company's 50% ownership in Grand Victoria accounted for the most significant portion of the revenue increase.

INCOME FROM OPERATIONS (excluding nonrecurring items)

Income from operations for fiscal 1997 decreased $25.7 million, or 9%, from the prior year. The decrease in operating income was due principally to construction disruptions at Luxor and Circus
Circus-Las Vegas.

The Company benefitted from a record year at Excalibur and from the June 1996 opening of Monte Carlo (50% owned by Circus), whose results exceeded expectations. The Company also benefitted from a full year's operations at Silver Legacy, a 50/50 joint venture, versus only six months of operations in fiscal 1996 (the property opened on July 28, 1995). However, the above benefits were largely offset by continued lower results at the Company's Laughlin properties and at Circus Circus in Tunica County, Mississippi (subsequently renamed Gold Strike Casino Resort).

DEPRECIATION AND AMORTIZATION EXPENSE

For fiscal 1997, depreciation and amortization expense rose $5.3 million to $103.7 million. This increase came primarily from a full year's amortization of goodwill and additional depreciation expense related to the Gold Strike acquisition in June 1995.

INTEREST EXPENSE

Interest expense for fiscal 1997 (excluding joint venture interest expense and before capitalized interest) rose $10.6 million to $70.7 million. This increase was due primarily to higher average debt outstanding ($865 million versus $715 million in fiscal 1996) related to various construction projects (primarily the new rooms and other improvements at Luxor and Circus Circus-Las Vegas). The Company also repurchased 10.1 million shares of its common stock. The increase in fiscal 1997 interest expense was largely offset by higher capitalized interest ($16.0 million as against $8.6 million in fiscal 1996) related to those same construction projects.

Financial Position and Capital Resources

The Company had cash and cash equivalents of $58.6 million at January 31, 1998, reflecting normal daily operating requirements. The Company's pretax cash flow from operations (before nonrecurring items) was $401.2 million in fiscal 1998 compared to $398.5 million in fiscal 1997 and $406.8 million in fiscal 1996. Pretax cash flow from operations is defined as the Company's income from operations (before nonrecurring items) plus noncash operating expenses (primarily depreciation and amortization).
See Free Cash Flow Analysis on page 25.

The Company used its fiscal 1998 cash flow (in combination with its credit facility) primarily to fund the construction of Mandalay Bay (formerly Project Paradise) in Las Vegas, the construction of the new hotel tower at Gold Strike-Tunica, and other miscellaneous construction projects. During fiscal 1997, the Company used its cash flow (in combination with its credit facility) primarily to fund the construction of the new hotel rooms and related improvements at Luxor and Circus Circus-Las Vegas, as well as the repurchase of 10.1 million shares of its common stock.

Capital Spending

Capital expenditures in fiscal 1998 were $663.3 million compared with $585.8 million in fiscal 1997 and $221.7 million in fiscal 1996. The majority of capital expenditures in fiscal 1998 related to construction at Mandalay Bay ($264.9 million), the construction and remodeling at the Gold Strike-Tunica ($119.8 million), completion of the remaining elements of the Luxor expansion ($116.5 million), various renovation projects at Excalibur ($25.1 million, mainly for expansion of the casino floor and the addition of a wedding chapel and meeting rooms), remodeling of the casino at Circus Circus-Reno ($25.6 million), remodeling of the tower rooms and completion of the expansion at Circus Circus-Las Vegas ($35.2 million), and the addition of a microbrewery and other improvements at the Colorado Belle ($9.8 million).

The majority of the capital expenditures for fiscal 1997 related to the construction of the new hotel towers and other remodeling at Luxor ($323.3 million) and the construction of the new hotel tower and other remodeling at Circus Circus-Las Vegas ($126.7 million).

Credit Facility

On May 23, 1997, the Company amended its unsecured credit facility with its bank group, increasing the size of the facility from $1.5 billion to $2 billion at more favorable terms and pricing. During the year, the Company also increased the size of its commercial paper program from $750 million to $1 billion.
The commercial paper program is backed by the credit facility (see Note 4 of Notes to Consolidated Financial Statements). As of January 31, 1998, Circus had aggregate borrowings of $981 million outstanding under the credit facility and commercial paper program and under the company's most restrictive loan covenants, it could issue additional debt of approximately $160 million. The Company expects to have the terms of its credit facility amended during fiscal 1999, substantially raising its capacity for total debt to meet the added demand for capital during the period when the Company is completing and opening Mandalay Bay.

Joint Ventures

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $230 million bank credit agreement of November 1997(which amended and restated the joint venture's previous $220 million credit agreement), Circus is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined). In November 1997, the joint venture repaid an outstanding loan to the Company in the principal amount of $35.1 million.

New Projects

The Company is constructing a 3,700-room luxury destination resort set on 60 acres just south of Luxor. Mandalay Bay (formerly known by the working title "Project Paradise") is slated to open in the first quarter of fiscal 2000 and will be the third property developed within Circus' Masterplan Mile. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach, a three-quarter-mile lazy river ride and a swim-up shark tank. Inside, Mandalay Bay will offer internationally renowned restaurants, as well as a House of Blues nightclub and restaurant, including its signature Foundation Room sited on Mandalay Bay's rooftop and 100 "music-themed" hotel rooms in Mandalay Bay's towers. The resort will also feature convention facilities and a 30,000-square-foot spa, plus multiple entertainment attractions, including a 12,000-seat arena. The cost of Mandalay Bay is currently estimated at approximately $950 million (excluding land) and as of January 31, 1998, $273.1 million in costs had been incurred for this project.

Within Mandalay Bay and as part of its 3,700 rooms, there will be a Four Seasons Hotel of approximately 400 rooms, which will provide Las Vegas visitors with a luxury "five-star" hospitality experience. This hotel, owned by Circus and managed by Four Seasons Regent Hotels and Resorts, represents the first step pursuant to the Company's cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide.

In fiscal 1997, the Company completed construction of two new hotel towers at Luxor. The towers, designed in ziggurat shapes, added 1,950 rooms to the property, bringing the total rooms base to approximately 4,400. This project also involved substantial remodeling of the property's interior spaces, especially the casino and hotel lobby. The original scope of the remodeling and expansion of Luxor was broadened to include a second hotel lobby, convention space, a redesigned attractions level, a nightclub and microbrewery, a luxury health spa, a new 1,200-seat showroom, and additional restaurants and retail areas. The additional restaurants and retail areas opened in late summer 1997; the showroom, in September 1997; and RA, The Nightclub, in December 1997. The total cost of the expansion was approximately $425 million, all of which had been incurred as of January 31, 1998.

In Tunica County, Mississippi, the Company recently completed construction of a 1,100-room tower addition to its casino, which was also remodeled and rechristened Gold Strike Casino Resort. The remodeled casino opened prior to the Labor Day weekend and the majority of the new rooms were in service by February 1998. The total cost of this expansion is estimated at $140 million. Through January 31, 1998, the Company had incurred costs of $126.2 million for the project.

Also in Mississippi, the Company has announced that it plans to develop a hotel/casino resort on the Mississippi Gulf Coast at the north end of the Bay of St. Louis, near the DeLisle exit on Interstate 10. The planned resort, which will have approximately 1,500 rooms, is estimated to cost $225 million. The Company has received all necessary approvals to commence development. However, these approvals have been challenged in state and federal court, and the Company expects construction to begin only after satisfactory resolution of all legal actions. As the project is presently contemplated, Circus will own 90% of the resort, with a partner contributing land (up to 500 acres) in exchange for the remaining 10% interest.

The Company has completed improvement projects this year.  At
Circus Circus-Reno, the casino was remodeled at a total cost of approximately $28.0 million; and at the Colorado Belle a microbrewery and other improvements were added for approximately
$11.0 million.

The Company has formed a joint venture with the Detroit-based Atwater Casino Group, comprised of numerous Detroit-area business, education, civic and community leaders. Circus will own a 45% equity interest in the proposed project and receive a management fee. On November 21, 1997, the joint venture was selected to be one of three groups permitted to negotiate a development agreement with the city. The negotiations were completed in March 1998, and the development agreement was approved by the city council on April 9, 1998. The joint venture's ability to proceed with the proposed project is contingent upon the receipt of all necessary gaming approvals and satisfaction of other customary conditions. The joint venture is planning a $600 million project, of which the Company expects to contribute $120 million in equity through project-specific financing.

The Company has entered into an agreement with Mirage Resorts to participate in the development of a site located in the Marina District of Atlantic City, New Jersey. As reported by Mirage, the site consists of 181 acres, of which about 125 acres are developable. The site is the subject of an agreement between Mirage and Atlantic City which provides (as reported by Mirage) that the city will convey the site to Mirage in exchange for Mirage's agreeing to develop a hotel/casino thereon and to undertake certain other obligations.

On January 8, 1998, the City of Atlantic City transferred title to the land to a subsidiary of Mirage. Shortly thereafter, Mirage purported to cancel its agreement with the Company, and filed suit to have the agreement declared invalid. The Company has filed its own suit against Mirage seeking, among other things, to enforce the agreement. The Company and Mirage are engaged in settlement discussions to resolve this dispute. However, there can be no assurances as to when or whether a settlement will be reached or whether the Company will prevail in the litigation. In any event, various governmental permits required for the development of the site have not yet been received.

Additionally, as reported by Mirage, an existing Atlantic City hotel/casino operator and others have filed various lawsuits which seek to prevent Mirage's acquisition of the site and construction of road improvements to the site. These lawsuits have the potential to delay or prevent the Company's acquisition of a portion of the site from Mirage and development of a
hotel/casino.   Moreover, in order to proceed, the Company must
obtain the requisite gaming and other approvals (including various governmental permits required for the development of the site) and licenses in New Jersey and various other jurisdictions. (The Company and a wholly owned subsidiary have initiated the gaming application process in New Jersey.) Based upon the contingencies and impediments to this project, there can be no assurances as to whether or when the Company will proceed with the development of a hotel/casino on the site or the magnitude of the Company's investment in any such project.

Other Matters

The Company believes that, through a combination of its credit facility, operating cash flows and ability to raise additional funds through debt or equity markets, it has sufficient capital resources to meet all of its existing cash obligations and fund its commitments on the projects underway.

Market Risk and Derivative Financial Instruments

The Company is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon the Company's variable-rate debt. The Company manages this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. The Company evaluates its exposure to market risk by monitoring interest rates in the marketplace. The Company does not utilize derivative financial instruments for trading purposes.

With respect to derivative financial instruments, the Company manages its exposure to counterparty credit risk by entering into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing the Company's credit facility, which management believes further minimizes the risk of nonperformance.

The Company's derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from interest rate swap agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

The following table provides information about the Company's derivative and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

                          Year ending January 31,
(in millions)       1999    2000   2001   2002    2003  Thereafter   Total

Long-term debt (including current portion)
  Fixed rate        $3.1    $3.5   $0.5   $0.3    $0.2    $803.0    $810.6
  Average interest
   rate              4.9%    5.3%   5.6%   6.7%    6.7%      6.9%      6.9%

  Variable rate        -       -      -      -  $981.3         -    $981.3
  Average interest
   rate                -       -      -      -     5.9%        -       5.9%

Interest rate swaps
  pay fixed       $ 52.0  $ 25.0      -     -        -    $150.0    $227.0
  Average payable
   rate              8.8%    8.1%     -     -        -       5.9%      6.8%
  Average receivable
   rate              5.8%    5.8%     -     -        -       6.3%      6.1%

  Pay floating         -       -      -  $30.0       -         -    $ 30.0
  Average payable
   rate                -       -      -    6.0%      -         -       6.0%
  Average receivable
   rate                -       -      -    8.2%      -         -       8.2%

Year 2000 Compliance

In the past, many computer software programs were written using two digits rather than four to define the applicable year. As a result, date-sensitive computer software may recognize a date using "00" as the year 1900 rather than the year 2000. This is generally referred to as the "Year 2000 Problem". If this situation occurs, the potential exists for computer system failures or miscalculations by computer programs, which could disrupt operations. The Company is conducting a comprehensive review of its computer systems (as well as those of its unconsolidated affiliates) to assess its exposure to the Year 2000 Problem and is already in the process of modifying or replacing those systems that are not Year 2000 compliant. Based upon a preliminary assessment, management believes that the Company's systems are compliant or will be compliant by mid-1999. However, if modifications are not made or not completed within an adequate time frame, the Year 2000 Problem could have a material adverse impact on the operations of the Company. All maintenance and modification costs are being expensed as incurred, while the cost of new hardware or software, when material, is being capitalized and amortized over its expected useful life. The costs associated with Year 2000 compliance have not been, nor are they anticipated to be material to the Company's financial position or results of operations.

Forward-Looking Statements

Certain information included in this report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or written statements made or to be made by the Company) contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include information relating to current expansion projects, plans for future expansion projects and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions, changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations).

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

January 31, (in thousands, except share data)         1998         1997

ASSETS
Current assets
  Cash and cash equivalents                       $   58,631  $   69,516
  Accounts receivable                                 21,714      26,699
  Income tax receivable                               11,926       7,735
  Inventories                                         22,440      19,371
  Prepaid expenses                                    20,281      19,951
  Deferred income tax                                  7,871       8,577
     Total current assets                            142,863     151,849

Property, equipment and leasehold interests,
    at cost, net                                   2,466,848   1,920,032

Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net         375,375     385,583
  Notes receivable                                     1,075      36,443
  Investments in unconsolidated affiliates           255,392     214,123
  Deferred charges and other assets                   21,995      21,081
     Total other assets                              653,837     657,230

     Total assets                                 $3,263,548  $2,729,111

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt               $    3,071  $      379
  Accounts and contracts payable
    Trade                                             22,103      22,658
    Construction                                      40,670      21,144
  Accrued liabilities
    Salaries, wages and vacations                     36,107      31,847
    Progressive jackpots                               7,511       6,799
    Advance room deposits                              6,217       7,383
    Interest payable                                  17,828       9,004
    Other                                             33,451      30,554

     Total current liabilities                       166,958     129,768

Long-term debt                                     1,788,818   1,405,897

Other liabilities
  Deferred income tax                                175,934     152,635
  Other long-term liabilities                          8,089       6,439
     Total other liabilities                         184,023     159,074

     Total liabilities                             2,139,799   1,694,739

Redeemable preferred stock                                 -      17,631
Temporary equity                                           -      44,950

Commitments and contingent liabilities

Stockholders' equity
  Common stock $.01-2/3 par value
    Authorized -- 450,000,000 shares
    Issued -- 113,609,008 and 112,808,337 shares       1,893      1,880
  Preferred stock $.01 par value
    Authorized -- 75,000,000 shares                        -          -
  Additional paid-in capital                         558,658    498,893
  Retained earnings                                1,074,271    984,363
  Treasury stock (18,496,125 and 18,749,209
    shares), at cost                                (511,073)  (513,345)
    Total stockholders' equity                     1,123,749    971,791

    Total liabilities and stockholders' equity    $3,263,548 $2,729,111






























The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year ended January 31,
(in thousands, except share data)
                                           1998      1997      1996
Revenues
  Casino                                 $632,122  $655,902  $664,772
  Rooms                                   330,644   294,241   278,807
  Food and beverage                       215,584   210,384   201,385
  Other                                   142,407   146,554   158,534
  Earnings of unconsolidated affiliates    98,977    86,646    45,485
                                        1,419,734 1,393,727 1,348,983
  Less-complimentary allowances           (65,247)  (59,477)  (49,387)
                                        1,354,487 1,334,250 1,299,596
Costs and expenses
  Casino                                  316,902   302,096   275,680
  Rooms                                   122,934   116,508   110,362
  Food and beverage                       199,955   200,722   188,712
  Other operating expenses                 90,187    90,601    92,631
  General and administrative              232,536   227,348   215,083
  Depreciation and amortization           117,474    95,414    93,938
  Preopening expense                        3,447         -         -
  Abandonment losses                            -    48,309    45,148
                                        1,083,435 1,080,998 1,021,554
Operating profit before
   corporate expense                      271,052   253,252   278,042
Corporate expense                          34,552    31,083    26,669
Income from operations                    236,500   222,169   251,373

Other income (expense)
  Interest, dividends and
     other income                           9,779     5,077     4,022
  Interest income and guarantee fees
     from unconsolidated affiliate          6,041     6,865     7,517
  Interest expense                        (88,847)  (54,681)  (51,537)
  Interest expense from unconsolidated
     affiliates                           (15,551)  (15,567)   (5,616)
                                          (88,578)  (58,306)  (45,614)

Income before provision for income tax    147,922   163,863   205,759
Provision for income tax                   58,014    63,130    76,861

Net income                               $ 89,908  $100,733  $128,898

Basic earnings per share                    $0.95     $0.99     $1.33

Diluted earnings per share                  $0.94     $0.97     $1.30

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31,                         1998     1997      1996
Increase (decrease) in cash
 and cash equivalents (in thousands)

Cash flows from operating activities
  Net income                                $ 89,908  $100,733 $128,898

  Adjustments to reconcile net income to
   net cash provided by operating activities
      Depreciation and amortization          129,729   103,717   98,380
      Increase in deferred income tax         24,005     3,234   18,430
      Increase in interest payable             8,824     5,835      839
      (Gain) loss on sale of fixed assets     (6,519)   47,301   10,481
      Increase in other current assets        (2,605)  (17,742)  (2,821)
      Increase in other current liabilities    6,148     7,741    4,818
      Increase in other noncurrent assets       (785)   (3,406)  (4,706)
      Decrease in other noncurrent
        liabilities                              (65)      (65)     (65)
      Unconsolidated affiliates' earnings
        in excess of distributions           (33,330)  (21,984)  (9,722)

        Total adjustments                    125,402   124,631  115,634

      Net cash provided by operating
        activities                           215,310   225,364  244,532

Cash flows from investing activities
  Capital expenditures                      (663,270) (585,835)(221,684)
  Increase (decrease) in construction
    payables                                  19,526    21,144   (1,101)
  (Increase) decrease in investments
    in unconsolidated affiliates              (8,353)  (19,204)   1,806
  (Increase) decrease in notes receivable     35,368    (8,934)  40,575
  Net cash paid for acquisition of Gold
    Strike Resorts                                 -         -   (3,929)
  Proceeds from sale of equipment and other
    assets                                     8,160     3,056    1,353
  Other                                            -    (1,270)       -

      Net cash used in investing activities (608,569) (591,043)(182,980)

Cash flows from financing activities
  Proceeds from issuance of senior notes
    and debentures                                 -   499,066        -
  Net effect on cash of issuances and
    payments of debt with initial maturities
    of three months or less                  474,355    43,850 (101,536)

  Issuance of debt with initial maturities
    in excess of three months                201,843   292,533   32,583
  Principal payments of debt with initial
    maturities in excess of three months    (290,712) (145,392) (12,852)
  Exercise of stock options and warrants       7,889    28,400   19,114
  Sale (purchase) of stock warrants           (2,000)        -    2,000
  Purchase of subsidiary preferred stock           -    (1,346)       -
  Purchases of treasury stock                 (1,300) (341,837)       -
  Other                                       (7,701)   (2,783)   8,079

  Net cash provided by (used in) financing
   activities                                382,374   372,491  (52,612)

Net increase (decrease) in cash and cash
   equivalents                               (10,885)    6,812    8,940

Cash and cash equivalents at beginning
  of year                                     69,516    62,704   53,764

Cash and cash equivalents at end of year     $58,631   $69,516  $62,704

Supplemental cash flow disclosures

Cash paid during the year for
  Interest (net of amount capitalized)       $77,426   $46,498   $49,330
  Income tax                                 $37,395   $48,043   $55,995























The accompanying notes are an integral part of these consolidated financial statements.


                                       -39-
CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         Common Stock Issued Additional                       Total
                                                               Paid-in   Retained  Treasury Stockholders'
(in thousands)                            Shares      Amount   Capital   Earnings   Stock      Equity
Balance, January 31, 1995                 96,441      $1,607  $124,960   $754,732 $(195,175)    $686,124
  Net income                                   -           -         -    128,898         -      128,898
  Exercise of stock options and warrants      62           1     9,841          -     9,272       19,114
  Issuance of shares in Gold Strike
   acquisition                            16,292         272   388,539          -         -      388,811
  Sale of warrants                             -           -     2,000          -         -        2,000
  Amortization of deferred compensation        -           -     1,865          -         -        1,865
Balance, January 31, 1996                112,795       1,880   527,205    883,630  (185,903)   1,226,812
  Net income                                   -           -         -    100,733         -      100,733
  Exercise of stock options and warrants      13           -    14,005          -    14,395       28,400
  Treasury stock acquired (10,096 shares),
   at cost                                     -           -         -          -  (341,837)    (341,837)
  Purchase of subsidiary preferred stock       -           -      (447)         -         -         (447)
  Sale/purchase of puts and calls              -           -   (44,950)         -         -      (44,950)
  Amortization of deferred compensation        -           -     3,080          -         -        3,080
Balance, January 31, 1997                112,808       1,880   498,893    984,363  (513,345)     971,791
  Net income                                   -           -         -     89,908         -       89,908
  Exercise of stock options and warrants      46           -     4,317          -     3,572        7,889
  Treasury stock acquired (38 shares),
   at cost                                     -           -         -          -    (1,300)      (1,300)
  Conversion of subsidiary preferred stock   755          13    17,618          -         -       17,631
  Sale/purchase of puts and calls              -           -    35,536          -         -       35,536
  Amortization of deferred compensation        -           -     4,294          -         -        4,294
  Purchase of warrants                         -           -    (2,000)         -         -       (2,000)
Balance, January 31, 1998                113,609      $1,893  $558,658 $1,074,271 $(511,073)  $1,123,749

The accompanying notes are an integral part of these consolidated financial statements.

         CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
Circus Circus Enterprises, Inc. (the "Company") was incorporated February 27, 1974. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and in Tunica County, Mississippi. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 11 - Investments in Unconsolidated Affiliates.)

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

CAPITALIZED INTEREST
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 1998, 1997 and 1996, were $22.0 million, $16.0 million and $8.6 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS
At January 31, 1998 and 1997, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

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

DEPRECIATION AND AMORTIZATION
Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:


Buildings and improvements                            15-45 years
Equipment, furniture and fixtures                      3-15 years
Leasehold interests and improvements                   5-16 years


    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $31.1 million and $20.9 million, as of January 31, 1998 and 1997, respectively.

REVENUES AND EXPENSES
Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows:
$45.9 million, $37.9 million and $34.5 million for the fiscal years ended January 31, 1998, 1997 and 1996, respectively. For the three years, approximately 85%-90% of such costs were for food and beverage with the balance for rooms. Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

RECLASSIFICATIONS
The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year.

PREOPENING EXPENSES
Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. These costs are capitalized prior to the opening of the specific project and are charged to expense at the commencement of operations. For the year ended January 31, 1998, preopening expenses amounted to $3.4 million related to the opening of a hotel tower at Gold Strike Casino Resort in Tunica County, Mississippi. In response to a recent accounting pronouncement, the Company will expense preopening costs on future projects as incurred.

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

Note 2.  Acquisition of Gold Strike Resorts

On June 1, 1995, the Company completed its acquisition of a group of affiliated entities (collectively "Gold Strike Resorts") in which it acquired two hotel and casino facilities in Jean, Nevada, one in Henderson, Nevada, a 50% interest in a joint venture which owns a riverboat casino and land-based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which owns a major destination resort on the Las Vegas Strip. In exchange for the equity interests in Gold Strike Resorts, the Company issued 16,291,551 shares of its common stock and preferred stock of a subsidiary which was convertible into an additional 793,156 shares of the Company's common stock. (See Note 9 regarding the February 26, 1997 conversion of the preferred stock to common stock.) In addition, the Company paid approximately $12 million in cash, while assuming approximately $165 million of debt. The acquisition has been accounted for by the purchase method of accounting and resulted in a total purchase price of approximately $430 million. In determining the purchase price of Gold Strike Resorts, the value of the Company's common stock issued was discounted by 30% (due to restrictions on the resale of the common stock issued) from the price quoted on the New York Stock Exchange on May 31, 1995, based on estimates provided by the Company's investment bankers. The purchase price was allocated to assets and liabilities based on their estimated fair values on the date of acquisition. The excess of the purchase price over the fair market value of the net assets acquired was approximately $390 million and is being amortized on a straight-line basis over 40 years. The following supplemental cash flow disclosure summarizes the effect on cash of the acquisition of Gold Strike Resorts:




Increase (decrease) in cash and cash equivalents (in thousands)
Year ended January 31,                 1998       1997      1996
Acquisition of Gold Strike Resorts
  Current assets, other than cash  $     -   $      -  $  (1,487)
  Property and equipment                 -          -   (115,708)
  Other assets                           -          -   (484,761)
  Current liabilities                    -          -      9,627
  Long-term debt                         -          -    163,978
  Other liabilities                      -          -     17,081
  Subsidiary preferred stock             -          -     18,530
  Stockholders' equity                   -          -    388,811
                                   $     -   $      -  $  (3,929)

Note 3.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (in thousands)                     1998         1997
Land and land leases                       $  343,556  $  341,826
Buildings and improvements                  1,798,417   1,436,299
Equipment, furniture and fixtures             618,011     554,194
Leasehold interests and improvements           10,803      10,803
                                            2,770,787   2,343,122

Less - accumulated depreciation
 and amortization                            (624,205)   (526,902)
                                            2,146,582   1,816,220

Construction in progress                      320,266     103,812

                                           $2,466,848  $1,920,032

Note 4.  Long-term Debt

Long-term debt consists of the following:

January 31, (in thousands)                     1998         1997
Amounts due under corporate debt
  program at floating interest rates,
  weighted average of 5.8% and 5.6%          $981,310    $501,191
6.45% Senior Notes due 2006 (net of
  unamortized discount of $352 and $396)      199,648     199,604
7-5/8% Senior Subordinated Debentures
  due 2013                                    150,000     150,000
6-3/4% Senior Subordinated Notes
  due 2003 (net of unamortized
  discount of $87 and $103)                   149,913     149,897
7.0% Debentures due 2036 (net of
  unamortized discount of $146 and $160)      149,854     149,840
6.70% Debentures due 2096 (net of
  unamortized discount of $279 and $327)     149,721     149,673
10-5/8% Senior Subordinated Notes
  due 1997 (net of unamortized
  discount of $7)                                   -      99,993
Other notes                                    11,443       6,078
                                            1,791,889   1,406,276
Less - current portion                         (3,071)       (379)
                                           $1,788,818  $1,405,897

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

     In May 1997, the Company renegotiated its $1.5 billion unsecured credit facility, dated January 29, 1996. This agreement was replaced by a new $2 billion unsecured credit facility which matures on July 31, 2002 (the "Facility"). The maturity date may be extended for an unlimited number of one-year periods with the consent of the bank group. The Facility contains financial covenants regarding total debt and new venture capital expenditures and investments. The Facility is for general corporate purposes. The Company incurs commitment fees (currently 15 basis points) on the unused portion of the Facility. As of January 31, 1998, the Company had no borrowings
under the Facility.   At such date, the Company also had $981.3
million issued under the corporate debt program thus reducing, by that amount, the credit available under the Facility for purposes other than repayment of such indebtedness. The fair value of the debt issued under the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

     In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also, in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1998, the estimated fair value of the 7.0% Debentures was $139.4 million and the estimated fair value of the 6.70% Debentures was $137.4 million, based on their trading prices.

     In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from this offering were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1998, the estimated fair value of the 6.45% Notes was $192.3 million, based on their trading price.

     In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes (the "6-3/4% Notes") due July 2003 and $150 million principal amount of 7-5/8% Senior Subordinated Debentures (the "7-5/8% Debentures") due July 2013, with interest payable each July and January. The 6-3/4% Notes, which were discounted to $149.8 million, and the 7-5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1998, the estimated fair value of the 6-3/4% Notes was $147.6 million and the estimated fair value of the 7-5/8% Debentures was $147.0 million, based on their trading prices.

     In June 1990, the Company issued $100 million principal amount of 10-5/8% Senior Subordinated Notes (the "10-5/8% Notes") due June 1997. The 10-5/8% Notes were redeemed at maturity in June 1997.

     The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps and similar instruments. To the extent the Company employs such financial instruments pursuant to this policy, they are accounted for as hedging instruments. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss in the period of change. Otherwise, gains and losses are not recognized except to the extent that the financial instrument is disposed of prior to maturity. Net interest paid or received pursuant to the financial instrument is included as interest expense in the period.

     The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 6.8%) and receives a variable interest rate (weighted average of approximately 5.8% at January 31, 1998) on $227 million notional amount of "initial" swaps, and pays a variable interest rate of approximately 5.9% at January 31, 1998, and receives a fixed interest rate of approximately 8.2% on $30 million notional amount of a "reversing" swap. The net effect of all such swaps resulted in additional interest expense due to an interest rate differential which, at January 31, 1998, was approximately 0.7%
on the total notional amount of the swaps.   Two of the initial
swaps with a combined notional amount of $150 million provide that the swaps will terminate two business days after any date on which three-month LIBOR is set at or above 9.0% on or after October 15, 2000 for $100 million notional amount and on or after January 15, 2001 for $50 million notional amount. These swaps
otherwise terminate in fiscal 2008.   Excluding these swaps, the
initial swaps have the following termination dates: $52 million in fiscal 1999 and $25 million in fiscal 2000. The reversing swap expires in fiscal 2002.

  The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps and the reverse swap are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 1998, it would have had to pay a net amount of approximately $4.4 million based on quoted market values from the various financial institutions holding the swaps.

    As of January 31, 1998, under the Company's most restrictive loan covenants, the Company was restricted as to the purchase of its own capital stock in excess of approximately $481 million and was restricted from issuing additional debt in excess of approximately $161 million.

    Required annual principal payments as of January 31, 1998 are as follows:

Year ending January 31, (in thousands)
1999                                                  $    3,071
2000                                                       3,481
2001                                                         488
2002                                                         262
2003                                                     981,584
Thereafter                                               803,003
                                                      $1,791,889

Note 5.  Leasing Arrangements

Effective November 1, 1981, the Company entered into an 18-year lease for the premises on which the Silver City Casino in Las Vegas operates. This lease is accounted for as an operating lease. The current monthly base rent of $129,982 is subject to annual increases, calculated using a specified index with a cap based on a specified percentage of annual revenues. The lease also provides for profit participation. The profit participation is the amount by which 50% of defined net income exceeds the adjusted base rent. There was no profit participation rent due for the three years ended January 31, 1998.

    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 1998 under those operating leases that have noncancelable lease terms in excess of one year:

Year ending January 31, (in thousands)
1999                                                     $ 3,409
2000                                                       2,514
2001                                                       1,220
2002                                                         902
2003                                                         803
Thereafter                                                 7,551
                                                         $16,399

Rent expense for all leases accounted for as operating leases was as follows:

Year ended January 31,
(in thousands)                         1998      1997       1996
Operating rent expense               $3,211    $3,869     $3,414

Note 6. Income Tax

The components of the provision for income taxes are as follows:

Year ended January 31,
(in thousands)                         1998      1997      1996
Current
     Federal                        $36,980   $52,695   $57,409
     State                              491       670       810
                                     37,471    53,365    58,219

Deferred
     Federal                         20,543     5,838    15,588
     Foreign                              -     3,927     3,054
                                     20,543     9,765    18,642

          Total                     $58,014   $63,130   $76,861

    The Company has recognized a tax benefit of $0.9 million, $8.0 million and $4.2 million related to the exercise of stock options and warrants for the fiscal years ended January 31, 1998, 1997 and 1996, respectively. Such amounts reduce the current portion that is actually payable.

    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences.
The components of deferred income tax expense are as follows:

Year ended January 31,
(in thousands)                            1998     1997     1996
Additional depreciation
 resulting from the use of
 accelerated methods for tax
 purposes and the straight-line
 method for financial state-
 ment purposes                         $14,089  $ 7,493  $11,418
Effect of writing off preopening
 expenses for financial state-
 ment purposes and amortizing
 over five years for tax purposes        1,281    1,253    1,514
Difference between book and tax
 basis of assets written off               327   (8,341)  (2,370)
Difference between book and tax
 basis of investments in uncon-
 solidated affiliates                    5,730    4,028    3,469
Foreign tax credits                          -    5,075      193
Amortization of goodwill                     2    1,463       82
Foreign income                               -   (1,695)   3,054
Other, net                                (886)     489    1,282
                                       $20,543  $ 9,765  $18,642

     The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate is as follows:



Year ended January 31,                    1998     1997     1996
Federal statutory tax rate                35.0%    35.0%    35.0%
Nondeductible goodwill                     2.4      2.2      1.1
Nondeductible compensation                 2.2        -        -
State and foreign income and
 franchise taxes, net of federal
 tax benefits                               .2       .7       .6
Other, net                                 (.6)      .6       .7
Effective tax rate                        39.2%    38.5%    37.4%

The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 1998 and 1997, under the provisions of Statement of Financial Accounting
Standards No. 109, are as follows:

Year ended January 31,
(in thousands)                              1998            1997
Deferred tax liabilities
 Property and equipment                 $152,069        $134,053
 Investments in unconsolidated
  affiliates                              19,766          11,444
 Other                                    12,632          12,983
   Gross deferred tax liabilities        184,467         158,480

Deferred tax assets
 Accrued vacation                          5,107           4,490
 Outstanding chips and tokens              2,060           1,900
 Preopening expense, net of amortization     838           2,338
 Other                                     8,399           5,694
   Gross deferred tax assets              16,404          14,422
   Net deferred tax liabilities         $168,063        $144,058

Note 7.  Employee Retirement Plans

Approximately 38% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $9.9 million, $9.3 million and $8.4 million during the years ended January 31, 1998, 1997 and 1996, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $4.2 million, $4.0 million and $3.6 million in the years ended January 31, 1998, 1997 and 1996. Contributions are funded with cash.

Note 8.  Stock Options

The Company has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options, performance shares and restricted stock relating to the Company's common stock. The stock options are generally exercisable in one or more installments beginning not less than six months after the grant date.
                                   -47-

Summarized information for stock option plans is as follows:

                                    Year ended January 31,
                             1998             1997                1996
                             Weighted           Weighted          Weighted
                                Average            Average           Average
                               Exercise           Exercise          Exercise
                       Options    Price   Options    Price  Options    Price
Outstanding at be-
  ginning of year.... 7,178,560  $25.42  8,129,015  $23.88  5,617,954 $20.44
Granted..............   550,000   23.55    360,000   33.46  3,782,500  27.99
Exercised............  (341,005)  20.75 (1,188,105)  17.24   (822,924) 18.20
Cancelled............(2,272,300)  29.02   (122,350)  26.13   (448,515) 25.88
Outstanding at end
  of year............ 5,115,255  $23.93  7,178,560  $25.42  8,129,015 $23.88

Options exercisable
  at end of year..... 3,341,248 $22.54   3,459,067  $23.52  2,947,550 $19.86
 Options available for
  grant at end of
  year............... 2,055,150          2,332,850          2,570,500

The following table summarizes information about stock options outstanding at January 31, 1998:

                Options Outstanding                       Options Exercisable
                                 Weighted
                                Average    Weighted               Weighted
    Range of                     Remaining    Average                Average
    Exercise          Number    Contractual  Exercise     Number     Exercise
     Prices         Outstanding  Life (yrs)   Price     Exercisable   Price
$ 8.58 to $15.29        43,005   1.45        $13.16         34,500    $13.51
 21.19 to  21.25     2,713,350   5.95         21.25      2,588,350     21.25
 23.08 to  26.50     1,643,900   7.86         25.11        477,400     25.43
 28.50 to  31.00       295,000   7.59         30.44        103,666     30.46
 32.83 to  34.00       420,000   7.84         33.17        137,332     33.04
                     5,115,255   6.77        $23.93      3,341,248    $22.54

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 - Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995 and provides, among other things, that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

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

The following table discloses the Company's pro forma net income and net income per share assuming compensation cost for employee stock options had been determined consistent with SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock for the options granted in both 1998 and 1997.

                                           Year ended January 31,
(dollars in thousands, except share data)    1998          1997

Net income
 As reported............................. $ 89,908       $100,733
 Pro forma...............................   82,334         89,911

Net income per share (basic)
 As reported............................. $   0.95       $   0.99
 Pro forma...............................     0.87           0.88

Weighted average assumptions
 Expected stock price volatility.........    37.7%          42.0%
 Risk-free interest rate.................     5.7%           6.4%
 Expected option lives (years)...........     3.5            3.0
 Estimated fair value of options granted. $   8.06       $  12.14


Because the accounting method prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the compensation cost reflected in the pro forma amounts shown above may not be representative of that to be expected in future years.

Note 9.   Stock Related Matters

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

     During the year ended January 31, 1998, the Company repurchased 38,486 shares of its common stock at a cost of $1.3 million. In fiscal 1997, the Company repurchased 10.1 million shares of its common stock at a cost of $341.8 million.

     During the year ended January 31, 1998, the Company elected to settle, for cash, outstanding put options on 2.0 million shares of its common stock and call options on 600,000 shares of common stock. The net cost to the Company was $9.4 million. The put and call options were entered into as a complement to the Company's overall share repurchase program.

     In connection with the acquisition of Gold Strike Resorts, New Way, Inc., a wholly owned subsidiary of the Company, issued 1,069,926 shares of $10.00 Cumulative Preferred Stock. Of the preferred shares issued, 866,640 were issued to another wholly owned subsidiary of the Company. During the year ended January 31, 1997, the Company purchased 9,864 shares of the preferred stock for $1.3 million. The price paid by the Company was based on the trading price of the Company's common stock prior to the transaction. On February 26, 1997, New Way, Inc. merged into another subsidiary of the Company and, therefore, the remaining preferred stock was converted into 754,666 shares of common stock.

     The Company is authorized to issue up to 75 million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. No preferred stock has yet been issued.

Note 10.  Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 - Earnings Per Share ("SFAS 128"). SFAS 128 is effective for periods ending after December 15, 1997 and replaces earnings per share as previously reported with "basic", or undiluted earnings per share, and "diluted" earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, while diluted earnings per share reflects the additional dilution for all potentially dilutive securities, such as stock options. In the years ended January 31, 1997 and 1996, convertible subsidiary preferred stock was assumed to be converted upon issuance on June 1, 1995.

     The Company adopted the provisions of SFAS 128 for its fiscal year ended January 31, 1998, and all previously reported earnings per share amounts have been restated. The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.


Year ended January 31,
(in thousands, except share data)         1998     1997     1996

Net income                             $89,908 $100,733 $128,898
Weighted average shares out-
 standing used in computation
 of basic earnings per share            94,943  101,896   97,214
Stock options                              309    1,405    1,123
Subsidiary preferred stock                   -      783      533
Weighted average shares out-
 standing used in computation
 of diluted earnings per share          95,252  104,084   98,870

Basic earnings per share                 $0.95    $0.99    $1.33

Diluted earnings per share               $0.94    $0.97    $1.30

Note 11.  Investments in Unconsolidated Affiliates

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

January 31, (in thousands)                     1998         1997

Circus and Eldorado Joint Venture (50%)

 (Silver Legacy, Reno, Nevada)              $ 64,407      $54,269
Elgin Riverboat Resort (50%)

 (Grand Victoria, Elgin, Illinois)            44,759       51,174
Victoria Partners (50%)

 (Monte Carlo, Las Vegas, Nevada)            139,958      108,680
Detroit Entertainment (45%)
 (Proposed Hotel/Casino, Detroit, Michigan)    6,268            -
                                            $255,392     $214,123

     The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 1997 and 1996 is as follows:

(in thousands)                                 1997         1996

Current assets                              $ 85,437     $123,965
Property and other assets, net               763,479      793,260
Current liabilities                           76,496       99,785
Long-term debt and other liabilities         329,275      404,047
Equity                                       443,145      413,394

     Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 1997 and 1996 are as follows:

(in thousands)                                1997          1996

Revenues                                    $661,884     $560,066
Expenses                                     473,357      383,431
Operating income                             188,527      176,635
Net income                                   157,872      136,355

Note 12.  Abandonment Losses

During fiscal 1997, the Company wrote off $48.3 million of various assets. These write-offs included the special-effects films at Luxor ($12.0 million) which were replaced by IMAX special-format filmed attractions, structural elements being demolished as part of Luxor's remodeling ($12.1 million), and fixtures and equipment at Circus Circus-Las Vegas, Excalibur and Gold Strike-Tunica being replaced in the course of upgrading and expanding those properties ($16.0 million). The Company also wrote off $8.2 million of costs associated with the demolition of a people mover at Circus Circus-Las Vegas and the removal of the Nile River at Luxor.

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

Note 13.  Commitments and Contingent Liabilities

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $230 million bank credit agreement of November 1997 (which amended and restated the joint venture's previous $220 million credit agreement), Circus is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined). In November 1997, the joint venture repaid an outstanding loan to the Company in the principal amount of $35.1 million.

     In Tunica County, Mississippi, the Company recently completed construction on a 1,100-room tower addition to its casino, which was also remodeled and rechristened Gold Strike Casino Resort. The remodeled casino opened prior to the Labor Day weekend and the majority of the new rooms were in service by February 1998. The total cost of this expansion is estimated at $140 million, and through January 31, 1998, the Company had incurred $126.8 million for this project.

     The Company is constructing a 3,700-room luxury destination resort set on 60 acres just south of Luxor. Mandalay Bay (formerly known by the working title "Project Paradise") is slated to open in the first quarter of fiscal 2000 and will be the third property developed within Circus' Masterplan Mile. Mandalay Bay's attractions will include an 11-acre tropical lagoon featuring a sand-and-surf beach, a three-quarter mile lazy river ride and a swim-up shark tank. Inside, Mandalay Bay will offer internationally renowned restaurants, as well as a House of Blues nightclub and restaurant, including its signature Foundation Room sited on Mandalay Bay's rooftop and 100 "music-themed" hotel rooms in Mandalay Bay's towers. The resort will also feature convention facilities and a 30,000-square-foot spa, plus multiple entertainment attractions, including a 12,000-seat arena. The cost of Mandalay Bay is currently estimated at approximately $950 million (excluding land) and as of January 31, 1998, $273.1 million in costs had been incurred for this project.


     Within Mandalay Bay and as part of its 3,700 rooms, there will be a Four Seasons Hotel of approximately 400 rooms, which will provide Las Vegas visitors with a luxury "five-star" hospitality experience. This hotel, owned by Circus and managed by Four Seasons Regent Hotels and Resorts, represents the first step pursuant to the Company's cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide.

     The Company has funded the above projects from internal cash flows, project-specific financing or its credit facility, and anticipates that future funding for such projects will be from these sources, including the $2.0 billion credit facility, of which approximately $981.3 million was utilized as of January 31, 1998.

     The Company is a defendant in various pending litigation.
In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of Circus Circus
Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Circus Circus Enterprises, Inc. (a Nevada corporation) and subsidiaries as of January 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circus Circus Enterprises, Inc. and subsidiaries as of January
31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended
January 31, 1998, in conformity with generally accepted accounting principles.



                                            ARTHUR ANDERSEN LLP



Las Vegas, Nevada
February 27, 1998


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