Form 10-K405, Exhibit 13
period 1999-01-31
CIRCUS CIRCUS ENTERPRISES INC
filed 1999-05-03
CIK 725549

                                                                  EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL POLICY

A key part of the Company's financial policy is a focus on free cash flow, which represents true economic profit. Free cash flow is the cash remaining after all expenses, including ordinary (or maintenance) reinvestment in the business. Strong free cash flow provides the Company with financial flexibility and the opportunity to pursue a range of options, including sizeable reinvestment in the business, accelerated repayment of indebtedness or cash distributions to shareholders, such as share repurchases. Strong free cash flow also ensures ready access to capital markets at comparatively low rates. Circus has always been an extraordinary cash generator, producing more than $1.1 billion in free cash flow over the past five years. For fiscal 1999, our free cash flow on a per share basis was $2.34, almost 2 1/2 times higher than our earnings per share (prior to nonrecurring items).


FREE CASH FLOW ANALYSIS
Year ended January 31,
(in thousands)                        1999        1998        1997        1996        1995
-----------------------             --------    --------    --------   --------     --------
Income from operations*             $249,279    $247,152    $276,092   $301,753     $259,019
Add noncash expenses
  Depreciation and
   amortization                      142,141     129,729     103,717     98,380       82,753
  Joint venture depreciation          24,490      24,357      18,785      6,712           --
  Other                                  (65)        (65)        (65)       (65)         (65)
                                    --------    --------    --------   --------     --------
Cash generated from
 operations before income tax        415,845     401,173     398,529    406,780      341,707
Cash income taxes                    (18,770)    (37,395)    (48,043)   (55,995)     (52,500)
Interest, dividends and
 other income                          5,852      15,820      11,941     11,539        1,217
Proceeds from disposal of assets       5,788       8,160       3,056      1,353          415
                                    --------    --------    --------   --------     --------
Cash available for repayment
 of debt and reinvestment            408,715     387,758     365,483    363,677      290,839
Scheduled principal and
 interest payments                  (131,468)    (99,831)    (63,356)   (58,018)     (45,935)
Joint venture scheduled principal
 and interest payments               (16,087)    (25,417)    (22,261)    (7,076)          --
Ordinary capital expenditures        (40,035)    (50,979)    (50,117)   (31,936)     (29,856)
                                    --------    --------    --------   --------     --------
Free cash flow                      $221,125    $211,531    $229,749   $266,647     $215,048
                                    ========    ========    ========   ========     ========

* Before nonrecurring items.

Furthermore, the Company estimates that its annual maintenance capital spending will be in the range of $40-$60 million over the next three years, well below its estimated annual depreciation expense of approximately $180 million. This difference alone, before the impact of positive operating results, translates to as much as $1.00 per share in free cash flow.

Graph

Description: Depicts Circus Circus' free cash flow per share for the fiscal years ended January 31, 1999 and 1998 and an estimate for fiscal 2000.

                           Free Cash Flow
                             Per Share
                           --------------
         1998                  $2.23
         1999                  $2.34
         2000(e)               $3.08

The Company estimates that its cost of capital, blended for the amounts of debt and equity used to finance the business, is approximately 9%. Achieving rates of return on invested capital that trend above this cost is the Company's primary goal when it evaluates new projects or reinvests in its existing resorts. Traditionally, the Company has employed leverage as a technique for lowering its overall cost of capital and raising returns to shareholders (since debt is considerably cheaper than equity). While the Company's financial flexibility remains intact, it intends, over the next three years, to reduce leverage and increase cash flow coverage of total debt service, which should restore the strong credit ratings of its recent past. Currently, the Company has no significant mandatory principal repayments for three years and expects to refinance any then-maturing debt beyond those dates.

ROIC Graph

Description: Depicts Circus Circus' five-year average return on invested capital (ROIC) of 12% compared to our weighted average cost of capital of 9%. The difference between ROIC and our cost of capital is the value creation to our shareholders.

EBITDA

Companies frequently refer to operating cash flow, or EBITDA, as a benchmark of earning power. The following table shows the amounts of EBITDA (earnings before interest, taxes, depreciation and amortization) for the Company's wholly owned properties and its joint venture properties.

EBITDA by property (in millions):

                                                    Year ended January 31,
                                                    ----------------------
                                                      1999           1998
                                                    -------        -------
Luxor                                               $  97.6        $  89.4
Excalibur                                              74.2           80.0
Circus Circus-Las Vegas/Slots-A-Fun/Silver City        55.9           51.8
Colorado Belle/Edgewater                               29.1           26.8
Gold Strike-Tunica                                     26.0            9.0
Circus Circus-Reno                                     24.3           18.9
Gold Strike/Nevada Landing/Railroad Pass               19.2           17.2
Monte Carlo*                                           83.5           90.4
Grand Victoria*                                        76.9           96.8
Silver Legacy*                                         47.1           49.6


(*) Amounts represent 100% of this joint venture property, of which the Company is a 50% owner.

FISCAL 1999 COMPARED WITH FISCAL 1998

RESULTS OF OPERATIONS

For the year ended January 31, 1999, the Company reported net income of $85.2 million, or $.90 per share, compared to $89.9 million, or $.95 per share, in the prior year. During fiscal 1999, the Company recorded a charge to corporate expense of $6.5 million for political campaign costs associated with Proposition 5 in California, while in the prior year, the Company recognized approximately $8.0 million in costs associated with the resignation of its chairman and $3.4 million in preopening expenses related to a new 1,100-room hotel at its remodeled Gold Strike Casino Resort in Tunica County, Mississippi. Also during fiscal 1998, the Company recognized a $6.0 million gain on the sale of a company airplane. Excluding the effect of these nonrecurring items, earnings per share for fiscal 1999 were $.94 versus $1.01 in the prior year. The decrease reflects higher net interest expense due to higher average borrowings, as well as lower interest income due to a $35.1 million note receivable from Silver Legacy which was redeemed in the prior year.

REVENUES

Revenues for fiscal 1999 increased $125.3 million, or 9%, from the prior year. All of the Company's wholly owned properties posted increases in revenues, with the exception of Excalibur, whose revenues declined less than one percent. The primary contributors to the increase were Gold Strike-Tunica, Luxor and Circus Circus-Las Vegas. At Gold Strike-Tunica, the completion of an 1,100-room hotel tower in the first quarter contributed to a $63.1 million, or 133%, revenue increase at that property. Luxor achieved a revenue increase of $45.2 million, or 15%; the property benefitted from a new national advertising campaign, an increase in the amount of high-budget play in the casino and the opening of a new 1,200-seat showroom in the third quarter of the prior year. Revenues at Circus Circus-Las Vegas rose $14.1 million, or 6%, driven by increased contributions from the hotel department (rooms were being remodeled in the prior year) and the food and beverage department (due to selective price increases).

The above revenue increases were partially offset by reduced -- contributions from the Company's joint venture properties. The Company's share of the operating income of joint ventures -- which is recorded as revenue under Earnings of Unconsolidated Affiliates -- declined $15.0 million from fiscal 1998. The decline was due primarily to Grand Victoria, a 50%-owned riverboat casino in Elgin, Illinois. A January 1998 hike in the maximum tax rate on casino revenues in Illinois to 35% from 20% was responsible for the $10.3 million, or 23%, decrease in Grand Victoria's contribution.

Casino revenues increased $77.8 million, or 12%, during fiscal 1999. For the reasons mentioned above, Gold Strike-Tunica, with a 106% increase, and Luxor, with a 16% increase, were the primary drivers of the overall growth in casino revenues. Meanwhile, hotel revenues rose $25.0 million, or 8%, due to the addition of the 1,100-room tower at Gold Strike-Tunica and to higher room and occupancy rates at Luxor. Revenues in the Company's other revenue centers (principally food, beverage, amusements, retail and entertainment) rose $59.3 million, or 17%, due to a combination of increased business and selective price increases, particularly for food and beverage.

INCOME FROM OPERATIONS (excluding nonrecurring items)

Income from operations for fiscal 1999 increased $2.1 million, or 1%, from the prior year. The Company's composite operating margin was 16.8%, compared to 18.2% in fiscal 1998. Income from operations for the first quarter decreased $21.6 million from the prior year; then, over the next three quarters, it rose $23.7 million, as the Company started to reap the benefits of its larger capacity, product advertising and player marketing efforts. A discussion of operating results by market follows.

Las Vegas

Overall, results at our Las Vegas properties were even with those for the prior year. Increases at Luxor and Circus Circus-Las Vegas, which occurred largely in the second half of the year, were offset by declines at Excalibur and Monte Carlo.

At Luxor, operating income increased $5.8 million, or 12%, mainly because of the aforementioned national advertising campaign and an increase in the amount of high-budget play in the casino. Operating income at Circus Circus-Las Vegas grew by $3.1 million, or 12%, due to higher contributions from the hotel department and the food department. In the hotel department, remodeling work carried out in fiscal 1998 led to a 6% increase in the number of rooms available in fiscal 1999. In the food department, prices were increased selectively without impacting the number of customers served.

While Luxor and Circus Circus-Las Vegas were able to achieve higher operating income in the extremely competitive Las Vegas market, Excalibur and Monte Carlo were unable to sustain the levels of the prior year. Operating income at Excalibur decreased $6.6 million, or 10%, while the Company's contribution from the 50%-owned Monte Carlo decreased $3.6 million, or 10%. Both properties incurred higher marketing and promotional expenses while revenues hovered near the prior year's levels.

Reno

In Reno, Circus Circus posted a $1.8 million, or 18%, increase in operating income over the prior year. Contributing to this strong year-to-year comparison was the fact that in fiscal 1998, the casino underwent remodeling during the middle of the year and business was affected by severe weather in the latter part of the year. Meanwhile, the Company's share of operating income from Silver Legacy declined by $0.9 million, or 4%, in fiscal 1999. Although the Company owns 50% of Silver Legacy, it currently receives approximately two-thirds of Silver Legacy's operating income as a priority return on its investment. The 4% decrease recorded by Circus occurred even though this priority allocation was in effect for all of fiscal 1999 versus nine months in fiscal 1998. Based upon current projections, the Company anticipates that this priority return will continue approximately two years beyond fiscal 1999, but will gradually decrease from the current two-thirds allocation to a 50% allocation.

Laughlin

The Company's two properties in Laughlin -- Colorado Belle and Edgewater --reported a combined increase in operating income of $1.6 million, or 9%, from the prior year. While the region continues to suffer from difficult competitive challenges, particularly the unregulated Native American casinos in Laughlin's prime central Arizona and southern California feeder markets, the two properties posted their first increase in operating income on a year-to-year basis since fiscal 1993. This improvement stemmed from a combination of casino marketing efforts and reduced costs.

Other Markets

At Gold Strike, in Tunica County, Mississippi, operating income more than quadrupled during fiscal 1999, to $12.1 million. The addition of an 1,100-room hotel tower and a complete remodeling of the property into a resort, which were completed in early 1998, drove the increase in operating income.

As mentioned above, the results at the 50%-owned Grand Victoria were negatively affected by a substantial increase in the tax rate on casino revenues in Illinois.

Results for fiscal 1999 at the Company's other, smaller properties exceeded those for the prior year.

The lease for the Silver City Casino, which the Company operates in Las Vegas, expires at the end of October 1999. The Company does not plan to renew this lease and will thus cease operations at that property. Silver City generated a slight loss from operations in fiscal 1999.

DEPRECIATION AND AMORTIZATION

In fiscal 1999, depreciation and amortization expense rose $12.4 million, to $142.1 million. This increase derived primarily from the new hotel tower at Gold Strike-Tunica, and from a full year's depreciation on the improvements at Circus Circus-Reno. For fiscal 2000, Circus estimates that its depreciation expense will be approximately $180 million, the increase reflecting the addition of Mandalay Bay.

Depreciation expense by property (in millions):

                                        Year ended January 31,
                                        ----------------------
                                           1999        1998
                                         -------     -------
            Luxor                        $  41.8     $  39.5
            Excalibur                       15.0        14.1
            Circus Circus-Las Vegas         23.4        22.7
            Colorado Belle/Edgewater         9.5         8.7
            Gold Strike-Tunica              14.0         6.2
            Circus Circus-Reno              12.0         8.5
            Other                           26.4        30.0
                                         -------     -------
                                         $ 142.1     $ 129.7
                                         =======     =======

INTEREST EXPENSE

In fiscal 1999, interest incurred (excluding joint venture interest expense and before capitalized interest) rose $30.2 million to $141.1 million. The year saw higher average debt outstanding ($2.0 billion versus $1.6 billion in fiscal 1998) mainly related to the construction of Mandalay Bay. The increase in interest incurred was partially offset by higher capitalized interest ($45.5 million versus $22.0 million in fiscal 1998), also largely associated with the construction of Mandalay Bay.

The Company recorded interest expense related to joint venture projects of approximately $12.3 million in fiscal 1999 versus $15.6 million in fiscal 1998. These amounts represent the Company's 50% share of Silver Legacy's and Monte Carlo's interest expense.

TAXES

The Company's effective tax rates for the years ended January 31, 1999 and 1998 were 39.5% and 39.2%. These rates reflect the federal statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill associated with the June 1995 Gold Strike acquisition. For fiscal 2000, the Company estimates its effective tax rate will be approximately 39%.

FISCAL 1998 COMPARED WITH FISCAL 1997

RESULTS OF OPERATIONS

Excluding nonrecurring items and preopening expenses, earnings per share for fiscal 1998 were $1.01 compared to $1.33 in the previous year. During fiscal 1998, the Company recognized approximately $8.0 million in costs associated with the resignation of its chairman and $3.4 million of preopening expenses related to a new 1,100-room hotel at its remodeled Gold Strike-Tunica. The Company also recognized a $6.0 million gain on the sale of a company airplane. During fiscal 1997, the Company took one-time asset write-offs totaling $48.3 million that were related to construction and remodeling at Luxor and Circus Circus-Las Vegas. In addition, it recognized $5.6 million in preopening expenses for Monte Carlo.

The decline in earnings in fiscal 1998 was due primarily to two factors. The first was lower operating income at Excalibur, which faced significant new competition from New York-New York, Monte Carlo and the expanded Luxor. The second factor was higher interest expense arising from borrowings in the prior year for the expansion projects at Luxor and Circus Circus-Las Vegas.

REVENUES

Revenues for fiscal 1998 increased $20.2 million, or 2%, from fiscal 1997. This increase was attributable primarily to Luxor, whose revenues grew 34% on the strength of 1,950 new rooms.

Circus Circus-Las Vegas posted an increase in revenues of 5% due to 1,000 new rooms, which opened late in fiscal 1997. Contributing to the positive fiscal 1998 comparisons for both Luxor and Circus Circus-Las Vegas was the fact that in the prior year those properties' operations were significantly disrupted by construction. The Company also benefitted from a full year's contribution from Monte Carlo, which was open only seven months in the prior year. Meanwhile, the Company's 50% interest in Silver Legacy contributed $20.7 million to the Company's revenues in fiscal 1998 versus $12.0 million in fiscal 1997. Effective May 1, 1997, the Company began receiving a priority return on its investment in Silver Legacy representing approximately two-thirds of the joint venture's operating income.

The above increases were offset by the closure of the Hacienda Hotel and Casino in December 1996, which produced $41.6 million in revenues in fiscal 1997, and by lower results at Excalibur, whose revenues decreased $23.4 million, or 8%, from their record level of the prior year.

INCOME FROM OPERATIONS (excluding nonrecurring items)

Income from operations for fiscal 1998 decreased $28.9 million, or 10%, from fiscal 1997. The principal factor behind this decline was depreciation expense, which was $26.0 million higher in fiscal 1998 due to the expansion projects at Luxor and Circus Circus-Las Vegas that were completed in fiscal 1997. Operating income was also negatively affected by lower results at Excalibur, closure of the Hacienda and sale of the Company's interest in Windsor Casino Limited, which in fiscal 1997 had contributed $9.5 million of operating income to the Company's results.

DEPRECIATION AND AMORTIZATION

In fiscal 1998, depreciation and amortization expense rose $26.0 million, to $129.7 million. This increase stemmed primarily from a full year's depreciation on the expansion and remodeling projects at Luxor and Circus Circus-Las Vegas.

INTEREST EXPENSE

In fiscal 1998, interest incurred (excluding joint venture interest expense and before capitalized interest) rose $40.2 million to $110.9 million. This increase was due primarily to higher average debt outstanding ($1.6 billion versus $865 million in fiscal 1997) related to the completed expansion projects at Luxor and Circus Circus-Las Vegas; a share repurchase in fiscal 1997; the completed expansion at Gold Strike-Tunica; and the ongoing construction of Mandalay Bay. The increase was partially offset by higher capitalized interest ($22.0 million versus $16.0 million in fiscal 1997) related primarily to the Gold Strike-Tunica and Mandalay Bay projects.

The Company also recorded interest expense related to joint venture projects of approximately $15.6 million in both fiscal 1998 and fiscal 1997. This represents the Company's 50% share of Silver Legacy's and Monte Carlo's interest expense.

FINANCIAL POSITION AND CAPITAL RESOURCES

The Company had cash and cash equivalents of $81.4 million at January 31, 1999, reflecting normal daily operating requirements. The Company's pretax cash flow from operations (before nonrecurring items) was $415.8 million in fiscal 1999 compared to $401.2 million in fiscal 1998 and $398.5 million in fiscal 1997. Pretax cash flow from operations is defined as the Company's income from operations (before nonrecurring items) plus noncash operating expenses (primarily depreciation and amortization). See "Free Cash Flow Analysis" on page 25.

The Company used its fiscal 1999 cash flow (in combination with borrowings) primarily to fund the construction of Mandalay Bay and other core components of Masterplan Mile (a convention center, arena, monorail and aquarium exhibit); the renovation of hotel rooms at Excalibur; the completion of the hotel tower at Gold Strike-Tunica; the repurchase of 4.5 million shares of its common stock; and other miscellaneous construction projects. During fiscal 1998, the Company used its cash flow (in combination with borrowings) to fund the construction of Mandalay Bay, the construction of the new hotel tower at Gold Strike- Tunica, and other miscellaneous construction projects.

CAPITAL SPENDING

Capital expenditures in fiscal 1999 were $671.5 million compared with $663.3 million in fiscal 1998 and $585.8 million in fiscal 1997. The majority of capital expenditures in fiscal 1999 related to the construction of Mandalay Bay ($431.8 million), the construction of the other core components of Masterplan Mile ($92.0 million), the renovation of the hotel rooms at Excalibur ($12.3 million) and the completion of construction and remodeling at Gold Strike-Tunica ($18.8 million).

The majority of the capital expenditures in fiscal 1998 related to construction at Mandalay Bay ($264.9 million), the construction and remodeling at Gold Strike-Tunica ($119.8 million), completion of the remaining elements of the Luxor expansion ($116.5 million), remodeling of the tower rooms and completion of the expansion at Circus Circus-Las Vegas ($35.2 million), remodeling of the casino at Circus Circus-Reno ($25.6 million), various renovation projects at Excalibur ($25.1 million), and the addition of a microbrewery and other improvements at the Colorado Belle ($9.8 million).

LONG-TERM DEBT

In May 1997, the Company amended its unsecured credit facility with its bank group, increasing the size of the facility from $1.5 billion to $2.0 billion at more favorable terms and pricing (see Note 3 of Notes to Consolidated Financial Statements). In order to allow for increased borrowing capacity during the construction of Mandalay Bay, the credit facility was further amended in May 1998 to provide a more liberal test for total indebtedness during such period and a new leverage test for senior debt. The Company also has a commercial paper program, pursuant to which it may utilize up to $1 billion of its borrowing capacity under the credit facility to issue commercial paper. As of January 31, 1999, the Company had aggregate borrowings of $1.1 billion outstanding under the credit facility and an additional $50 million outstanding under its corporate debt program.

On October 30, 1998, the Company entered into an operating lease with a group of financial institutions (the "Lease Facility") pursuant to which it may lease up to $200 million of equipment. The lease term consists of an interim term commencing on the delivery date and ending June 30, 1999, plus a base term of two years. On January 28, 1999, the Company leased $100 million of equipment at Mandalay Bay pursuant to the Lease Facility and permanently reduced the commitment under its bank credit facility by the amount of the lease financing, thus reducing the commitment under the credit facility to $1.9 billion at January 31, 1999. An additional $75 million was drawn under the Lease Facility in April 1999, thus further reducing the commitment under the bank credit facility to $1.825 billion.

In August 1998, the Company filed a shelf registration statement relating to $550 million of securities that may be issued from time to time in the form of additional debt securities of the Company. Securities may also be issued in the form of preferred securities of Delaware business trusts formed for the purpose of issuing their trust securities and investing the proceeds in debt securities of the Company.

In November 1998, pursuant to the shelf registration statement, the Company issued $275 million principal amount of 9 1/4% Senior Subordinated Notes due December 1, 2005. Proceeds from this offering were used to repay outstanding borrowings under the credit facility.

JOINT VENTURES

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition of the joint venture's $230 million bank credit agreement, the Company is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined).

NEW PROJECTS

On March 2, 1999, the Company opened Mandalay Bay, a 43-story, hotel/casino resort in Las Vegas, Nevada. The resort includes approximately 3,700 rooms and 135,000 square feet of gaming space and is situated on approximately 60 acres of land just south of Luxor. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach, a three-quarter-mile lazy river ride, a 30,000-square-foot spa and other entertainment attractions. Inside, Mandalay Bay offers internationally renowned restaurants; a House of Blues nightclub and restaurant, including its signature Foundation Room sited on Mandalay Bay's rooftop; and 100 "music-themed" hotel rooms in Mandalay Bay's tower.

Four Seasons operates approximately 400 rooms at Mandalay Bay, providing Las Vegas visitors with a luxury "five-star" hospitality experience. The Four Seasons Hotel, which is owned by the Company and managed by Four Seasons, represents the first step in the Company's cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide. The total cost of Mandalay Bay, including the Four Seasons Hotel and including leased equipment, but excluding land, capitalized interest and preopening expenses, was approximately $900 million; as of January 31, 1999, $784.8 million of this cost had been incurred.

During construction, Mandalay Bay's hotel tower experienced settling in excess of the level contemplated in the building's original design. The settling was greater in some portions of the structure than others. The Company retained geotechnical, structural engineering and foundation consultants who evaluated the situation and recommended remedial measures, which have been completed. These remedial measures will be evaluated over a period of time to determine if any further measures will be required.

Mandalay Bay is the latest phase of the Company's development of more than 230 acres of land it owns at the south end of the Las Vegas Strip. This parcel of land runs from Tropicana Avenue south approximately one mile to Russell Road ("Masterplan Mile"). As part of its development plan for Masterplan Mile, the Company has completed construction of a 125,000-square-foot convention facility, which opened March 12, and a 12,000-seat arena, which opened April 10. These properties, which represent core components of Masterplan Mile, will be cross-marketed to guests at the Company's existing and future hotel/casinos within Masterplan Mile. The total estimated cost of the convention facility and arena, excluding land, capitalized interest and preopening expenses, was approximately $115 million; as of January 31, 1999, $73.9 million in costs had been incurred for these facilities.

The Company has also completed construction of a monorail system, which links the Company's resorts on Masterplan Mile. Furthermore, the Company is planning a Sea of Predators aquarium exhibit, which is expected to open early in the year 2000. The cost of these additional Masterplan Mile core components, excluding land, capitalized interest and preopening expenses, is estimated at approximately $75 million, of which $19.9 million had been incurred as of January 31, 1999. The Company may add other core components to its development plan for Masterplan Mile in the future.

The Company has formed a joint venture with the Detroit-based Atwater Casino Group to build, own and operate a hotel/casino in Detroit, Michigan. The Company will own a 45% equity interest in the proposed project and receive a management fee. The joint venture is one of three groups which negotiated development agreements with the city. These agreements were approved by the city council on April 9, 1998. The joint venture's ability to proceed with the proposed project is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions. The joint venture is planning a $600 million project. The Company is expected to contribute 20% of this amount in the form of equity, and will seek project-specific financing for the balance. The development agreement provides that the Company will guarantee completion of the project and will enter into a keep-well guarantee with the city, pursuant to which the Company could be required to contribute additional funds, if and as needed, to continue operation of the project for a period of two years.

The Detroit joint venture has commenced construction of a temporary casino property in downtown Detroit. The property will contain approximately 75,000 square feet of gaming space, including approximately 2,600 slot machines and 130 table games, plus 5 restaurants and a 3,000-space parking facility. Construction is expected to be completed in September 1999. The cost of the temporary casino, including land and capitalized interest, is approximately $140 million. The joint venture will shortly complete a $150 million credit facility secured by the assets associated with the Detroit temporary casino. The Company will guaranty the credit facility subject to the release of the guaranty if certain performance measures are reached. The joint venture's ability to proceed with the temporary casino facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other customary conditions.

The City of Detroit's Casino Development Competitive Selection Process ordinance has been challenged in a lawsuit brought by the Lac Vieux Band of Lake Superior Chippewa Indians. No assurance can be given regarding the timing and outcome of proceedings in this litigation. If the court determines that the Detroit ordinance is defective and that determination is upheld, this may have an impact upon the validity of the development agreement entered into between the joint venture and the City of Detroit which, in turn, could have an impact on the issuance of a certificate of suitability and a casino license to the joint venture.

The Company has announced that it plans to develop a hotel/casino resort on the Mississippi Gulf Coast at the north end of the Bay of St. Louis, near the DeLisle exit on Interstate 10. It is currently anticipated that the resort will include approximately 1,500 rooms and will involve an investment of approximately $225 million. The Company has received all necessary approvals to commence development. However, these approvals have been challenged in federal court, and the Company anticipates that the design and construction of this project will begin only after satisfactory resolution of all legal actions. Present plans call for Circus to own 90% of the resort, with a partner contributing land (up to 500 acres) in exchange for the remaining 10% interest.

Although the Company had previously entered into an agreement with Mirage Resorts to participate in the development of a site located in the Marina District of Atlantic City, New Jersey, the agreement was subject to litigation, which was subsequently settled. The Company has no current plans for development in Atlantic City.

LIQUIDITY

The Company believes that -- through the combination of its operating cash flows, credit facility and ability to raise additional funds through debt or equity markets -- it has sufficient capital resources to meet all of its existing cash obligations, fund its capital commitments on the projects under way and strategically repurchase shares of the Company's common stock. As of January 31, 1999, under its most restrictive loan covenant, the Company could issue additional debt of approximately $43 million.

The calculation of additional debt capacity is based on either the most recent quarter times four, or a rolling four-quarter total, whichever is better. With the opening of Mandalay Bay on March 2, 1999, the Company anticipates that its capacity to incur additional debt will increase as of April 30, 1999.

MARKET RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon the Company's variable-rate debt. The Company manages this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. The Company evaluates its exposure to market risk by monitoring interest rates in the marketplace. The Company does not utilize derivative financial instruments for trading purposes. There have been no material quantitative changes in market risk exposure, or how such risks are managed, in the current fiscal year when compared to the prior fiscal year.

The Company's derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

To manage its exposure to counterparty credit risk in interest rate swaps, the Company enters into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing the Company's credit facility, which management believes further minimizes the risk of nonperformance.

The following table provides information about the Company's financial instruments (both interest rate swaps and debt obligations) that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

                                                           Year ending January 31,
                                             ----------------------------------------------------
(in millions)                                  2000       2001       2002       2003       2004     Thereafter      Total
                                             --------   --------   --------   --------   --------   ----------    --------
Long-term debt (including current portion)
  Fixed rate                                 $   3.5    $   0.5    $   0.3    $    0.3   $ 150.2    $  927.8      $1,082.6
  Average interest
   rate                                          5.3%       5.6%       6.7%        6.7%      6.8%       7.6%           7.5%

  Variable rate                                   --         --         --    $1,180.0        --         --       $1,180.0
  Average interest
   rate                                           --         --         --         6.0%       --         --            6.0%

Interest rate swaps
  Pay fixed                                  $  25.0         --         --          --        --    $  150.0      $  175.0
  Average payable
   rate                                          8.1%        --         --          --        --         5.9%          6.2%
  Average receivable
   rate                                          5.6%        --         --          --        --         6.8%          6.6%

  Pay floating                                    --         --    $  30.0          --        --         --       $   30.0
  Average payable
   rate                                           --         --        5.9%         --        --         --            5.9%
  Average receivable
   rate                                           --         --        8.2%         --        --         --            8.2%


YEAR 2000 READINESS DISCLOSURE

BACKGROUND

In the past, many computer software programs were written using two digits rather than four to define the applicable year. As a result, information technology ("IT"), such as date-sensitive computer software, as well as non-IT systems (such as equipment containing microcontrollers or other embedded technology) may recognize a date using "00" as the year 1900 rather than the year 2000. This is generally referred to as the Year 2000 issue. If the year is recognized incorrectly, the potential exists for computer system failures or miscalculations by computer programs, which could disrupt operations.

RISK FACTORS

Date-sensitive IT and non-IT systems and equipment are utilized throughout the Company's wholly owned properties and its joint venture properties. Consequently, the Company is exposed to the risk that Year 2000 problems could disrupt operations at the affected properties and have a material adverse impact upon the Company's operating results.

The Company is also exposed to the risk of possible failure of IT and non-IT systems external to the Company's operations ("external risk factors"). These external risk factors arise from the fact that the Company's operations, like those of most businesses, are dependent upon numerous other private and public entities. While such risk factors are not the responsibility of the Company and their remediation is beyond the Company's control, we are attempting to monitor these risks and form contingency plans as warranted. As a result of the external risk factors, the Company may be materially and adversely impacted even if its own IT and non-IT systems and equipment are Year 2000-compliant. The most significant of these factors are as follows:

-One or more of the Company's suppliers or its joint ventures' suppliers could experience Year 2000 problems that impact their ability to provide goods and services. The Company believes that such a disruption would have a limited impact due to the availability of alternative suppliers.

-One or more of the Company's utility providers (of electric, natural gas, water, sewer, garbage collection and similar services) could experience Year 2000 problems that impact their ability to provide their services. Furthermore, the Company could be adversely impacted if utility services were significantly disrupted in any of its key customer markets (e.g., southern California), as this could alter the customary flow of visitors from the affected market.

-Airline service to and from the principal markets in which the Company operates could be disrupted by Year 2000 problems, which would limit the ability of potential customers to visit our properties.

-The possible disruption of banking services due to Year 2000 problems could impair the Company's daily financial transactions, including the deposit of monies and processing of checks. Furthermore, credit card processing and customers' access to cash via automated teller machines could also be disrupted.

The Company is developing contingency plans to address the identified risks. However, given the nature of many of the external risk factors, the Company does not believe viable alternatives would be available. For example, the Company cannot develop a meaningful contingency plan to address a disruption in airline service. Consequently, the occurrence of any of the aforementioned disruptions could, depending upon their severity and duration, have a material adverse impact on operating results.

APPROACH

The Company has established a task force to coordinate its response to the Year 2000. This task force, which reports to the Audit Committee of the Board of Directors, includes the Company's Chief Accounting Officer, the Chief Internal Auditor, the Director of Information Services, as well as support staff. Previously, the Company engaged an outside consultant who helped establish a program for dealing with the Year 2000 issue. The Company is now implementing this program at its wholly owned properties and at its joint venture properties. The program consists of the following phases:

          Phase 1 Compile an inventory of IT and non-IT systems that may be sensitive to the Year 2000 problem.

          Phase 2 Identify which of these systems are critical, and prioritize them; identify third parties with whom the Company does significant business (e.g., vendors) and inquire as to the state of their Year 2000 readiness.

          Phase 3 Analyze critical systems to determine which ones are not Year 2000-compliant, and evaluate the costs to repair or replace them.

          Phase 4 Repair or replace noncompliant systems; test those systems for which information about Year 2000 compliance has not been received or for which information has been received but not confirmed.

STATUS

Phases 1 and 2 are substantially complete, though the Company has not received all responses from significant third parties about their Year 2000 readiness. Phases 3 and 4 are ongoing and will continue through the first half of calendar 1999. It is the Company's goal to have this project substantially completed by mid-1999. Based upon the analysis conducted to date, the Company believes that all of the critical systems at its wholly owned and joint venture properties are currently compliant or will be compliant by mid-1999. To date, the most significant Year 2000 requirement that has been identified is the need to replace older personal computers whose systems are not Year 2000 compatible.

COSTS

The Company currently estimates that the total cost to the Company of making its systems and those of its joint venture properties Year 2000 compliant will be in the range of $5 to $10 million, of which approximately $3.6 million had been incurred as of January 31, 1999. Most of this cost relates to the acquisition of new computer hardware to replace noncompliant personal computers and the purchase of new software to replace noncompliant software. These costs are being capitalized and the equipment and software depreciated over their expected useful lives. To the extent existing hardware or software is replaced, the Company will recognize a loss currently for the undepreciated balance. This loss is included in the above cost estimate. Furthermore, all costs related to software modification, as well as all costs associated with the Company's administration of its Year 2000 project, are being expensed as incurred and are likewise included in the cost estimate above.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                           January 31,
                                                   ----------------------------
                                                       1999             1998
                                                   -----------      -----------
                                                (in thousands, except share data)
ASSETS
Current assets
  Cash and cash equivalents                        $    81,389      $    58,631
  Accounts receivable                                   26,136           21,714
  Income tax receivable                                   --             11,926
  Inventories                                           24,270           22,440
  Prepaid expenses                                      21,451           20,281
  Deferred income tax                                    8,032            7,871
                                                   -----------      -----------
     Total current assets                              161,278          142,863
                                                   -----------      -----------
Property, equipment and leasehold interests,
    at cost, net                                     3,000,822        2,466,848
                                                   -----------      -----------
Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net           367,076          375,375
  Notes receivable                                      10,895            1,075
  Investments in unconsolidated affiliates             271,707          255,392
  Deferred charges and other assets                     57,929           21,995
                                                   -----------      -----------
     Total other assets                                707,607          653,837
                                                   -----------      -----------
     Total assets                                   $3,869,707       $3,263,548
                                                   ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                $     3,481      $     3,071
  Accounts and contracts payable
    Trade                                               23,745           22,103
    Construction                                        75,030           40,670
  Accrued liabilities
    Salaries, wages and vacations                       40,006           36,107
    Progressive jackpots                                 8,889            7,511
    Advance room deposits                                8,195            6,217
    Interest payable                                    27,767           17,828
    Other                                               44,460           33,451
                                                   -----------      -----------
     Total current liabilities                         231,573          166,958
                                                   -----------      -----------
Long-term debt                                       2,259,149        1,788,818
                                                   -----------      -----------
Other liabilities
  Deferred income tax                                  200,376          175,934
  Other long-term liabilities                           20,981            8,089
                                                   -----------      -----------
     Total other liabilities                           221,357          184,023
                                                   -----------      -----------
     Total liabilities                               2,712,079        2,139,799
                                                   -----------      -----------

Commitments and contingent liabilities             -----------      -----------

Stockholders' equity
  Common stock $.01-2/3 par value
  Authorized -- 450,000,000 shares
  Issued -- 113,622,508 and 113,609,008 shares           1,894            1,893

  Preferred stock $.01 par value
  Authorized -- 75,000,000 shares                         --               --
  Additional paid-in capital                           558,935          558,658
  Retained earnings                                  1,159,469        1,074,271
  Treasury stock (22,959,425 and 18,496,125
  shares), at cost                                    (562,670)        (511,073)
                                                   -----------      -----------
   Total stockholders' equity                        1,157,628        1,123,749
                                                   -----------      -----------
   Total liabilities and stockholders' equity       $3,869,707       $3,263,548
                                                   ===========      ===========

       The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


Year ended January 31,
(in thousands, except share data)
                                          1999       1998        1997
                                       ---------  ---------   ---------
Revenues
  Casino                               $ 709,909  $ 632,122   $ 655,902
  Rooms                                  355,635    330,644     294,241
  Food and beverage                      246,622    215,584     210,384
  Other                                  170,701    142,407     146,554
  Earnings of unconsolidated affiliates   83,967     98,977      86,646
                                        --------  ---------   ---------
                                       1,566,834  1,419,734   1,393,727
  Less-complimentary allowances          (87,054)   (65,247)    (59,477)
                                       ---------  ---------   ---------
                                       1,479,780  1,354,487   1,334,250
                                       ---------  ---------   ---------
Costs and expenses
  Casino                                 367,449    316,902     302,096
  Rooms                                  128,622    122,934     116,508
  Food and beverage                      207,663    199,955     200,722
  Other operating expenses               102,910     90,187      90,601
  General and administrative             264,092    232,536     227,348
  Depreciation and amortization          133,801    117,474      95,414
  Preopening expense                          --      3,447          --
  Abandonment losses                          --         --      48,309
                                       ---------  ---------   ---------
                                       1,204,537  1,083,435   1,080,998
                                       ---------  ---------   ---------
Operating profit before
   corporate expense                     275,243    271,052     253,252
Corporate expense                         32,464     34,552      31,083
                                       ---------  ---------   ---------
Income from operations                   242,779    236,500     222,169
                                       ---------  ---------   ---------
Other income (expense)
  Interest, dividends and
     other income                          2,730      9,779       5,077
  Interest income and guarantee fees
     from unconsolidated affiliate         3,122      6,041       6,865
  Interest expense                       (95,541)   (88,847)    (54,681)
  Interest expense from unconsolidated
         affiliates                      (12,275)   (15,551)    (15,567)
                                       ---------  ---------   ---------
                                        (101,964)   (88,578)    (58,306)
                                       ---------  ---------   ---------

Income before provision for income tax   140,815    147,922     163,863
Provision for income tax                  55,617     58,014      63,130
                                       ---------  ---------   ---------

Net income                              $ 85,198   $ 89,908    $100,733
                                       =========  =========   =========

Basic earnings per share                   $0.90      $0.95       $0.99
                                       =========  =========   =========

Diluted earnings per share                 $0.90      $0.94       $0.97
                                       =========  =========   =========

       The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Year ended January 31,
                                                 ---------      ---------      ---------
                                                    1999           1998           1997
                                                 ---------      ---------      ---------
Increase (decrease) in cash
 and cash equivalents (in thousands)

Cash flows from operating activities
  Net income                                     $  85,198      $  89,908      $ 100,733
                                                 ---------      ---------      ---------
  Adjustments to reconcile net income to
   net cash provided by operating activities
      Depreciation and amortization                142,141        129,729        103,717
      Increase in deferred income tax               24,281         24,005          3,234
      Increase in interest payable                   9,939          8,824          5,835
      (Gain) loss on sale of fixed assets           (1,641)        (6,519)        47,301
      (Increase) decrease in other current
        assets                                       4,504         (2,605)       (17,742)
      Increase in other current liabilities         19,906          6,148          7,741
      Increase in other noncurrent assets          (35,817)          (785)        (3,406)
      Decrease in other noncurrent
            liabilities                                (65)           (65)           (65)
      Unconsolidated affiliates' earnings
        in excess of distributions                 (10,863)       (33,330)       (21,984)
                                                 ---------      ---------      ---------

        Total adjustments                          152,385        125,402        124,631
                                                 ---------      ---------      ---------
      Net cash provided by operating
            activities                             237,583        215,310        225,364
                                                 ---------      ---------      ---------
Cash flows from investing activities
  Capital expenditures                            (671,547)      (663,270)      (585,835)
  Increase in construction payables                 34,360         19,526         21,144
  Increase in investments in unconsolidated
    affiliates                                      (5,865)        (8,353)       (19,204)
  (Increase) decrease in notes receivable           (9,820)        35,368         (8,934)
  Proceeds from sale of equipment and other
    assets                                           5,788          8,160          3,056
  Other                                               --             --           (1,270)
                                                 ---------      ---------      ---------
      Net cash used in investing activities       (647,084)      (608,569)      (591,043)
                                                 ---------      ---------      ---------
Cash flows from financing activities
  Proceeds from issuance of senior notes
    and debentures                                 275,000           --          499,066
  Net effect on cash of issuances and
    payments of debt with initial maturities
    of three months or less                        502,528        474,355         43,850
  Issuance of debt with initial maturities
    in excess of three months                      337,334        201,843        292,533
  Principal payments of debt with initial
    maturities in excess of three months          (644,241)      (290,712)      (145,392)
  Exercise of stock options and warrants               310          7,889         28,400
  Purchase of stock warrants                          --           (2,000)          --
  Purchase of subsidiary preferred stock              --             --           (1,346)
  Purchases of treasury stock                      (51,634)        (1,300)      (341,837)
  Other                                             12,962         (7,701)        (2,783)
                                                 ---------      ---------      ---------

Net cash provided by financing activities          432,259        382,374        372,491
                                                 ---------      ---------      ---------

Net increase (decrease) in cash and cash
   equivalents                                      22,758        (10,885)         6,812

Cash and cash equivalents at beginning
  of year                                           58,631         69,516         62,704
                                                 ---------      ---------      ---------
Cash and cash equivalents at end of year          $ 81,389       $ 58,631       $ 69,516
                                                 =========      =========      =========

Supplemental cash flow disclosures

Cash paid during the year for
  Interest (net of amount capitalized)            $ 82,879       $ 77,426       $ 46,498
  Income tax                                      $ 18,770       $ 37,395       $ 48,043


       The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS CIRCUS ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                Common Stock Issued  Additional                                 Total
                                                -------------------   Paid-in     Retained      Treasury     Stockholders'
                                                Shares      Amount    Capital     Earnings        Stock         Equity
                                                --------   --------  ----------  ----------   ------------   -------------
(in thousands)
Balance, January 31, 1996                        112,795   $ 1,880   $ 527,205   $  883,630   $  (185,903)   $ 1,226,812
  Net income                                        --         --          --       100,733          --          100,733
  Exercise of stock options and warrants              13       --       14,005         --          14,395         28,400
  Treasury stock acquired (10,096 shares),
   at cost                                          --         --          --          --        (341,837)      (341,837)
  Purchase of subsidiary preferred stock            --         --         (447)        --            --             (447)
  Sale/purchase of puts and calls                   --         --      (44,950)        --            --          (44,950)
  Amortization of deferred compensation             --         --        3,080         --            --            3,080
                                                --------   --------  ----------  ----------   -----------    -----------
Balance, January 31, 1997                        112,808     1,880     498,893      984,363      (513,345)       971,791
  Net income                                        --         --          --        89,908          --           89,908
  Exercise of stock options                           46       --        4,317         --           3,572          7,889
  Treasury stock acquired (38 shares),
   at cost                                          --         --          --          --          (1,300)        (1,300)
  Conversion of subsidiary preferred stock           755        13      17,618         --            --           17,631
  Sale/purchase of puts and calls                   --         --       35,536         --            --           35,536
  Amortization of deferred compensation             --         --        4,294         --            --            4,294
  Purchase of warrants                              --         --       (2,000)        --            --           (2,000)
                                                --------   --------  ----------  ----------   -----------    -----------
Balance, January 31, 1998                        113,609     1,893     558,658    1,074,271      (511,073)     1,123,749
  Net income                                        --         --          --        85,198          --           85,198
  Exercise of stock options                           14         1         272         --              37            310
  Treasury stock acquired (4,466 shares),
   at cost                                          --         --          --          --         (51,634)       (51,634)
  Other                                             --         --            5         --            --                5
                                                --------   --------  ----------  ----------   -----------    -----------
Balance, January 31, 1999                        113,623   $ 1,894   $ 558,935   $  1,159,4   $  (562,670)   $ 1,157,628
                                                ========   =======   =========   ==========   ===========    ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

Circus Circus Enterprises, Inc. (the "Company") was incorporated February 27, 1974. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and in Tunica County, Mississippi. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 10 - Investments in Unconsolidated Affiliates.)

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

    On June 1, 1995, the Company completed its acquisition of Gold Strike Resorts, in which it acquired two hotel/casino facilities in Jean, Nevada, one in Henderson, Nevada, a 50% interest in a joint venture which owns Grand Victoria, a riverboat casino and land- based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which owns the Monte Carlo, a major hotel/ casino on the Las Vegas Strip. On February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada and on November l, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas. The excess of the purchase price over the fair market value of the net assets acquired amounted to $394.5 million for the purchase of Gold Strike Resorts, $9.7 million for the purchase of the Edgewater and $4.2 million for the purchase of Slots-A-Fun, and each is being amortized over a period of 40 years.

CAPITALIZED INTEREST

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 1999, 1998 and 1997, were $45.5 million, $22.0 million and $16.0 million, respectively.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS

At January 31, 1999 and 1998, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

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

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of property, equipment and leasehold interests are provided using the straight-line method over the following estimated useful lives:

------------------------------------------------------------------------------
       Buildings and improvements                            15-45 years
       Equipment, furniture and fixtures                      3-15 years
       Leasehold interests and improvements                   5-16 years
-------------------------------------------------------------------------------

    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $41.3 million and $31.1 million, as of January 31, 1999 and 1998, respectively.

REVENUES AND EXPENSES

Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows: $58.7 million, $45.9 million and $37.9 million for the fiscal years ended January 31, 1999, 1998 and 1997, respectively. For the three years, approximately 80%-90% of such costs were for food and beverage with the balance for rooms. Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

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

In accordance with a recent accounting pronouncement, preopening expenses incurred prior to January 31, 1999 ($33.8 million), on projects opening after that date, will be reflected as a cumulative effect of a change in accounting principle in the first quarter ending April 30, 1999. Preopening expenses incurred after January 31, 1999 on those projects will be expensed as incurred.

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

Note 2.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (in thousands)                      1999          1998
------------------------------------------------------------------------------
      Land and land leases                    $  362,661   $  343,556
      Buildings and improvements               1,851,511    1,798,417
      Equipment, furniture and fixtures          653,058      618,011
      Leasehold interests and improvements        11,192       10,803
------------------------------------------------------------------------------
                                               2,878,422    2,770,787
      Less - accumulated depreciation
       and amortization                         (733,967)    (624,205)
------------------------------------------------------------------------------
                                               2,144,455    2,146,582
      Construction in progress                   856,367      320,266
------------------------------------------------------------------------------
                                              $3,000,822   $2,466,848
                                              ==========   ==========

                                       43

Note 3.  Long-term Debt

Long-term debt consists of the following:

January 31, (in thousands)                                 1999         1998
------------------------------------------------------------------------------
Amounts due under bank credit agreements
  at floating interest rates, weighted
  average of 6.0%                                      $ 1,130,000    $      --
Amounts due under corporate debt program
  at floating interest rates, weighted
  average of 5.7% and 5.8%                                  50,000        981,310
9-1/4% Senior Subordinated Notes due 2005                  275,000           --
6.45% Senior Notes due 2006 (net of
   unamortized discount of $308 and $352)                  199,692        199,648
7-5/8% Senior Subordinated Debentures
     due 2013                                              150,000        150,000
6-3/4% Senior Subordinated Notes due 2003
  (net of unamortized discount of $71
  and $87)                                                 149,929        149,913
7.0% Debentures due 2036 (net of
  unamortized discount of $133 and $146)                   149,867        149,854
6.70% Debentures due 2096 (net of
  unamortized discount of $231 and $279)                   149,769        149,721
Other notes                                                  8,373         11,443
                                                        ----------     ----------
                                                         2,262,630      1,791,889

Less - current portion                                      (3,481)        (3,071)
                                                        -----------    -----------
                                                         $2,259,149     $1,788,818
                                                        ===========    ===========

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

     In May 1997, the Company renegotiated its $1.5 billion unsecured credit facility, dated January 29, 1996. This agreement was replaced by a new $2 billion unsecured credit facility which matures on July 31, 2002 (the "Facility"). See Note 4 - Leasing Arrangements, for reductions in the availability under the credit facility due to certain operating lease transactions. The maturity date may be extended for an unlimited number of one-year periods with the consent of the bank group. The Facility contains financial covenants regarding senior and total debt and new venture capital expenditures and investments. The Facility is for general corporate purposes. The Company incurs commitment fees (currently 17.5 basis points) on the unused portion of the Facility. As of January 31, 1999, the Company had $1.1 billion of borrowings under the Facility. At such date, the Company also had $50 million issued under the corporate debt program thus reducing, by that amount, the credit available under the Facility for purposes other than repayment of such indebtedness. The fair value of the debt issued under the Facility and the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

     In November 1998, the Company issued $275 million principal amount of 9-1/4% Senior Subordinated Notes due December 2005 (the "9-1/4% Notes"), with interest payable each June and December. The 9-1/4% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 1, 2002. The 9-1/4% Notes are also redeemable at the option of the Company, in whole or in part, beginning December 1, 2002 at prices declining annually to 100% on or after December 1, 2004. The Company may also use the net proceeds of a public offering of equity securities to redeem up to 35% of the 9-1/4% Notes prior to December 1, 2001. The 9-1/4% Notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facility. As of January 31, 1999, the estimated fair value of the 9-1/4% Notes was $277.1 million, based on their trading price.

     In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also, in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1999, the estimated fair value of the 7.0% Debentures was $139.9 million and the estimated fair value of the 6.70% Debentures was $143.4 million, based on their trading prices.

     In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from this offering were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1999, the estimated fair value of the 6.45% Notes was $184.5 million, based on their trading price.

     In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes (the "6-3/4% Notes") due July 2003 and $150 million principal amount of 7-5/8% Senior Subordinated Debentures (the "7-5/8% Debentures") due July 2013, with interest payable each July and January. The 6-3/4% Notes, which were discounted to $149.8 million, and the 7-5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 1999, the estimated fair value of the 6-3/4% Notes was $142.1 million and the estimated fair value of the 7-5/8% Debentures was $133.5 million, based on their trading prices.

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

     The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 6.2%) and receives a variable interest rate (weighted average of approximately 5.3% at January 31, 1999) on $175 million notional amount of "initial" swaps, and pays a variable interest rate of approximately 5.6% at January 31, 1999, and receives a fixed interest rate of approximately 8.2% on $30 million notional amount of a "reversing" swap. The net effect of all such swaps resulted in additional interest expense due to an interest rate differential which, at January 31, 1999, was approximately 0.4% on the total notional amount of the swaps. Two of the initial swaps with a combined notional amount of $150 million provide that the swaps will terminate two business days after any date on which three-month LIBOR is set at or above 9.0% on or after October 15, 2000 for $100 million notional amount and on or after January 15, 2001 for $50 million notional amount. These swaps otherwise terminate in fiscal 2008. The remaining initial swap of $25 million terminates in fiscal 2000, while the reversing swap expires in fiscal 2002.

     The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps and the reverse swap are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 1999, it would have had to pay a net amount of approximately $8.8 million based on quoted market values from the various financial institutions holding the swaps.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement establishes accounting and reporting standards for derivative financial instruments. The provisions of SFAS 133 require that a company recognize derivatives as either assets or liabilities on its balance sheet and that the instrument be valued at its fair value. The statement also defines the criteria and conditions which govern the recognition of subsequent changes in the fair value of the instrument as either balance sheet or income statement events. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company does not expect the adoption of this pronouncement to materially impact its results of operations or financial position.

    As of January 31, 1999, under the Company's most restrictive loan covenants, the Company was restricted as to the purchase of its own capital stock in excess of approximately $495 million and was restricted from issuing additional debt in excess of approximately $43 million.

    Required annual principal payments as of January 31, 1999 are as follows:

      Year ending January 31, (in thousands)
      ----------------------------------------------------------------
      2000                                                  $    3,481
      2001                                                         488
      2002                                                         262
      2003                                                   1,180,274
      2004                                                     150,216
      Thereafter                                               927,909
      ----------------------------------------------------------------
                                                            $2,262,630
                                                            ==========

Note 4.  Leasing Arrangements

On October 30, 1998, the Company entered into an operating lease agreement with a group of financial institutions (the "Lease Facility") pursuant to which it may lease up to $200 million of equipment. The lease term consists of an interim term commencing on the delivery date and ending June 30, 1999, plus a base term of two years. On January 28, 1999, the Company leased $100 million of equipment at Mandalay Bay pursuant to the Lease Facility. The lease payment is variable in nature. Based upon the current lease rate, the quarterly lease payment during the interim term is approximately $1.5 million, while the quarterly lease payment during the base term is approximately $4.6 million.

     The Company permanently reduced the commitment under its bank credit facility by the amount of the lease financing, thus reducing the commitment under the credit facility to $1.9 billion at January 31, 1999.

     Effective November 1, 1981, the Company entered into an 18-year lease for the premises on which the Silver City Casino in Las Vegas operates. This lease is accounted for as an operating lease. The current monthly base rent of $129,982 is subject to annual increases, calculated using a specified index with a cap based on a specified percentage of annual revenues. The lease also provides for profit participation. The profit participation is the amount by which 50% of defined net income exceeds the adjusted base rent. There was no profit participation rent due for the three years ended January 31, 1999. The lease terminates October 31, 1999.

     The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 1999 under those operating leases that have lease terms in excess of one year:

      Year ending January 31, (in thousands)
      ----------------------------------------------------------------
      2000                                                     $16,284
      2001                                                      20,120
      2002                                                       9,053
      2003                                                       1,321
      2004                                                       1,014
      Thereafter                                                 6,732
      ----------------------------------------------------------------
                                                               $54,524
                                                               =======

Rent expense for all leases accounted for as operating leases was as follows:

      Year ended January 31,
      (in thousands)                         1999      1998       1997
      -----------------------------------------------------------------
      Operating rent expense                $3,454    $3,211     $3,869
                                            ======    ======     ======

Note 5. Income Tax

The components of the provision for income taxes are as follows:

      Year ended January 31,
      (in thousands)                       1999      1998      1997
      --------------------------------------------------------------
      Current
       Federal                           $34,810   $36,980   $52,695
       State                                 510       491       670
                                         -------   -------   -------
                                          35,320    37,471    53,365
                                         -------   -------   -------
      Deferred
        Federal                           20,297    20,543     5,838
        Foreign                                -         -     3,927
                                         -------   -------   -------
                                          20,297    20,543     9,765
                                         -------   -------   -------
          Total                          $55,617   $58,014   $63,130
                                         =======   =======   =======

    The Company has recognized a tax benefit of $38,000, $0.9 million and $8.0 million related to the exercise of stock options and warrants for the fiscal years ended January 31, 1999, 1998 and 1997, respectively. Such amounts reduce the current portion of taxes payable.

     The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences. The components of deferred income tax expense are as follows:

      Year ended January 31,
      (in thousands)                            1999     1998     1997
      ----------------------------------------------------------------
      Additional depreciation
       resulting from the use of
       accelerated methods for tax
       purposes and the straight-line
       method for financial statement
       purposes                               $11,811  $14,089  $7,493
      Effect of writing off preopening
       expenses for financial statement
       purposes and amortizing over five
       years for tax purposes                   1,062    1,281   1,253
      Difference between book and
       tax basis of assets written off            497      327  (8,341)
      Difference between book and tax
       basis of investments in uncon-
       solidated affiliates                     3,392    5,730   4,028
      Foreign tax credits                          --       --   5,075
      Outstanding chips and tokens              1,501     (150)  1,083
      Capitalized interest                      2,993    1,432      --
      Other, net                                 (959)  (2,166)   (826)
                                              -------  ------- -------
                                              $20,297  $20,543 $ 9,765
                                              =======  ======= =======

     The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate is as follows:

     Year ended January 31,                    1999      1998      1997
     ------------------------------------------------------------------
     Federal statutory tax rate                35.0%     35.0%     35.0%
     Nondeductible goodwill                     2.5       2.4       2.2
     Nondeductible political contributions      2.0        .3        .5
     Nondeductible compensation                  --       2.2        --
     Other, net                                  --       (.7)       .8
                                               ----      ----      ----
     Effective tax rate                        39.5%     39.2%     38.5%
                                               ====      ====      ====

     The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 1999 and 1998, under the provisions of Statement of Financial Accounting Standards No. 109, are as follows:

      Year ended January 31,
      (in thousands)                             1999             1998
      ----------------------------------------------------------------
      Deferred tax liabilities
      Property and equipment                 $176,592         $152,069
      Investments in unconsolidated
       affiliates                              18,697           19,766
      Other                                    13,205           12,632
                                             --------         --------
        Gross deferred tax liabilities        208,494          184,467
                                             --------         --------
      Deferred tax assets
      Accrued vacation                          5,045            5,107
      Outstanding chips and tokens                558            2,060
      Preopening expense, net of amortization     520              838
      Other                                    10,027            8,399
                                             --------         --------
        Gross deferred tax assets              16,150           16,404
                                             --------         --------
        Net deferred tax liabilities         $192,344         $168,063
                                             ========         ========

Note 6.  Employee Retirement Plans

Approximately 37% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $10.2 million, $9.9 million and $9.3 million during the years ended January 31, 1999, 1998 and 1997, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $4.5 million, $4.2 million and $4.0 million in the years ended January 31, 1999, 1998 and 1997. Contributions are funded with cash.

     On June 18, 1998, the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees based upon the employees' years of service, compensation and SERP tier. As of January 31, 1999, no employees were enrolled in the SERP, and no benefits were accrued or funded. While the plan does not require formal funding, it is intended that the SERP will be funded through life insurance contracts on the key employees.

Note 7.  Stock Options

The Company has various stock option plans for executive, managerial and supervisory personnel as well as the Company's outside directors and consultants. The plans permit grants of options, performance shares and restricted stock awards relating to the Company's common stock. The stock options are generally exercisable in one or more installments beginning not less than six months after the grant date.

Summarized information for stock option plans is as follows:


                                  Year ended January 31,
                       -----------------------------------------------------
                              1999              1998              1997
                       ----------------   ----------------  ----------------
                       Weighted           Weighted          Weighted
                       Average            Average           Average
                       Exercise           Exercise          Exercise
                       Options    Price   Options    Price  Options    Price
                       --------   -----   --------   -----  --------   -----
Outstanding at
 beginning of year... 5,143,505 $23.94  7,183,560 $25.43  8,129,015  $23.88
Granted.............. 3,188,335  12.51    575,000  23.52    365,000   33.48
Exercised............   (16,500) 13.29   (341,005) 20.75 (1,188,105)  17.24
Canceled.............(4,418,666) 23.80 (2,274,050) 29.01   (122,350)  26.13
                      ---------         ---------         ---------
Outstanding at end
  of year............ 3,896,674 $14.78  5,143,505 $23.94  7,183,560  $25.43
                      =========         =========         =========
Options exercisable
  at end of year..... 1,324,005 $21.21  3,340,498 $22.54  3,459,067  $23.52
Options available for
  grant at end of
  year............... 3,949,231         2,026,900         2,327,850


The following table summarizes information about stock options outstanding at January 31, 1999:

                Options Outstanding                       Options
                -------------------                       --------
Exercisable
-----------
                                 Weighted
                                  Average    Weighted
Weighted
    Range of                     Remaining    Average
Average
    Exercise          Number    Contractual  Exercise     Number
     Prices       Outstanding   Life (yrs)   Price     Exercisable     Price
----------------  ------------  ----------   --------  -----------   ---------
$11.25 to $11.25     2,506,669      6.78      $11.25            -       $    -
 11.75 to  17.48        51,505      7.31       16.20       11,505        11.75
 21.25 to  21.25     1,290,000      4.60       21.25    1,290,000        21.25
 23.08 to  25.88        48,500      8.15       23.57       22,500        23.89
                     ---------                          ---------
                     3,896,674      6.08      $14.78    1,324,005       $21.21
                     =========                          =========

     In December 1998, replacement options to purchase an aggregate of approximately 2.6 million shares of the Company's common stock were awarded at an exercise price of $11.25 per share, subject to the surrender for cancellation of 3.9 million options with an average exercise price of $24.29.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123-Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995 and provides, among other things, that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

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

     The following table discloses the Company's pro forma net income and net income per share assuming compensation cost for employee stock options had been determined consistent with SFAS 123. The table also discloses the weighted average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model, and the estimated weighted average fair value of the options granted. The model assumes no expected future dividend payments on the Company's common stock.


                                           Year ended January 31,
                                           ----------------------
(dollars in thousands, except share data)    1999          1998
                                           --------      --------
Net income -
 As reported.............................  $ 85,198      $ 89,908
 Pro forma...............................    79,722        82,334

Net income per share (basic) -
 As reported.............................  $   0.90      $   0.95
 Pro forma...............................      0.84          0.87

Net income per share (diluted) -
 As reported.............................  $   0.90      $   0.94
 Pro forma...............................      0.84          0.86

Weighted average assumptions -
 Expected stock price volatility.........      43.6%         37.7%
 Risk-free interest rate.................       5.0%          5.7%
 Expected option lives (years)...........       2.1           3.5
 Estimated fair value of options granted.  $   3.50      $   8.06


     Because the accounting method prescribed by SFAS 123 has not been applied to options granted prior to January 1, 1995, the compensation cost reflected in the pro forma amounts shown above may not be representative of that to be expected in future years.

Note 8.  Stock Related Matters

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

     During the year ended January 31, 1999, the Company repurchased 4.5 million shares of its common stock at a cost of $51.6 million. In fiscal 1998, the Company repurchased 38,486 shares of its common stock at a cost of $1.3 million.

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

Note 9.  Earnings Per Share

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

     The Company adopted the provisions of SFAS 128 for its fiscal year ended January 31, 1998, and all previously reported earnings per share amounts have been restated. The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

                                         Year ended January 31,
                                         ----------------------
(in thousands, except per share data)    1999      1998    1997
---------------------------------------------------------------
Net income                             $85,198  $89,908  $100,733
                                       =======  =======  ========
Weighted average shares out-
 standing used in computation
 of basic earnings per share            94,601   94,943   101,896
Stock options                               70      309     1,405
Subsidiary preferred stock                   -        -       783
                                       -------  -------  --------
Weighted average shares out-
 standing used in computation
 of diluted earnings per share          94,671   95,252   104,084
                                       =======  =======  ========
Basic earnings per share                 $0.90    $0.95     $0.99
                                       =======  =======  ========
Diluted earnings per share               $0.90    $0.94     $0.97
                                       =======  =======  ========

Note 10.          Investments in Unconsolidated Affiliates

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


January 31, (in thousands)                     1999         1998
------------------------------------------------------------------
Circus and Eldorado Joint Venture (50%)
 (Silver Legacy, Reno, Nevada)              $ 74,871      $ 64,407
Elgin Riverboat Resort (50%)
 (Grand Victoria, Elgin, Illinois)            42,461        44,759
Victoria Partners (50%)
 (Monte Carlo, Las Vegas, Nevada)            141,658       139,958
Detroit Entertainment (45%)
 (Proposed Hotel/Casino, Detroit, Michigan)   12,717         6,268
                                            --------      --------
                                            $271,707      $255,392
                                            ========      ========

     The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 1998 and 1997 is as follows:


(in thousands)                                 1998          1997
-----------------------------------------------------------------
Current assets                             $ 81,539      $ 85,437
Property and other assets, net              747,790       763,479
Current liabilities                          74,177        76,496
Long-term debt and other liabilities        283,006       329,275
Equity                                      472,146       443,145


     Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 1998 and 1997 are as follows:


(in thousands)                               1998           1997
----------------------------------------------------------------
Revenues                                 $676,268       $661,884
Expenses                                  518,169        473,357
Operating income                          158,099        188,527
Net income                                134,405        157,872


Note 11.  Abandonment Losses

During fiscal 1997, the Company wrote off $48.3 million of various assets. These write-offs included the special-effects films at Luxor ($12.0 million) which were replaced by IMAX special-format filmed attractions, structural elements being demolished as part of Luxor's remodeling ($12.1 million) and fixtures and equipment at Circus Circus-Las Vegas, Excalibur and Gold Strike-Tunica being replaced in the course of upgrading and expanding those properties ($16.0 million). The Company also wrote off $8.2 million of costs associated with the demolition of a people mover at Circus Circus-Las Vegas and the removal of the Nile River at Luxor.

Note 12.  Commitments and Contingent Liabilities

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $230 million bank credit agreement Circus is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined).

     The Company's latest resort, Mandalay Bay, is a 43-story, hotel/casino resort in Las Vegas, Nevada that includes approximately 3,700 rooms and 135,000 square feet of gaming space and is situated on approximately 60 acres of land just south of Luxor. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach, a three-quarter-mile lazy river ride, a 30,000-square-foot spa and other entertainment attractions. Inside, Mandalay Bay offers internationally renowned restaurants; a House of Blues nightclub and restaurant, including its signature Foundation Room sited on Mandalay Bay's rooftop; and 100 "music-themed" hotel rooms in Mandalay Bay's tower.

     Four Seasons operates approximately 400 rooms at Mandalay Bay, providing Las Vegas visitors with a luxury "five star" hospitality experience. The Four Seasons Hotel, which is owned by the Company and managed by Four Seasons, represents the first step pursuant to the Company's cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide. The total cost of Mandalay Bay, including the Four Seasons Hotel and including leased equipment, but excluding land, capitalized interest and preopening expenses, was approximately $900 million; as of January 31, 1999, $784.8 million of these costs had been incurred.

     During construction, Mandalay Bay's hotel tower experienced settling in excess of the level contemplated in the building's original design. The settling was greater in some portions of the structure than others. The Company retained geotechnical, structural engineering and foundation consultants who evaluated the situation and recommended remedial measures, which have been completed. These remedial measures will be evaluated over a period of time to determine if any further measures will be required.

     Mandalay Bay is the latest phase of the Company's development of more than 230 acres of land it owns at the south end of the Las Vegas Strip. This parcel of land runs from Tropicana Avenue south approximately one mile to Russell Road ("Masterplan Mile"). As part of its development plan for Masterplan Mile, the Company has completed construction of a 125,000-square-foot convention facility, which opened March 12, and a 12,000-seat arena, which opened April 10. These properties, which represent core components of Masterplan Mile, will be cross-marketed to guests at the Company's existing and future hotel-casinos within Masterplan Mile. The total estimated cost of the convention facility and arena, excluding land, capitalized interest and preopening expenses, is approximately $115 million and as of January 31, 1999, $73.9 million in costs had been incurred for these facilities.

     The Company is nearing completion of a monorail system which will link the Company's resorts on Masterplan Mile. Furthermore, the Company is planning a "Sea of Predators" aquarium exhibit, which will likewise represent a core component of Masterplan Mile. The Sea of Predators exhibit is expected to open in early 2000. The cost of these additional Masterplan Mile core components, excluding land, capitalized interest and preopening expenses, is estimated at approximately $75 million, of which $19.9 million had been incurred as of January 31, 1999. The Company may add other core components to its development plan for Masterplan Mile in the future.

     The Company has funded the above projects from internal cash flows, project-specific financing or its credit facility, and anticipates that future funding for such projects will be from these sources.

     The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Circus Circus
Enterprises, Inc.:

We have audited the accompanying consolidated balance sheets of Circus Circus Enterprises, Inc. (a Nevada corporation) and subsidiaries as of January 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Circus Circus Enterprises, Inc. and subsidiaries as of January 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

                                                           ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 22, 1999

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