Form 10-K405, Exhibit 13
period 2000-01-31
MANDALAY RESORT GROUP
filed 2000-05-01
CIK 725549

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL POLICY

A key part of Mandalay's financial policy is a focus on free cash flow, which is the cash remaining after all expenses, including ordinary (or maintenance) reinvestment in the business. We believe free cash flow represents true economic profit. Strong free cash flow provides us with financial flexibility and the opportunity to pursue a range of options, including sizeable reinvestment in our business, repayment of indebtedness or cash distributions to shareholders, such as share repurchases. Strong free cash flow also ensures ready access to capital markets at comparatively low rates. Mandalay has always been an extraordinary cash generator, producing nearly $1.2 billion in free cash flow over the past five years. For fiscal 2000, our free cash flow on a per share basis was $2.72, two and one-half times higher than our earnings per share (excluding nonrecurring items).

FREE CASH FLOW ANALYSIS
Year ended January 31,
(in thousands)                      2000      1999       1998       1997       1996
                                 ----------------------------------------------------
Income from operations*          $328,303   $249,279   $247,152   $276,092   $301,753
Operating lease rent               25,994          -          -          -          -
Minority interest                  (3,591)         -          -          -          -
Add noncash expenses
  Depreciation and
   amortization                   178,301    142,141    129,729    103,717     98,380
  Depreciation of unconsolidated
   affiliates                      25,283     24,490     24,357     18,785      6,712
  Other                               (49)       (65)       (65)       (65)       (65)
                                 ---------------------------------------------------
Cash generated from
 operations before income tax     554,241    415,845    401,173    398,529    406,780
Cash income taxes                 (42,551)   (18,770)   (37,395)   (48,043)   (55,995)
Interest, dividends and
 other income                       6,427      5,852     15,820     11,941     11,539
Proceeds from disposal of assets      697      5,788      8,160      3,056      1,353
                                 ----------------------------------------------------
Cash available for repayment
 of debt and reinvestment         518,814    408,715    387,758    365,483    363,677
Operating lease rent              (25,994)         -          -          -          -
Scheduled principal and
 interest payments               (184,039)  (131,468)   (99,831)   (63,356)   (58,018)
Scheduled principal and interest
 payments of unconsolidated
 affiliates                       (15,550)   (16,087)   (25,417)   (22,261)    (7,076)
Ordinary capital expenditures     (43,451)   (40,035)   (50,979)   (50,117)   (31,936)
                                 ----------------------------------------------------
FREE CASH FLOW                   $249,780   $221,125   $211,531   $229,749   $266,647
                                 ----------------------------------------------------

* Before nonrecurring items.

Furthermore, excluding joint ventures, we estimate that our annual maintenance capital spending will be in the range of $40- $60 million over the next three years, well below the estimated annual depreciation expense of approximately $180 million. This difference alone, before the impact of positive operating results, could translate into as much as $1.30 per share in free cash flow.

GRAPH

DESCRIPTION: DEPICTS MANDALAY'S FREE CASH FLOW PER SHARE FOR THE
FISCAL YEARS ENDED JANUARY 31, 2000, 1999 AND 1998.

                           FREE CASH FLOW
                             PER SHARE
                           --------------
         1998                  $2.22
         1999                   2.34
         2000                   2.72

Mandalay estimates that its cost of capital, blended for the amounts of debt and equity used to finance the business, is approximately 9%. Achieving rates of return on invested capital that trend above this cost is a primary goal when we evaluate new projects or reinvest in existing resorts. Traditionally, we have employed leverage as a technique for lowering our overall cost of capital and raising returns to shareholders (since debt is considerably cheaper than equity). Currently, Mandalay has no significant mandatory principal repayments for three years and expects to refinance any then-maturing debt beyond those dates.

DESCRIPTION: DEPICTS MANDALAY'S EBITDA FOR THE FISCAL YEARS ENDED
JANUARY 31, 2000, 1999 AND 1998.

                               EBITDA
                               ------
         1998                   401.2
         1999                   415.8
         2000                   554.2

EBITDA

Companies frequently refer to operating cash flow, or EBITDA, as a benchmark of earning power. The following table shows the amounts of EBITDA (earnings before interest, taxes, depreciation and amortization) for Mandalay's wholly owned properties and its joint venture properties.

EBITDA by property (in millions):

                                              Year ended January 31,
                                              ----------------------
                                                  2000      1999
                                                  ----      ----
Luxor                                            $104.1    $97.6
Mandalay Bay*                                      86.3        -
Excalibur                                          83.8     74.2
Circus Circus-Las Vegas/Slots-A-Fun/Silver City    62.7     55.9
Gold Strike-Tunica                                 34.6     26.0
Colorado Belle/Edgewater                           29.4     29.1
Circus Circus-Reno                                 25.7     24.3
Gold Strike/Nevada Landing/Railroad Pass           22.6     19.2
Grand Victoria**                                  104.1     76.9
Monte Carlo**                                      87.1     83.5
Silver Legacy**                                    49.5     47.1
MotorCity Casino***                                 7.7        -

(*) Amount excludes operating lease rent of $26.0 million. This property opened March 2, 1999.

(**) Amount represents 100% of this joint venture property, of which Mandalay is a 50% owner.

(***) Amount represents 100% of this joint venture property, of which Mandalay is a 53.5% owner. This property opened December 14, 1999.

FISCAL 2000 COMPARED WITH FISCAL 1999

RESULTS OF OPERATIONS

For the year ended January 31, 2000, we reported net income of $42.2 million, or $.46 per share, compared to $85.2 million, or $.90 per share, in the prior year. The results for fiscal 2000 include $83.0 million in preopening expenses associated with Mandalay Bay, our flagship hotel/casino resort in Las Vegas, and MotorCity Casino, a 53.5%-owned temporary casino in Detroit. Mandalay Bay opened March 2, 1999 and MotorCity Casino opened December 14, 1999. Fiscal 2000 results also include $5.4 million in write-offs related to a proposed timeshare resort in Las Vegas which we decided not to pursue. Fiscal 1999 results include $6.5 million of political campaign costs associated with Proposition 5, a voter initiative to approve gaming on Native American lands in California. Excluding the effects of these nonrecurring items, earnings per share were $1.08 for fiscal 2000 versus $.94 in the prior year. This increase in earnings reflected the openings of Mandalay Bay and MotorCity Casino, as well as significantly improved results at Grand Victoria, offset by increased net interest expense due to higher average borrowings.

The preopening expenses mentioned above were recorded in two ways. Costs incurred prior to January 31, 1999 were treated as a cumulative effect of a change in accounting principle and expensed in the first quarter of fiscal 2000. Costs incurred subsequent to January 31, 1999 were expensed as incurred. See Note 1 of Notes to Consolidated Financial Statements included in this annual report.

REVENUES

Revenues for fiscal 2000 increased $571.1 million, or 39%, from the prior year. All of our wholly owned and joint venture properties posted increases in revenues, with the overall increase attributable primarily to Mandalay Bay, which produced revenues of $456.2 million in its initial 11 months of operation. MotorCity Casino was also a contributor, generating revenues of $39.0 million. At Gold Strike Casino Resort in Tunica County, Mississippi, revenues rose $20.6 million, or 19%. The addition of 1,100 hotel rooms in early 1998 has enabled this property to be marketed more effectively and has spurred growth in its operating results. Grand Victoria, our riverboat casino in Illinois, generated a $13.4 million, or 40%, increase in its contribution to our revenues. Legislation permitting dockside gaming was passed in June 1999 and was a significant factor in this increase. This legislation is, however, being challenged in court. Meanwhile, revenues at Excalibur rose $10.9 million, or 4%, driven by higher room and occupancy rates during the year.

We record our share of the operating income of our unconsolidated joint ventures (Grand Victoria, Monte Carlo and Silver Legacy) as revenue under earnings of unconsolidated affiliates. Results of MotorCity Casino, however, are consolidated for financial reporting purposes.

Casino revenues increased $241.6 million, or 34%, during fiscal 2000, due principally to the openings of Mandalay Bay ($182.6 million in casino revenues) and MotorCity Casino ($36.1 million in casino revenues). Gold Strike-Tunica, with a 19% increase to $110.0 million, also contributed to the overall growth in casino revenues. Hotel revenues, meanwhile, rose $178.5 million, or 50%, due to the opening of Mandalay Bay combined with higher room and occupancy rates at our other Las Vegas properties. Revenues in our other revenue centers (principally food, beverage, amusements, retail and entertainment) rose $180.8 million, or 43%. This increase was due primarily to Mandalay Bay and to increased visitor counts at our other properties.

On October 31, 1999, the lease pursuant to which Mandalay operated the Silver City Casino expired and we ceased operation of that facility. Total revenues for Silver City for the nine months it was open in fiscal 2000 accounted for less than one-half of one percent of our consolidated revenues for that period.

INCOME FROM OPERATIONS (excluding nonrecurring items)

Income from operations for fiscal 2000 increased $79.0 million, or 32%, from the prior year. The composite operating margin was 16.0%, compared to 16.8% in fiscal 1999. While the opening of Mandalay Bay was the main driver of this growth, all of our wholly owned properties, with the exception of Edgewater, reported double-digit increases in income from operations. All of the growth occurred in the first three quarters of the year; fourth quarter results were unchanged from the prior year due to an unusually soft holiday period in Nevada. A discussion of operating results by market follows.

Las Vegas

Overall, operating income at our Las Vegas properties increased $54.1 million, or 31%. Mandalay Bay led the way, generating $26.3 million in its first 11 months. At Luxor, operating income increased $11.5 million, or 21%, while it rose $8.1 million, or 14%, at Excalibur. Both properties benefitted from higher room and occupancy rates. Luxor also benefitted from lower advertising and marketing expenses (a national advertising campaign had been in effect during the prior year). Meanwhile, operating income at Circus Circus-Las Vegas grew by $6.1 million, or 20%, due to higher average daily room rates. The 50%-owned Monte Carlo also benefitted from higher room rates, with its contribution to operating income rising 3% to $29.4 million.

Reno

In Reno, Circus Circus posted a $2.6 million, or 21%, increase in operating income over the prior year. Contributing to this strong year-to-year comparison were gains in occupancy and room rates from the prior year. Meanwhile, the Company's share of operating income from Silver Legacy grew 3% to $20.4 million in fiscal 2000. Operating results at both Reno properties improved despite the absence of a major bowling tournament last year. Reno is the host to national bowling tournaments two out of every three years, and in fiscal 2000 the city was without a tournament.

Although Mandalay owns 50% of Silver Legacy, during fiscal 2000 we recorded approximately two-thirds of Silver Legacy's operating income as a priority return on our investment. Based upon current projections, we anticipate that this priority return will be eliminated during fiscal 2001, and we will receive our normal 50% allocation.

Laughlin

Our two properties in Laughlin -- Colorado Belle and Edgewater -- reported a combined decrease in operating income of $1.0 million, or 5%, from the prior year. While both properties reported increases in revenues, health insurance costs grew as a result of unexpected increases in claims, particularly at Edgewater.

Other Markets

At Gold Strike, in Tunica County, Mississippi, operating income rose 76% during fiscal 2000, to $21.2 million. The increase is the result of the addition of an 1,100-room hotel tower and extensive remodeling of the property that was completed during the first quarter of the prior year.

The 50%-owned Grand Victoria's contribution to income from operations grew by $13.8 million for the year. As previously noted, the introduction of dockside gaming was the principal factor in this increase.

DEPRECIATION AND AMORTIZATION

In fiscal 2000, depreciation and amortization expense rose $36.2 million, to $178.3 million. This increase derived primarily from the addition of Mandalay Bay and MotorCity Casino. For fiscal 2001, we estimate that our depreciation expense will be approximately $210 million (including depreciation from MotorCity, which is consolidated).

Depreciation expense by property (in millions):

                                            Year ended January 31,
                                            ----------------------
                                                 2000      1999
                                                 ----      ----
Luxor                                           $36.8     $41.8
Mandalay Bay                                     33.9         -
Excalibur                                        16.6      15.0
Circus Circus-Las Vegas/Slots-A-Fun/Silver City  24.0      24.6
Gold Strike-Tunica                               13.4      14.0
Colorado Belle/Edgewater                         10.7       9.5
Circus Circus-Reno                               10.8      12.0
MotorCity Casino                                  5.9         -
Other                                            26.2      25.2
                                                -----     -----
                                               $178.3    $142.1
                                               ======    ======

INTEREST EXPENSE

In fiscal 2000, interest incurred (excluding interest expense from unconsolidated affiliates and before capitalized interest) rose $35.6 million to $176.7 million. We had higher average debt outstanding ($2.5 billion versus $2.0 billion in fiscal 1999) that was related principally to the completion of construction of Mandalay Bay and our core components of Masterplan Mile. Capitalized interest was $11.0 million in fiscal 2000 versus $45.5 million in the prior year; the decrease was attributable to the completion of Mandalay Bay.

We recorded interest expense from unconsolidated affiliates of approximately $11.1 million in fiscal 2000 versus $12.3 million in fiscal 1999. These amounts represent our 50% share of Silver Legacy's and Monte Carlo's interest expense.

TAXES

The effective tax rates for the years ended January 31, 2000 and 1999 were 39.1% and 39.5%. These rates reflect the federal statutory rate of 35% plus the effect of various nondeductible expenses, primarily the amortization of goodwill associated with our 1995 Gold Strike acquisition. For fiscal 2001, we estimate our effective tax rate will be approximately 37%.

FISCAL 1999 COMPARED WITH FISCAL 1998

RESULTS OF OPERATIONS

Excluding the effect of nonrecurring items, earnings per share for fiscal 1999 were $.94 versus $1.01 in the prior year. During fiscal 1999, we recorded a charge to corporate expense of $6.5 million for political campaign costs associated with Proposition 5 in California. In the prior year, we recognized approximately $8.0 million in costs associated with the resignation of our chairman and $3.4 million in preopening expenses related to a new 1,100-room hotel at our remodeled Gold Strike Casino Resort in Tunica County, Mississippi. Also during fiscal 1998, we recognized a $6.0 million gain on the sale of a company airplane.

The decrease in earnings per share reflects higher net interest expense due to higher average borrowings, as well as lower interest income due to a $35.1 million note receivable from Silver Legacy which was redeemed in the prior year.

REVENUES

Revenues for fiscal 1999 increased $125.3 million, or 9%, from fiscal 1998. All of our wholly owned properties posted increases in revenues, with the exception of Excalibur, whose revenues declined slightly. The primary contributors to the increase were Gold Strike-Tunica, Luxor and Circus Circus-Las Vegas. The completion of an 1,100-room hotel tower at Gold Strike-Tunica in the first quarter of fiscal 1999 contributed to a 133% increase in revenue at that property. Luxor achieved a revenue increase of 15% due to a new national advertising campaign, an increase in the amount of high-budget play in the casino and the opening of a new 1,200-seat showroom in the third quarter of the prior year. Revenues at Circus Circus-Las Vegas rose 6%, driven by increased contributions from the hotel department (rooms were being remodeled in the prior year) and the food and beverage department (due to selective price increases).

The above revenue increases were partially offset by reduced contributions from our joint venture properties. Our share of the operating income of joint ventures declined $15.0 million from fiscal 1998. The decline was due primarily to Grand Victoria, a 50%-owned riverboat casino in Elgin, Illinois. A January 1998 hike in the maximum tax rate on casino revenues in Illinois to 35% from 20% was responsible for a 23% decrease in Grand Victoria's contribution.

INCOME FROM OPERATIONS (excluding nonrecurring items)

Income from operations for fiscal 1999 increased $2.1 million, or 1%, from fiscal 1998. Income from operations for the first quarter decreased $21.6 million from the prior year; then, over the next three quarters, it rose $23.7 million, as we started to reap the benefits of our larger capacity, product advertising and player marketing efforts.

Operating income at Luxor rose 12% due primarily to a new national advertising campaign, while at Circus Circus-Las Vegas, operating income also grew 12% driven by higher contributions from the hotel and food departments. These increases were largely offset by 10% decreases at Excalibur and the 50%-owned Monte Carlo. Both properties incurred higher marketing expenses while revenues remained level. Meanwhile, Circus Circus-Reno posted an 18% increase in operating income, benefitting from the casino remodeling that was completed in the prior year and from more favorable weather. In Laughlin, our two properties posted a 9% increase in operating income, their first year-over-year increase since 1993. At Gold Strike-Tunica, operating income more than quadrupled to $12.1 million, as that property benefitted from extensive remodeling and the addition of an 1,100-room hotel tower which were completed in early 1998.

DEPRECIATION AND AMORTIZATION

In fiscal 1999, depreciation and amortization expense rose $12.4 million, to $142.1 million. This increase derived primarily from the new hotel tower at Gold Strike-Tunica, and from a full year's depreciation on the improvements at Circus Circus-Reno.

INTEREST EXPENSE

In fiscal 1999, interest incurred (excluding interest expense from unconsolidated affiliates and before capitalized interest) rose $30.2 million to $141.1 million. This increase was due primarily to higher average debt outstanding ($2.0 billion versus $1.6 billion in fiscal 1998) which was mainly related to the construction of Mandalay Bay. The increase in interest incurred was partially offset by higher capitalized interest ($45.5 million versus $22.0 million in fiscal 1998), also largely associated with the construction of Mandalay Bay.

Mandalay recorded interest expense from unconsolidated affiliates of approximately $12.3 million in fiscal 1999 versus $15.6 million in fiscal 1998. These amounts represent our 50% share of Silver Legacy's and Monte Carlo's interest expense.

FINANCIAL POSITION AND CAPITAL RESOURCES

Mandalay had cash and cash equivalents of $116.6 million at January 31, 2000, sufficient for normal daily operating requirements. Our pretax cash flow from operations (before nonrecurring items) was $554.2 million in fiscal 2000 compared to $415.8 million in fiscal 1999 and $401.2 million in fiscal 1998. Pretax cash flow from operations is defined as income from operations (before nonrecurring items) plus noncash operating expenses (primarily depreciation and amortization). See "Free Cash Flow Analysis" on page 21.

In fiscal 2000, we used our cash flow (in combination with borrowings) primarily to fund completion of the construction of Mandalay Bay and other core components of Masterplan Mile (a convention center, arena, monorail and aquarium exhibit); the renovation of hotel rooms at Excalibur; other miscellaneous construction projects; and the repurchase of 1.7 million shares of our common stock. During fiscal 1999, we used our cash flow (in combination with borrowings) to fund the construction of Mandalay Bay and other core components of Masterplan Mile; the renovation of hotel rooms at Excalibur; the completion of the hotel tower at Gold Strike-Tunica; other miscellaneous construction projects; and the repurchase of 4.5 million shares of our common stock.

CAPITAL SPENDING

Capital expenditures in fiscal 2000 were $352.1 million compared with $671.5 million in fiscal 1999 and $663.3 million in fiscal 1998. The majority of capital expenditures in fiscal 2000 related to the construction of Mandalay Bay ($140.6 million), the construction of the convention center and arena at Mandalay Bay ($46.1 million), the construction of the monorail connecting Mandalay Bay, Luxor and Excalibur ($26.8 million), the construction of the aquarium exhibit ($23.6 million) and the renovation of the hotel rooms at Excalibur ($13.9 million).

Most of the capital expenditures in fiscal 1999 related to the construction of Mandalay Bay ($431.8 million), the construction of the other core components of Masterplan Mile ($92.0 million), the completion of construction and remodeling at Gold Strike-Tunica ($18.8 million) and the renovation of the hotel rooms at Excalibur($12.3 million).

CREDIT FACILITY

To allow for increased borrowing capacity during the construction of Mandalay Bay, we amended our unsecured credit facility with our bank group in May 1998 to provide a more liberal test for total indebtedness during construction and a new leverage test for senior debt. The facility, which currently permits total borrowings of $1.8 billion, was amended in June 1999 to provide for a single leverage test for total indebtedness. As part of our corporate debt program, we also have a commercial paper program pursuant to which we may utilize up to $1 billion of our borrowing capacity under the credit facility to issue commercial paper. As of January 31, 2000, we had aggregate borrowings of $1.4 billion outstanding under the credit facility and an additional $50 million outstanding under our corporate debt program.

LEASE FACILITY

On October 30, 1998, we entered into an operating lease with a group of financial institutions (the "Lease Facility") that permits us to lease up to $200 million of equipment. As of June 30, 1999, we had utilized the entire $200 million Lease Facility to lease equipment at Mandalay Bay. Concurrently, the commitment under our bank credit facility was permanently reduced by the amount of the lease financing to the current $1.8 billion level. The base term of the lease expires June 30, 2001, but the lease provides for up to two successive one-year renewal terms.

SHELF REGISTRATION

In August 1998, we filed a shelf registration statement relating to $550 million of securities. These securities may be issued from time to time in the form of additional Mandalay debt securities or preferred securities of Delaware business trusts formed for the purpose of issuing their trust securities and investing the proceeds in our debt securities. In November 1998, we issued $275 million principal amount of 9-1/4% Senior Subordinated Notes due December 1, 2005 under this registration statement. Proceeds from this offering were used to repay outstanding borrowings under the credit facility. See Note 3 of Notes to Consolidated Financial Statements included in this annual report.

SILVER LEGACY

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition of the joint venture's $230 million bank credit agreement, Mandalay is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined).

NEW PROJECTS

MANDALAY BAY

On March 2, 1999, we opened Mandalay Bay, a 43-story hotel/casino resort in Las Vegas, Nevada. The resort includes approximately 3,700 rooms and 135,000 square feet of casino space and is situated on approximately 60 acres of land just south of Luxor. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach, a three-quarter-mile lazy river ride, a 30,000-square-foot spa and other entertainment attractions. In addition to internationally renowned restaurants, Mandalay Bay offers a House of Blues nightclub and restaurant, including its signature Foundation Room sited on Mandalay Bay's top floor.

Four Seasons operates 424 rooms at Mandalay Bay, providing Las Vegas visitors with a luxury "five-diamond" hospitality experience. The Four Seasons Hotel, which is owned by us and managed by Four Seasons, represents the first step in our cooperative effort with Four Seasons to identify strategic opportunities for development of hotel and casino properties worldwide. The total cost of Mandalay Bay, including the Four Seasons Hotel and including leased equipment, but excluding land, capitalized interest and preopening expenses, was approximately $1 billion.

During construction, Mandalay Bay's hotel tower experienced settling in excess of the level contemplated in the building's original design. The settling was greater in some portions of the structure than in others. We retained geotechnical, structural engineering and foundation consultants who evaluated the situation and recommended remedial measures, which were completed prior to the opening of the property. The evaluation of these remedial measures will continue over time to determine if any further action will be required.

MASTERPLAN MILE

Masterplan Mile is our development property with approximately one mile of frontage on the Las Vegas Strip. The property currently contains the Mandalay Bay, Luxor and Excalibur sites. Our development plan for Masterplan Mile includes various core components which will be cross-marketed to guests at our existing and future hotel/casino within this resort development. These components include a 125,000-square-foot convention facility (which opened March 12, 1999) and a 12,000-seat arena (which opened April 10, 1999). The total cost of the convention facility and arena (excluding land, capitalized interest and preopening expenses) was approximately $125 million. Additional core components include a monorail system (which opened April 10, 1999) linking the resorts within our Masterplan Mile, as well as an aquarium exhibit, the Shark Reef at Mandalay Bay, which is currently under construction and is expected to open in the summer of 2000. The cost of the monorail (excluding land, capitalized interest and preopening expenses) was approximately $40 million. The estimated cost of the aquarium (excluding land, capitalized interest and preopening expenses) is approximately $45 million, of which $25.3 million had been incurred as of January 31, 2000. We may add other core components to our development plan for Masterplan Mile in the future.

DETROIT

We have formed a joint venture with the Detroit-based Atwater Casino Group to build, own and operate a hotel/casino in Detroit, Michigan. This joint venture is one of three groups which negotiated development agreements with the city. We had an initial 45% ownership interest in the joint venture. Effective December 14, 1999, we acquired an additional 8.5% interest at a cost of $38.4 million, thus increasing our total ownership interest to 53.5%.

Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. MotorCity Casino contains approximately 75,000 square feet of gaming space, with approximately 2,600 slot machines and 136 table games, plus five restaurants and a 3,450-space parking facility. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed pursuant to the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. Mandalay has guaranteed this credit facility subject to the release of the guaranty if certain performance measures are reached. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel/casino facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

The Detroit joint venture is planning a $600 million permanent hotel/casino facility. We have committed to contribute 20% of this amount in the form of equity, and the joint venture will seek project-specific funding for the balance of the cost. The development agreement provides that we will guarantee completion of the permanent facility and will enter into a keep-well guarantee with the city, pursuant to which we could be required to contribute additional funds, if and as needed, to continue operation of the project for a period of two years. This keep-well agreement also applies to the temporary casino. Mandalay has issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to the land on which the permanent facility will be built.

Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Detroit Casino Competitive Selection Process and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability to MotorCity Casino. No assurance can be given regarding the timing and outcome of these proceedings. An adverse ruling in any of these lawsuits could adversely impact the status of our joint venture's operation of the temporary facility, as well as its ability to obtain a certificate of suitability and a casino license for its permanent facility.

MISSISSIPPI GULF COAST

We have announced plans to develop a hotel/casino resort on the Mississippi Gulf Coast at the north end of the Bay of St. Louis, near the DeLisle exit on Interstate 10. While we have received all necessary approvals to commence development, these approvals have been challenged in federal court. We anticipate that the design and construction of this project will begin only after satisfactory resolution of all legal actions. Currently, we expect the resort to include approximately 1,500 rooms and involve an investment of approximately $225 million. Present plans call for Mandalay to own 90% of the resort, with a partner contributing land (up to 500 acres) in exchange for the remaining 10% interest.

LIQUIDITY

Based on our operating cash flows, credit facility and ability to raise additional funds through debt or equity markets, we believe we have sufficient capital resources to meet all of our existing cash obligations, fund our capital commitments on projects under way and strategically repurchase shares of our common stock. As of January 31, 2000, under our most restrictive loan covenant, we could issue additional debt of approximately $10 million. Our borrowing capacity was diminished by the low fourth quarter results, but should increase substantially in the first quarter of fiscal 2001, and thereafter, as operating cash flow rebounds to normal quarterly levels. In April 1999, our Board of Directors authorized the repurchase of up to 15% (or approximately 13.6 million) of the outstanding shares of common stock, as market conditions and other factors warrant.

MARKET RISK AND DERIVATIVE FINANCIAL INSTRUMENTS

Mandalay is exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our variable-rate debt. We manage this market risk by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace. We do not utilize derivative financial instruments for trading purposes. There were no material quantitative changes in our market risk exposure, or how such risks are managed, during fiscal 2000.

Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched either with specific fixed-rate debt obligations or with levels of variable-rate borrowings.

To manage our exposure to counterparty credit risk in interest rate swaps, we enter into agreements with highly rated institutions that can be expected to fully perform under the terms of such agreements. Frequently, these institutions are also members of the bank group providing our credit facility, which management believes further minimizes the risk of nonperformance.

The following table provides information about our financial instruments (both interest rate swaps and debt obligations) that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract. Weighted-average variable rates are based on implied forward rates in the yield curve. Implied forward rates should not be considered a predictor of actual future interest rates.

                                  Year ending January 31,
                         ---------------------------------------
(in millions)            2001    2002      2003     2004     2005    Thereafter   Total
                         ----    ----      ----     ----     ----    ----------   -----
Long-term debt (including current portion)
  Fixed-rate             $0.5    $0.3      $0.3   $150.2     $0.3    $927.7     $1,079.3
  Average interest
   rate                   5.6%    6.7%      6.7%     6.7%     6.7%      7.6%         7.5%
  Variable-rate         $12.5   $52.5  $1,535.0    $25.0        -         -     $1,625.0
  Average interest
   rate                   6.9%    7.3%      7.3%     7.4%       -         -          7.3%
Interest rate swaps
  Pay fixed            $200.0       -    $200.0   $200.0        -    $150.0       $750.0
  Average payable
   rate                   6.1%      -       6.1%     6.4%       -       5.9%         6.1%
  Average receivable
   rate                   6.9%      -       7.3%     7.4%       -       7.7%         7.3%

YEAR 2000 READINESS DISCLOSURE

In the past, many computer software programs were written using two digits rather than four to define the applicable year. As a result, information technology ("IT"), such as date-sensitive computer software, as well as non-IT systems (such as equipment containing microcontrollers or other embedded technology) might recognize a date using "00" as the year 1900 rather than the year 2000. This has generally been referred to as the Year 2000 issue. The inability to correctly recognize the year 2000 created the potential for computer system failures or miscalculations by computer programs, which might have disrupted operations.

We established a task force to coordinate our response to the Year 2000 issue, and established a program for dealing with the issue at our wholly owned properties and at our joint venture properties. The program is described in our earlier reports on Form 10-K and Form 10-Q beginning with our report on Form 10-Q for the quarter ended July 31, 1998.

The program was completed prior to January 31, 2000, and, as of the date of this report, we have not experienced any significant Year 2000 problems or incurred any disruption in operations.

We estimate that the total cost of making our systems and those of our joint venture properties Year-2000 compliant was approximately $6 million. Most of this cost related to the acquisition of new computer hardware and software to replace noncompliant personal computers and noncompliant software. These costs were capitalized, and the equipment and software are being depreciated over their expected useful lives. To the extent that existing hardware or software was replaced, we recognized a loss currently for the undepreciated balance. This loss is included in the above cost estimate. Furthermore, all costs related to software modification and to the administration of our Year 2000 project were expensed as incurred and are likewise included in the cost estimate above.

MANDALAY RESORT GROUP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

January 31, (in thousands, except share data)         2000         1999
                                                     ------       ------
ASSETS
Current assets
  Cash and cash equivalents                       $  116,617  $   81,389
  Accounts receivable                                 53,071      26,136
  Income tax receivable                                9,096           -
  Inventories                                         28,499      24,270
  Prepaid expenses                                    47,807      21,451
  Deferred income tax                                 26,449       8,032
                                                   ---------   ---------
     Total current assets                            281,539     161,278
                                                   ---------   ---------
Property, equipment and leasehold interests,
    at cost, net                                   3,335,071   3,000,822
                                                   ---------   ---------

Other assets
  Excess of purchase price over fair
    market value of net assets acquired, net         396,433     367,076
  Notes receivable                                     1,605      10,895
  Investments in unconsolidated affiliates           264,995     271,707
  Deferred charges and other assets                   49,833      57,929
                                                   ---------   ---------
     Total other assets                              712,866     707,607
                                                   ---------   ---------

     Total assets                                 $4,329,476  $3,869,707
                                                   =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt               $   13,022  $    3,481
  Accounts and contracts payable
    Trade                                             40,395      23,745
    Construction                                      33,415      75,030
  Accrued liabilities
    Salaries, wages and vacations                     46,897      40,006
    Progressive jackpots                              11,417       8,889
    Advance room deposits                             11,005       8,195
    Interest payable                                  19,395      27,767
    Other                                             69,073      44,460
                                                   ----------  ---------

     Total current liabilities                       244,619     231,573
                                                   ----------  ---------
Long-term debt                                     2,691,292   2,259,149
                                                   ----------  ---------
Other liabilities
  Deferred income tax                                210,689     200,376
  Other long-term liabilities                         20,192      20,981
                                                   ---------   ---------
     Total other liabilities                         230,881     221,357
                                                   ---------   ---------

     Total liabilities                             3,166,792   2,712,079
                                                   ---------   ---------

Commitments and contingent liabilities
                                                   ---------   ---------

Minority interest                                    (25,096)          -
                                                   ---------   ---------
Stockholders' equity
  Common stock $.01-2/3 par value
  Authorized -- 450,000,000 shares
  Issued -- 113,634,013 and 113,622,508 shares         1,894      1,894
  Preferred stock $.01 par value
  Authorized -- 75,000,000 shares                          -          -
  Additional paid-in capital                         565,925    558,935
  Retained earnings                                1,201,632  1,159,469
  Treasury stock (23,764,216 and 22,959,425
  shares), at cost                                  (581,671)  (562,670)
                                                   ---------  ---------
   Total stockholders' equity                      1,187,780  1,157,628
                                                   ---------  ---------

   Total liabilities and stockholders' equity     $4,329,476 $3,869,707
                                                   =========  =========

       The accompanying notes are an integral part of these consolidated financial statements.

MANDALAY RESORT GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year ended January 31,
(in thousands, except share data)

                                           2000        1999          1998
                                          ------      ------        ------
Revenues
  Casino                              $  951,492   $  709,909   $   632,122
  Rooms                                  534,132      355,635       330,644
  Food and beverage                      346,647      246,622       215,584
  Other                                  251,509      170,701       142,407
  Earnings of unconsolidated affiliates   98,627       83,967        98,977
                                        --------    ---------     ---------
                                       2,182,407    1,566,834     1,419,734
  Less-complimentary allowances         (131,509)     (87,054)      (65,247)
                                       ---------    ---------     ---------
                                       2,050,898    1,479,780     1,354,487
                                       ---------    ---------     ---------
Costs and expenses
  Casino                                 510,794      367,449       316,902
  Rooms                                  189,419      128,622       122,934
  Food and beverage                      276,261      207,663       199,955
  Other operating expenses               179,907      113,864        99,460
  General and administrative             339,455      253,138       223,263
  Depreciation and amortization          169,226      133,801       117,474
  Operating lease rent                    25,994            -             -
  Preopening expenses                     49,134            -         3,447
  Abandonment loss                         5,433            -             -
                                       ---------    ---------     ---------
                                       1,745,623    1,204,537     1,083,435
                                       ---------    ---------     ---------
Operating profit before
   corporate expense                     305,275      275,243       271,052
Corporate expense                         31,539       32,464        34,552
                                       ---------    ---------     ---------
Income from operations                   273,736      242,779       236,500
                                       ---------    ---------     ---------

Other income (expense)
  Interest, dividends and
     other income                          3,652        2,730         9,779
  Interest income and guarantee fees
     from unconsolidated affiliate         2,775        3,122         6,041
  Interest expense                      (165,670)     (95,541)      (88,847)
  Interest expense from unconsolidated
        affiliates                       (11,085)     (12,275)      (15,551)
                                       ---------    ---------     ---------
                                        (170,328)    (101,964)      (88,578)
                                       ---------    ---------     ---------

Minority interest                           (292)           -             -
                                       ---------    ---------     ---------

Income before provision for income tax   103,116      140,815       147,922
Provision for income tax                  38,959       55,617        58,014
                                       ---------    ---------     ---------

Income before cumulative effect of
  change in accounting principle          64,157       85,198        89,908
Cumulative effect of change in
  accounting principle for pre-
  opening expenses, net of tax
  benefit of $11,843                     (21,994)           -             -
                                       ---------    ---------     ---------

Net income                            $   42,163   $   85,198    $   89,908
                                       =========    =========     =========

Basic earnings per share:
  Income before cumulative effect of
  change in accounting principle      $      .71 $      .90  $     .95
  Cumulative effect of change in
  accounting principle                      (.24)         -          -
                                       ---------  ---------   --------

  Net income                          $      .47 $      .90  $     .95
                                       =========  =========   ========

Diluted earnings per share:
  Income before cumulative effect of
  change in accounting principle      $      .70 $      .90  $     .94
  Cumulative effect of change in
  accounting principle                      (.24)         -          -
                                       ---------  ---------   --------

  Net income                          $      .46 $      .90  $     .94
                                       =========  =========   ========

       The accompanying notes are an integral part of these consolidated financial statements.

MANDALAY RESORT GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended January 31,
Increase (decrease) in cash                     2000       1999       1998
 and cash equivalents (in thousands)           -------    -------   --------
Cash flows from operating activities
  Net income                                  $ 42,163   $ 85,198   $ 89,908
                                               -------    -------    -------

  Adjustments to reconcile net income to
   net cash provided by operating activities
      Depreciation and amortization            172,407    142,141    129,729
      Increase (decrease) in deferred
        income tax                              (8,104)    24,281     24,005
      Increase (decrease) in interest
        payable                                 (8,372)     9,939      8,824
      (Gain) loss on sale of fixed assets        2,903     (1,641)    (6,519)
      (Increase) decrease in other current
        assets                                 (53,797)     4,504     (2,605)
      Increase in other current liabilities     42,930     19,906      6,148
      (Increase) decrease in other noncurrent
        assets                                  21,217    (35,817)      (785)
      Decrease in other noncurrent
           liabilities                             (49)       (65)       (65)
      Unconsolidated affiliates' earnings
        in excess of distributions              (6,419)   (10,863)   (33,330)
                                               -------    -------    -------

        Total adjustments                      162,716    152,385    125,402
                                               -------    -------    -------

      Net cash provided by operating
           activities                          204,879    237,583    215,310
                                               -------    -------    -------

Cash flows from investing activities
  Capital expenditures                        (352,133)  (671,547)  (663,270)
  Increase (decrease) in construction
    payable                                    (63,474)    34,360     19,526
  (Increase) decrease in investments in
    unconsolidated affiliates                   10,728     (5,865)    (8,353)
  Net cash paid for additional ownership
    interest in joint venture                  (19,331)         -          -
  (Increase) decrease in notes receivable      (24,952)    (9,820)    35,368
  Proceeds from sale of equipment and other
    assets                                         697      5,788      8,160
                                               -------    -------    -------

      Net cash used in investing activities   (448,465)  (647,084)  (608,569)
                                               -------    -------    -------

Cash flows from financing activities
  Proceeds from issuance of senior notes             -    275,000          -
  Net effect on cash of issuances and
    payments of debt with initial maturities
    of three months or less                    294,990    502,528    474,355
  Issuance of debt with initial maturities
    in excess of three months                        -    337,334    201,843
  Principal payments of debt with initial
    maturities in excess of three months        (3,425)  (644,241)  (290,712)
  Exercise of stock options                     17,616        310      7,889
  Purchase of stock warrants                         -          -     (2,000)
  Purchases of treasury stock                  (29,627)   (51,634)    (1,300)
  Other                                           (740)    12,962     (7,701)
                                               -------    -------    -------
  Net cash provided by financing
   activities                                  278,814    432,259    382,374
                                               -------    -------    -------

Net increase (decrease) in cash and cash
   equivalents                                  35,228     22,758    (10,885)

Cash and cash equivalents at beginning
  of year                                       81,389     58,631     69,516
                                               -------    -------    -------

Cash and cash equivalents at end of year      $116,617   $ 81,389   $ 58,631
                                               =======    =======    =======

Supplemental cash flow disclosures

  Cash paid during the year for interest
   (net of amount capitalized)                $170,272   $ 82,879   $ 77,426
  Income tax                                  $ 42,551   $ 18,770   $ 37,395

  Acquisition of additional ownership
   interest in joint venture

  Cash paid                                   $(38,386)  $      -   $      -

  Current assets, other than cash              (13,462)         -          -
  Property and equipment                      (146,143)         -          -
  Other assets                                 (14,092)         -          -
  Current liabilities                           33,693          -          -
  Long-term debt                               179,180          -          -
  Stockholders' equity                         (20,121)         -          -
                                               -------    -------    -------

     Net cash paid for acquisition            $(19,331)  $      -   $      -
                                               =======    =======    =======

       The accompanying notes are an integral part of these consolidated financial statements.

MANDALAY RESORT GROUP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                            Common Stock Issued  Additional                          Total
                                            -------------------   Paid-in      Retained   Treasury  Stockholders'
                                             Shares    Amount     Capital      Earnings    Stock       Equity
                                             ------    ------     -------      --------    -----       ------
(in thousands)
Balance, January 31, 1997                    112,808   $1,880    $498,893     $984,363  $(513,345)    $971,791
  Net income                                       -        -           -       89,908          -       89,908
  Exercise of stock options                       46        -       4,317            -      3,572        7,889
  Treasury stock acquired (38 shares),
   at cost                                         -        -           -            -     (1,300)      (1,300)
  Conversion of subsidiary preferred stock       755       13      17,618            -          -       17,631
  Sale/purchase of puts and calls                  -        -      35,536            -          -       35,536
  Amortization of deferred compensation            -        -       4,294            -          -        4,294
  Purchase of warrants                             -        -      (2,000)           -          -       (2,000)
                                             -------    -----     -------    ---------    -------    ---------

Balance, January 31, 1998                    113,609    1,893     558,658    1,074,271   (511,073)   1,123,749
  Net income                                       -        -           -       85,198          -       85,198
  Exercise of stock options                       14        1         272            -         37          310
  Treasury stock acquired (4,466 shares),
   at cost                                         -        -           -            -    (51,634)     (51,634)
  Other                                            -        -           5            -          -            5
                                             -------    -----     -------    ---------    -------    ---------

Balance, January 31, 1999                    113,623    1,894     558,935    1,159,469   (562,670)   1,157,628
  Net income                                       -        -           -       42,163          -       42,163
  Exercise of stock options                       11        -       6,990            -     10,626       17,616
  Treasury stock acquired (1,672 shares),
   at cost                                         -        -           -            -    (29,627)     (29,627)
                                             -------    -----     -------    ---------    -------    ---------

Balance, January 31, 2000                    113,634   $1,894    $565,925   $1,201,632  $(581,671)  $1,187,780
                                             =======    =====     =======    =========    =======    =========


        The accompanying notes are an integral part of these consolidated financial statements.

            MANDALAY RESORT GROUP AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION
Mandalay Resort Group (the "Company"), which changed its name from Circus Circus Enterprises, Inc. effective June 18, 1999, was incorporated February 27, 1974. The Company owns and operates hotel and casino facilities in Las Vegas, Reno, Laughlin, Jean and Henderson, Nevada and a hotel and dockside casino in Tunica County, Mississippi. In Detroit, Michigan, the Company is the majority investor in a temporary casino which opened December 14, 1999. It is also an investor in several unconsolidated affiliates, with operations that include a riverboat casino in Elgin, Illinois, a hotel/casino in Reno, Nevada and a hotel/casino on the Las Vegas Strip. (See Note 10 - Investments in Unconsolidated Affiliates.)

   The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and the Detroit joint venture, which is required to be consolidated. Material intercompany accounts and transactions have been eliminated. Investments in 50% or less owned affiliated companies are accounted for under the equity method.

GOODWILL
On December 14, 1999, the Company purchased an additional ownership interest in a joint venture which operates MotorCity Casino, a temporary casino in Detroit, Michigan, bringing its total ownership interest to 53.5%. On June 1, 1995, the Company completed its acquisition of Gold Strike Resorts, in which it acquired two hotel/casino facilities in Jean, Nevada, one in Henderson, Nevada, a 50% interest in a joint venture which owns Grand Victoria, a riverboat casino and land-based entertainment complex in Elgin, Illinois, and a 50% interest in a joint venture which owns the Monte Carlo, a major hotel/casino on the Las Vegas Strip. On February 1, 1983, the Company purchased the Edgewater Hotel and Casino in Laughlin, Nevada and on November 1, 1979, the Company purchased the Slots-A-Fun Casino in Las Vegas. The excess of the purchase price over the fair market value of the net assets acquired amounted to $38.4 million for the purchase of the additional ownership interest in MotorCity Casino, $394.5 million for the purchase of Gold Strike Resorts, $9.7 million for the purchase of the Edgewater and $4.2 million for the purchase of Slots-A-Fun, and each is being amortized over a period of 40 years with the exception of the MotorCity Casino interest which is being amortized over a period of 25 years.

CAPITALIZED INTEREST
The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When debt is not specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. The amounts capitalized during the years ended January 31, 2000, 1999 and 1998, were $11.0 million, $45.5 million and $22.0 million, respectively.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and the average cost methods.

CASH EQUIVALENTS
At January 31, 2000 and 1999, cash equivalents (consisting principally of money market funds and instruments with initial maturities of three months or less) had a cost approximately equal to market value.

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

--------------------------------------------------------------------------------

Buildings and improvements                            15-45 years
Equipment, furniture and fixtures                      3-15 years
Leasehold interests and improvements                   5-16 years

--------------------------------------------------------------------------------

    Accumulated amortization of the excess of the purchase price over the fair market value of the net assets of businesses acquired was $51.7 million and $41.3 million, as of January 31, 2000 and 1999, respectively.

REVENUES AND EXPENSES
Casino revenues are the net difference between the sums received as winnings and the sums paid as losses. Revenues include the retail value of rooms, food and beverage furnished gratuitously to customers. Such amounts are then deducted as complimentary allowances. The costs of such rooms, food and beverage were included as casino expenses as follows: $76.5 million, $58.7 million and $45.9 million for the fiscal years ended January 31, 2000, 1999 and 1998, respectively. For the three years, approximately 80-85% of such costs were for food and beverage with the balance for rooms.

RECLASSIFICATIONS
The financial statements for prior years reflect certain reclassifications, which have no effect on net income, to conform with classifications adopted in the current year.

PREOPENING EXPENSES
Preopening expenses consist principally of direct incremental personnel costs and advertising and marketing expenses. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, preopening expenses incurred prior to January 31, 1999 ($33.8 million), on projects opening after that date, are reflected, net of income tax benefit of $11.8 million, as a cumulative effect of a change in accounting principle for preopening expenses in the consolidated statements of income.

Preopening expenses incurred after January 31, 1999 are expensed as incurred. Previously, these costs were capitalized prior to the opening of the specific project and were charged to expense at the commencement of operations.

        For the year ended January 31, 2000, preopening expenses of $83.0 million relate primarily to Mandalay Bay, The Four Seasons at Mandalay Bay, and the Company's joint venture in Detroit. For the year ended January 31, 1998, preopening expenses amounted to $3.4 million related to the opening of a hotel tower at Gold Strike Casino Resort in Tunica County, Mississippi.

ABANDONMENT LOSS
During fiscal 2000, the Company wrote off $5.4 million related to a proposed timeshare resort in Las Vegas which the Company decided not to pursue.

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

Note 2.  Property, Equipment and Leasehold Interests

Property, equipment and leasehold interests consist of the following:

January 31, (in thousands)                     2000         1999
----------------------------------------------------------------
Land and land leases                     $  364,781   $  362,661
Buildings and improvements                2,872,900    1,851,511
Equipment, furniture and fixtures           896,435      653,058
Leasehold interests and improvements         11,305       11,192
----------------------------------------------------------------
                                          4,145,421    2,878,422

Less - accumulated depreciation
 and amortization                          (893,776)    (733,967)
----------------------------------------------------------------
                                          3,251,645    2,144,455

Construction in progress                     83,426      856,367
----------------------------------------------------------------

                                         $3,335,071   $3,000,822
                                         ==========   ==========

Note 3.  Long-term Debt

Long-term debt consists of the following:

January 31, (in thousands)                     2000         1999
----------------------------------------------------------------
Amounts due under bank credit agreements
  at floating interest rates, weighted
  average of 6.8% and 6.0%                 $1,425,000   $1,130,000
Amounts due under corporate debt program
  at floating interest rates, weighted
  average of 6.2% and 5.7%                     50,000       50,000
Amounts due under majority-owned joint
  venture revolving credit facility at
  floating interest rates, weighted
  average of 7.1%                             150,000            -
9-1/4% Senior Subordinated Notes due 2005     275,000      275,000
6.45% Senior Notes due 2006 (net of
  unamortized discount of $264 and $308)      199,736      199,692
7-5/8% Senior Subordinated Debentures
  due 2013                                    150,000      150,000
6-3/4% Senior Subordinated Notes due 2003
  (net of unamortized discount of $55
  and $71)                                    149,945      149,929
7.0% Debentures due 2036 (net of
  unamortized discount of $119 and $133)      149,881      149,867
6.70% Debentures due 2096 (net of
  unamortized discount of $183 and $231)      149,817      149,769
Other notes                                     4,935        8,373
                                            ---------    ---------
                                            2,704,314    2,262,630
Less - current portion                        (13,022)      (3,481)
                                            ---------    ---------
                                           $2,691,292   $2,259,149
                                            =========    =========

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

    In May 1997, the Company renegotiated its $1.5 billion unsecured credit facility, dated January 29, 1996. This agreement was replaced by a new $2 billion unsecured credit facility which matures on July 31, 2002 (the "Facility"). See Note 4 - Leasing Arrangements, for permanent reductions in the availability under the credit facility due to certain operating lease transactions. The maturity date may be extended for an unlimited number of one-year periods with the consent of the bank group. The Facility contains financial covenants regarding total debt and investments. The Facility is for general corporate purposes. The Company incurs commitment fees (currently
17.5 basis points) on the unused portion of the Facility. As of January 31, 2000, the Company had $1.4 billion of borrowings under the Facility. At such date, the Company also had $50 million issued under the corporate debt program thus reducing, by that amount, the credit available under the Facility for purposes other than repayment of such indebtedness. The fair value of the debt issued under the Facility and the corporate debt program approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

    On December 14, 1999, the Company acquired an additional 8.5% ownership interest in the joint venture that owns and operates MotorCity Casino in Detroit, Michigan bringing the total ownership interest to 53.5%. Therefore, long-term debt of that joint venture is reflected as an obligation of the Company. In June 1999, the joint venture entered into a $150 million reducing revolving credit facility (the "Detroit Facility") which matures on June 30, 2003. The Detroit Facility reduces by fixed amounts quarterly, beginning on December 31, 2000, and contains financial covenants regarding total debt, capital expenditures and investments. The Detroit Facility was used primarily to develop and construct the temporary casino facility. The Detroit Facility is unconditionally guaranteed by the Company, subject to release after one year if certain performance measures are reached. As of January 31, 2000, the joint venture had $150 million of borrowings outstanding under the Detroit Facility. The fair value of the debt issued under the Detroit Facility approximates the carrying amount of the debt.

    In November 1998, the Company issued $275 million principal amount of 9-1/4% Senior Subordinated Notes due December 2005 (the "9-1/4% Notes"), with interest payable each June and December. The 9-1/4% Notes are redeemable at the option of the Company, in whole, at 100% of the principal amount plus a make-whole premium at any time prior to December 1, 2002. The 9-1/4% Notes are also redeemable at the option of the Company, in whole or in part, beginning December 1, 2002 at prices declining annually to 100% on or after December 1, 2004. The Company may also use the net proceeds of a public offering of equity securities to redeem up to 35% of the 9-1/4% Notes prior to December 1, 2001. The 9-1/4% Notes are not subject to any sinking fund requirements. The net proceeds from this offering were used to repay borrowings under the Company's credit facility. As of January 31, 2000, the estimated fair value of the 9-1/4% Notes was $273.6 million, based on their trading price.

    In November 1996, the Company issued $150 million principal amount of 7.0% Debentures due November 2036 (the "7.0% Debentures"). The 7.0% Debentures may be redeemed at the option of the holder in November 2008. Also, in November 1996, the Company issued $150 million principal amount of 6.70% Debentures due November 2096 (the "6.70% Debentures"). The 6.70% Debentures may be redeemed at the option of the holder in November 2003. Both the 7.0% Debentures, which were discounted to $149.8 million, and the 6.70% Debentures, which were discounted to $149.7 million, have interest payable each May and November, are not redeemable by the Company prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 2000, the estimated fair value of the 7.0% Debentures was $131.3 million and the estimated fair value of the 6.70% Debentures was $139.1 million, based on their trading prices.

    In February 1996, the Company issued $200 million principal amount of 6.45% Senior Notes due February 1, 2006 (the "6.45% Notes"), with interest payable each February and August. The 6.45% Notes, which were discounted to $199.6 million, are not redeemable prior to maturity and are not sub-ject to any sinking fund requirements. The net proceeds from this offering were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 2000, the estimated fair value of the 6.45% Notes was $177.0 million, based on their trading price.

    In July 1993, the Company issued $150 million principal amount of 6-3/4% Senior Subordinated Notes (the "6-3/4% Notes") due July 2003 and $150 million principal amount of 7-5/8% Senior Subordinated Debentures (the "7-5/8% Debentures") due July 2013, with interest payable each July and January. The 6-3/4% Notes, which were discounted to $149.8 million, and the 7-5/8% Debentures are not redeemable prior to maturity and are not subject to any sinking fund requirements. The net proceeds from these offerings were used primarily to repay borrowings under the Company's corporate debt program. As of January 31, 2000, the estimated fair value of the 6-3/4% Notes was $138.8 million and the estimated fair value of the 7-5/8% Debentures was $126.0 million, based on their trading prices.

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

    The Company has entered into various interest rate swaps, principally with its bank group, to manage interest expense, which is subject to fluctuation due to the variable-rate nature of the debt under the Company's corporate debt program. The Company has interest rate swap agreements under which it pays a fixed interest rate (weighted average of approximately 6.1%) and receives a variable interest rate (weighted average of approximately 6.1% at January 31, 2000) on $550 million notional amount of "initial" swaps. The net effect of all such swaps resulted in additional interest expense of $1.7 million for the year. Two of the initial swaps with a combined notional amount of $150 million provide that the swaps will terminate two business days after any date on which three-month LIBOR is set at or above 9.0% on or after October 15, 2000 for $100 million notional amount and on or after January 15, 2001 for $50 million notional amount. These swaps otherwise terminate in fiscal 2008. The remaining two initial swaps of $200 million notional amount each terminate in fiscal 2003 and 2004.

    The Company had also entered into a forward interest rate swap with a notional amount of $200 million which has an effective date of December 31, 1999 and a termination date of March 31, 2000. Under this agreement, the Company paid a fixed rate of 6.1% and received a variable interest rate based on three-month LIBOR.

  The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company considers the risk of nonperformance by the counterparties to be minimal because the parties to the swaps are predominantly members of the Company's bank group. If the Company had terminated all swaps as of January 31, 2000, the Company would have received a net amount of approximately $11.4 million based on quoted market values from the various financial institutions holding the swaps.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement establishes accounting and reporting standards for derivative financial instruments. The provisions of SFAS 133 require that a company recognize derivatives as either assets or liabilities on its balance sheet and that the instrument be valued at its fair value. The statement also defines the criteria and conditions which govern the recognition of subsequent changes in the fair value of the instrument as either balance sheet or income statement events. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this pronouncement to materially impact its results of operations or financial position.

    As of January 31, 2000, under the Company's most restrictive loan covenant, the Company was restricted from issuing additional debt in excess of approximately $10 million.

    Required annual principal payments as of January 31, 2000 are as follows:

Year ending January 31, (in thousands)
----------------------------------------------------------------
2001                                                  $   13,022
2002                                                      52,793
2003                                                   1,535,274
2004                                                     175,219
2005                                                         274
Thereafter                                               927,732
----------------------------------------------------------------
                                                      $2,704,314
                                                      ==========

Note 4.  Leasing Arrangements

    On October 30, 1998, the Company entered into an operating lease agreement with a group of financial institutions (the "Lease Facility") to permit the Company to lease up to $200 million of equipment. As of June 30, 1999, the Company had utilized the entire $200 million Lease Facility to lease equipment at Mandalay Bay and the commitment under the Company's bank credit facility was permanently reduced to $1.8 billion. The base term of the lease expires June 30, 2001, but the lease provides for up to two successive one-year renewal terms. The rent expense related to this lease facility is reported separately on the consolidated statements of income as operating lease rent.

    On October 31, 1999, the lease pursuant to which the Company operated the Silver City Casino expired and the Company ceased operation of that facility.

    The Company also leases various storage facilities and equipment and has various air space under operating leases expiring individually through 2032. A portion of the Circus Circus facility in Reno is built on leased land with various operating leases expiring through 2033. The following is a schedule of future minimum rental payments required as of January 31, 2000 under those operating leases that have lease terms in excess of one year:


Year ending January 31, (in thousands)
----------------------------------------------------------------
2001                                                     $40,236
2002                                                      20,789
2003                                                       1,709
2004                                                       1,036
2005                                                         636
Thereafter                                                 6,109
----------------------------------------------------------------
                                                         $70,515
                                                         =======


Rent expense for all leases accounted for as operating leases was as follows:


Year ended January 31,
(in thousands)                         2000      1999       1998
-----------------------------------------------------------------
Operating rent expense               $27,988    $3,454     $3,211
                                     =======    ======     ======


Note 5. Income Tax

The components of the provision for income tax are as follows:


Year ended January 31,
(in thousands)                         2000      1999       1998
-----------------------------------------------------------------
Current
   Federal                            $38,069   $34,810   $36,980
   State                                  734       510       491
                                      -------   -------   -------
                                       38,803    35,320    37,471
                                      -------   -------   -------

Deferred
   Federal                            (11,687)   20,297    20,543
                                      -------   -------   -------

                                      $27,116   $55,617   $58,014
                                      =======   =======   =======


    The Company has recognized a tax benefit of $1.7 million, $38,000 and $0.9 million related to the exercise of stock options for the fiscal years ended January 31, 2000, 1999 and 1998, respectively. Such amounts reduce the current portion of taxes payable.

    The cumulative balance of the deferred tax liability is due predominantly to temporary book/tax depreciation differences. The components of deferred income tax expense are as follows:

Year ended January 31,
(in thousands)                            2000     1999     1998
----------------------------------------------------------------
Additional depreciation
 resulting from the use of
 accelerated methods for tax
 purposes and the straight-line
 method for financial statement
 purposes                               $10,723  $11,811 $14,089
Effect of writing off preopening
 expenses for financial statement
 purposes and amortizing over five
 years for tax purposes                 (16,932)   1,062   1,281
Difference between book and
 tax basis of assets written off              -      497     327
Book reserve for bad debts not
 currently deductible for tax purposes   (2,715)    (872)   (462)
Difference between book and tax
 basis of investments in uncon-
 solidated affiliates                    (2,294)   3,392   5,730
Outstanding chips and tokens                 42    1,501    (150)
Capitalized interest                        431    2,993   1,432
Other, net                                 (942)     (87) (1,704)
                                     ----------------------------
                                       $(11,687) $20,297 $20,543
                                     ============================

    The reconciliation of the difference between the federal statutory tax rate and the Company's effective tax rate is as follows:

Year ended January 31,                    2000     1999     1998
-----------------------------------------------------------------
Federal statutory tax rate                35.0%    35.0%    35.0%
Nondeductible goodwill                     5.3      2.5      2.4
Nondeductible political contributions       .8      2.0       .3
Nondeductible compensation                   -        -      2.2
Nondeductible tax credits                 (1.8)     (.6)     (.5)
Other, net                                 (.2)      .6      (.2)
                                          -----------------------
Effective tax rate                        39.1%    39.5%    39.2%
                                          =======================

    The income tax effects of temporary differences between financial and income tax reporting that gave rise to deferred income tax assets and liabilities at January 31, 2000 and 1999, under the provisions of Statement of Financial Accounting Standards No. 109, are as follows:

Year ended January 31,
(in thousands)                               2000           1999
----------------------------------------------------------------
Deferred tax liabilities
 Property and equipment                  $192,898       $176,592
 Investments in unconsolidated
  affiliates                               17,310         18,697
 Other                                      9,647         13,205
                                          -------        -------
   Gross deferred tax liabilities         219,855        208,494

Deferred tax assets
 Accrued vacation benefits                  6,471          5,045
 Bad debt reserve                           4,832          2,117
 Preopening expense, net of amortization   17,451            520
 Other                                      6,861          8,468
                                          -------        -------
   Gross deferred tax assets               35,615         16,150
                                          -------        -------
   Net deferred tax liabilities          $184,240       $192,344
                                          =======        =======

Note 6.  Employee Retirement Plans

Approximately 41% of the Company's employees are covered by union-sponsored, collectively bargained, multi-employer, defined benefit pension plans. The Company contributed $12.8 million, $10.2 million and $9.9 million during the years ended January 31, 2000, 1999 and 1998, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked.

    The Company also has a profit sharing and investment plan covering primarily nonunion employees who are at least 21 years of age and have at least one year of service. The plan is a voluntary defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The plan allows for investments in the Company's common stock as one of the investment alternatives. The Company's contributions to this plan are determined based on employees' years of service and matching of employees' contributions, and were approximately $4.7 million, $4.5 million and $4.2 million in the years ended January 31, 2000, 1999 and 1998. Contributions are funded with cash.

    On June 18, 1998, the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service, compensation and SERP tier. For the fiscal year ending January 31, 2000, approximately $2.9 million of benefits were accrued and expensed. The SERP is being funded through life insurance contracts on the key employees, though the plan does not require formal funding. At January 31, 2000, the life insurance contracts had a value of $10.3 million. The vested benefit obligation and accumulated benefit obligation were $6.0 million and $11.2 million, respectively, at January 31, 2000.

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

Summarized information for stock option plans is as follows:

                                           Year ended January 31,
                       ---------------------------------------------------------------
                              2000                  1999                  1998
                       ------------------   --------------------  --------------------
                                 Weighted               Weighted              Weighted
                                  Average                Average               Average
                                 Exercise               Exercise              Exercise
                       Options      Price    Options       Price   Options       Price
                       -------      -----   ---------      -----  ---------      -----
Outstanding at
 beginning of year... 3,872,674   $14.72    5,143,505   $23.94    7,183,560    $25.43
Granted.............. 3,354,666    14.20    3,188,335    12.51      575,000     23.52
Exercised............  (878,914)   18.08      (16,500)   13.29     (341,005)    20.75
Canceled.............  (333,467)   19.08   (4,442,666)   23.81   (2,274,050)    29.01
                      ---------             ---------             ---------
Outstanding at end
  of year............ 6,014,959   $13.70    3,872,674   $14.72    5,143,505    $23.94
                      =========             =========             =========
Options exercisable
  at end of year..... 1,937,662   $13.71    1,314,005   $21.19    3,340,498    $22.54
Options available for
  grant at end of
  year............... 1,927,032             3,973,231             2,026,900


The following table summarizes information about stock options outstanding at January 31, 2000:

                Options Outstanding                       Options Exercisable
     -----------------------------------------------      -------------------
                                Weighted
                                 Average     Weighted               Weighted
    Range of                   Remaining     Average                Average
    Exercise        Number     Contractual   Exercise       Number  Exercise
     Prices       Outstanding   Life (Yrs)     Price   Exercisable     Price
     ------       -----------   ----------     -----   -----------     -----
$11.25 to $11.25    2,161,793      5.77      $11.25    1,457,662     $11.25
 13.00 to  13.00    2,824,333      9.02       13.00            -          -
 14.50 to  23.08      780,000      6.25       19.72      480,000      21.18
 24.00 to  24.00      248,833      9.30       24.00            -          -
                    ---------      ----       -----    ---------      -----
                    6,014,959      7.51      $13.70    1,937,662     $13.71
                    =========      ====       =====    =========      =====

    In December 1998, replacement options to purchase an aggregate of approximately 2.6 million shares of the Company's common stock were awarded at an exercise price of $11.25 per share, subject to the surrender for cancellation of 3.9 million options with an average exercise price of $24.29.

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 is effective for fiscal years beginning after December 15, 1995 and provides, among other things, that companies may elect to account for employee stock options using a fair value method or continue to apply the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25").

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

                                           Year ended January 31,
                                           ----------------------
(in thousands, except share data)            2000          1999
                                           --------      --------
Net income
 As reported............................. $ 42,163      $ 85,198
 Pro forma...............................   31,527        79,722

Net income per share (basic)
 As reported............................. $    .47      $    .90
 Pro forma...............................      .35           .84

Net income per share (diluted)
 As reported............................. $    .46      $    .90
 Pro forma...............................      .34           .84

Weighted average assumptions
 Expected stock price volatility.........    45.1%         43.6%
 Risk-free interest rate.................     6.4%          5.0%
 Expected option lives (years)...........     2.7           2.1
 Estimated fair value of options granted. $   4.79      $   3.50

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

    During the year ended January 31, 2000, the Company repurchased 1.7 million shares of its common stock at a cost of $29.6 million. In the fiscal years ended 1999 and 1998, the Company repurchased 4.5 million shares of its common stock at a cost of $51.6 million and 38,486 shares of its common stock at a cost of $1.3 million, respectively.

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

Note 9.  Earnings Per Share

Earnings per share is computed and presented in accordance with Statement of Financial Accounting Standards No. 128 - Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, while diluted earnings per share reflects the additional dilution for all potentially dilutive securities, such as stock options.

    The table below reconciles weighted average shares outstanding used to calculate basic earnings per share with the weighted average shares outstanding used to calculate diluted earnings per share. There were no reconciling items for net income.

Year ended January 31,
(in thousands, except per share data)    2000      1999    1998
-----------------------------------------------------------------
Net income                             $42,163  $85,198  $ 89,908
                                        ======   ======   =======
Weighted average shares out-
 standing used in computation
 of basic earnings per share            90,607   94,601    94,943
Stock options                            1,289       70       309
                                        ------   ------    ------
Weighted average shares out-
 standing used in computation
 of diluted earnings per share          91,896   94,671    95,252
                                        ======   ======   =======

Basic earnings per share                  $.47     $.90      $.95
                                        ======   ======   =======

Diluted earnings per share                $.46     $.90      $.94
                                        ======   ======   =======

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

January 31, (in thousands)                     2000         1999
------------------------------------------------------------------
Circus and Eldorado Joint Venture (50%)
 (Silver Legacy, Reno, Nevada)              $ 87,150      $74,871
Elgin Riverboat Resort (50%)
 (Grand Victoria, Elgin, Illinois)            40,780       42,461
Victoria Partners (50%)
 (Monte Carlo, Las Vegas, Nevada)            137,065      141,658
Detroit Entertainment (see below)
 (MotorCity Casino, Detroit, Michigan)             -       12,717
                                             -------      -------
                                            $264,995     $271,707
                                             =======      =======

    Effective December 14, 1999, the Company acquired an additional 8.5% interest in Detroit Entertainment, bringing its total investment to 53.5%. As a result of this majority ownership position, the Company is no longer accounting for its investment under the equity method and is consolidating Detroit Entertainment results beginning December 14, 1999.

    The Company's unconsolidated affiliates operate with fiscal years ending on December 31. Summarized balance sheet information of the unconsolidated affiliates as of December 31, 1999 and 1998 is as follows:

(in thousands)                                 1999         1998
-----------------------------------------------------------------
Current assets                             $ 95,602      $ 81,539
Property and other assets, net              698,982       747,790
Current liabilities                          71,712        74,177
Long-term debt and other liabilities        261,006       283,006
Equity                                      461,866       472,146

    Summarized results of operations of the unconsolidated affiliates for the years ended December 31, 1999 and 1998 are as follows:

(in thousands)                                 1999         1998
-----------------------------------------------------------------
Revenues                                    $764,664     $676,268
Expenses                                     577,193      518,169
Operating income                             187,471      158,099
Net income                                   166,816      134,405

Note 11.  Commitments and Contingent Liabilities.

In July 1995, Silver Legacy, a 50/50 joint venture with the Eldorado Hotel/Casino, opened in downtown Reno, Nevada. As a condition to the joint venture's $230 million bank credit agreement, Mandalay is obligated under a make-well agreement to make additional contributions to the joint venture as may be necessary to maintain a minimum coverage ratio (as defined).

    The Company has formed a joint venture with the Detroit-based Atwater Casino Group to build, own and operate a hotel/casino in Detroit, Michigan. This joint venture is one of three groups which negotiated development agreements with the city. Mandalay had an initial 45% ownership interest in the joint venture. Effective December 14, 1999, the Company acquired an additional 8.5% interest at a cost of $38.4 million, thus increasing its total ownership interest to 53.5%.

    Pending the development of a permanent hotel/casino, the joint venture constructed a temporary casino (MotorCity Casino) in downtown Detroit, which opened December 14, 1999. MotorCity Casino contains approximately 75,000 square feet of gaming space, with approximately 2,600 slot machines and 136 table games, plus five restaurants and a 3,450-space parking facility. The cost of the temporary casino, including land and capitalized interest but excluding preopening expenses, was approximately $150 million. This cost was financed pursuant to the joint venture's $150 million credit facility, which is secured by the assets associated with the temporary casino. Mandalay has guaranteed this credit facility subject to the release of the guaranty if certain performance measures are reached. The joint venture's operation of the temporary casino is subject to ongoing regulatory oversight, and its ability to proceed with a permanent hotel/casino facility is contingent upon the receipt of all necessary gaming approvals and satisfaction of other conditions.

    The Detroit joint venture is planning a $600 million permanent hotel/casino facility. The Company has committed to contribute 20% of this amount in the form of equity, and the joint venture will seek project-specific funding for the balance of the cost. The development agreement provides that Mandalay will guarantee completion of the permanent facility and will enter into a keep-well guarantee with the city, pursuant to which it could be required to contribute additional funds, if and as needed, to continue operation of the project for a period of two years. This keep-well agreement also applies to the temporary casino.

 Mandalay has issued letters of credit totaling $50 million for the benefit of Bank of America in order to back letters of credit issued by Bank of America for the same total amount. The Bank of America letters of credit were issued to secure payments of principal and interest on bonds issued by the Economic Development Corporation of the City of Detroit. The proceeds of the bonds are to be used to finance costs associated with activities (including acquisition) relating to the land on which the permanent facility will be built.

    Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Detroit Casino Competitive Selection Process and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability to MotorCity Casino. No assurance can be given regarding the timing and outcome of these proceedings. An adverse ruling in any of these lawsuits could adversely impact the status of the joint venture's operation of the temporary facility, as well as its ability to obtain a certificate of suitability and a casino license for its permanent facility.

    The Company is a defendant in various pending litigation. In management's opinion, the ultimate outcome of such litigation will not have a material effect on the results of operations or the financial position of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Mandalay Resort
Group:

We have audited the accompanying consolidated balance sheets of Mandalay Resort Group (a Nevada corporation) and subsidiaries as of January 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mandalay Resort Group and subsidiaries as of January 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 of Notes to Consolidated Financial Statements, the Company changed its method of accounting for preopening expenses effective February 1, 1999.


                                        ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 22, 2000

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